WE
AUTOMOBILE
MAKE
WALLPAPER
PAPER
MAP
THAT MAKES
ESPRESSO
ITS WAY
MASKING TAPE
INTO
SANDPAPER
MANY
PASSPORT
THINGS
NOTEBOOK
NEENAH PAPER, INC.
WINE LABEL
2010 ANNUAL REPORT
PACKAGING

BLUE JEANS
SKI LIFT TICKET
CATALOG
LETTERHEAD
COASTER
BUSINESS CARD
MENU
GREETING CARD
VENEER
SHOPPING BAG
HANG TAG
BOOK
BOURBON
MAGAZINE
GARMENT LABEL
INVITATION
WALL DECAL
ACOUSTIC CEILING
PACKING TAPE
SUSTAINABILITY REPORT


2011
Neenah





NEENAH PAPER, INC.
2010 ANNUAL REPORT

AT NEENAH PAPER,
WE MAKE
PRODUCTS THAT
MAKE
THEIR WAY
INTO MANY THINGS.
IN FACT,
DESPITE OUR NAME,
A LOT
OF OUR PRODUCTS
AREN'T
"PAPER" AT ALL –
AT LEAST
NOT IN THE
TRADITIONAL SENSE.

Thanks to the expertise of our technical teams and process capabilities in areas such as formation, saturation, coating and meltblown nonwovens, you may experience our products as the filters in your car, the patch on the pocket of your jeans, the base material in an abrasive disk, the label or package that drew you to a premium bottle of wine or perfume, the backing to exotic hardwood veneer furniture, or the sterile packaging for a disposable medical device. At the same time, we are the leader in our traditional markets for fine printing and writing papers, and the choice for premium communications by individuals, businesses and, occasionally, the President of the United States.

We have changed a lot in the six years since Neenah has been an independent public company. From a domestic business that depended on commodity pulp for more than half of its revenue, we built a company whose focus is now directed toward global markets and specialty products, where our technical knowledge and process expertise provide a competitive edge.

Today, our ability to deliver value for customers – and performance for shareholders – derives from a wide range of products beyond paper. Maybe it's time to just call us "Neenah."

OUR LONG-TERM POTENTIAL WILL BE DEFINED BY INNOVATION AND TECHNICAL
OUR ABILITY TO SOLVE COMPLEX CUSTOMER NEEDS EXPERTISE DETERMINE SUCCESS

One of Neenah's strengths is our command of specialized processes and chemistries that enhance a product's performance to meet customer needs. For example, we have unique capabilities and expertise in saturation, coatings and nonwoven materials that permit us to satisfy exacting customer demands in such diverse applications as filtration, sterile packaging and coated abrasives. We also have significant skills in image transfer technology, used primarily in the placement of graphics on textiles. By combining these capabilities with our ability to innovate, we continue to expand our portfolio with products that in some cases are new to the market – and generate strong margins by delivering high value to the customer.



A recent example of our ability to put innovation to work for a customer is a name-badge product for Avery Dennison. Avery was looking for a material that adhered better and avoided the wrinkling and curling typical of traditional paper badges. They turned to Neenah because of our specialized print coating expertise and ability to provide a customized solution with an extremely quick turnaround. For Neenah, which had previously received both the "Growth and Innovation Excellence" and "Supplier of the Year" awards from Avery Dennison's office products division, the name-badge product was further proof of our commitment to customer solutions.

Also during the past year, we developed a product that offers a more environmentally friendly and easier method of creating the stencil used in the screen printing of items such as imprinted t-shirts. Our process, which was introduced to the market in early 2011, can deposit an image on a screen in a manner that is capable of printing relatively large runs, while reducing the extensive preparation and cleanup traditionally associated with the screen printing process.

In other illustrations of our innovative approach, we have expanded our filtration end markets, developed products that can be used for sterile medical packaging, as well as packaging that can help protect electronic components against electrostatic discharge, and labels for chemicals and that require compatibility with digital imaging processes and can still stand up under harsh environments. Our teams also work with other partner companies in exploring and applying new technologies such as e-beam coating and carbon fiber formation.

To maintain our technical edge, we continually invest in research and development. We will further strengthen our product development efforts in 2011, when we open a new Innovation Center based at our facility south of Munich, Germany. The Center will bring together many of our R&D resources in a single location, further driving our innovation efforts.

WE SERVE SPECIALIZED MARKETS TARGETING HIGH-VALUE WHERE OUR PRODUCT PERFORMANCE NICHES TO DRIVE GROWTH IS A DIFFERENTIATING STRENGTH



Neenah's long-term success will be driven by our ability to identify and serve new markets that map to our specialized capabilities. We continually ask ourselves how our expertise can best serve customers' needs, and actively seek to market our products for use in those areas where we can be differentiated through value-added features, superior performance, or best-in-class execution and service.

In Technical Products, we are building on our expertise in filtration for the transportation industry, where our products have long been employed in engine and cabin air, oil and fuel filtration. For example, we are now making triple-layer filter media for the next generation of high-efficiency engines, including a wet-laid micro glass layer that meets the highest efficiency standards and customer requirements. We have increased our nonwoven meltblown capacity, and can not only serve the growing demand for high-end transportation filters, but also expand into new markets where specialized filtration needs are mission-critical. These new end markets are as diverse as beverage processing, industrial manufacturing, medical and health applications.

Our Fine Paper business provides many examples of this successful focus on specialized market opportunities. Neenah's position as the leader in premium printing and writing paper was built on providing the highest quality, best finishes and broadest color selection, appealing to customers for whom communicating a prestigious image is most important. We are now building a growing business providing labels for products such as premium wines and beverages, gourmet and natural foods.



Additionally, we are growing the packaging of luxury consumer products such as fine jewelry and fragrances, as well as retailers' gift card enclosures and shopping bags.

We have also captured new revenue and profit pools from existing markets. An expanded relationship with Crane & Company allows us not only to exclusively manufacture, but also to sell and distribute their products to our customers. In envelopes, we are taking an active role in direct sales, whereas we previously relied on third-party converters to produce and sell those papers to customers. Our envelopes can now be purchased directly from Neenah, bundled together with other fine paper orders, enhancing customer convenience in a sizeable market.

As we seek additional growth opportunities, we will follow a disciplined approach: identifying promising market segments that offer volume growth and attractive financial returns, setting well-defined objectives, allocating resources, and giving our teams the authority and responsibility to extend our leadership to new areas.

WE ARE DEVOTING GREATER RESOURCES OUR EMERGING OPPORTUNITIES TO EXPAND OUR BUSINESS INTERNATIONALLY SPAN THE GLOBE

Neenah's reputation for high quality, performance and custom-tailored solutions has helped to drive growing demand for our products around the world. Our products are currently sold in some 70 countries, with about 45 percent of our sales generated outside of North America. Sales to Europe, Asia and Latin America combined increased by approximately 23 percent in 2010. As we seek to broaden our opportunities, we are aligned with global customers that can employ our products in multiple regions, while also strengthening resources such as marketing, sales and logistical support that we dedicate to international markets.



Europe accounted for some 30 percent of our sales in 2010, as our manufacturing facilities in Germany have given us a strong presence among major customers based in the region. Many top European auto manufacturers, as well as makers of industrial equipment, home appliances and construction materials, use our substrates in their products and manufacturing processes. Among our growth initiatives in the region, we are enjoying success in expanding our nonwoven wall covering business in Eastern Europe, and we are building on our heat transfer capabilities with a program of direct sales of heat transfer products in Europe.

Asia is an increasingly important region for Neenah, accounting for approximately 8 percent of sales and growing approximately 18 percent over the prior year. One of the areas in which we have expanded recently is the Asian abrasives industry, where we have grown by tailoring products specifically to local market needs. We also are serving the filtration market with products for such applications as flame-retardant air filtration and high-pressure injection diesel filtration. With the rising affluence of local populations, we also are experiencing growing demand for fine paper products. We have relaunched our STARWHITE® and SUNDANCE® brands in Asia to serve this market, and are building our presence through a strong network of fine paper merchants.

North America remains an important market, delivering approximately 55 percent of sales last year. Our Fine Paper brands, such as CLASSIC® and ENVIRONMENT® Papers, are among the most recognized and preferred in North America, and we are expanding on that position with a broad range of new papers for commercial digital printing. In the Technical Products area, we actively serve the North American market for materials used in the manufacture of industrial consumable products, digitally imaged transfer papers and durable label materials.



In Latin America and the rest of the world, which account for about 7 percent of total sales, we are growing with our international customers and looking for ways to accelerate this growth. For example, we see opportunities to work with global companies that have manufacturing in the region and desire a locally based source of advanced, high-performance products.

WE ENGAGE WITH CUSTOMERS
OUR LEADERSHIP IS BUILT ON A SOLID COMMITMENT
AND STAND BEHIND OUR PRODUCTS
TO EXCELLENCE IN SERVICE AND SUPPLY CHAIN
TO CREATE EXCEPTIONAL VALUE

Customer engagement and quality service are essential ingredients in Neenah's success, and these skills will support our growth. Illustrations of this commitment to service range from our flexibility in tailoring solutions to meet specific product performance requirements, to using our supply chain tools to strengthen our customers' inventory management, to guaranteeing our brand performance.

For example, our Technical Products business units work closely with customers to understand and respond to their needs for today's and tomorrow's advanced solutions. Among other initiatives, this has led us to invest in additional meltblown capacity in our German operations to meet rapidly growing customer demands for our more advanced filtration products.



Reflecting our efforts to build close relationships with customers, our U.S. Technical Products group invites customer teams each year to visit our Munising mill and participate in "Paper School." The customer groups spend time in the laboratory learning how to saturate and coat base papers to achieve different properties, thus increasing their understanding of Neenah's customized solutions and how we can work together on future product developments.

In Fine Paper, we were the first in our industry to offer the combination of both service and product performance guarantees to demonstrate our confidence in our brands. In 2010, we expanded this effort with a new 110 percent print guarantee on CLASSIC CREST® Paper, our best-selling brand, where we will refund 110 percent of a customer's paper costs if they are not satisfied with the print quality. We also introduced our Personal Proof℠, providing a free sample print of the customer's artwork on a variety of our fine papers.

Technology is a major contributor to our customer outreach. Our recently redesigned www.neenahpaper.com website, our *Against the Grain* blog, and our use of social media help us to actively engage customers. We also offer our Strategic Planning and Optimization Tool (SPOT) program, in which we use data gathered through our own supply chain systems to help customers order the right products and quantities to stay "in stock" on the highest velocity items – saving them money and increasing their turns, while making it easy for them to order with Neenah.

Through these and many other initiatives, we stay engaged with our customers, helping to build their business – and ours.

SUSTAINABILITY IS A VITAL ELEMENT OF THE PRODUCTS WE MAKE AND THE WAY WE MAKE THEM

WE AIM FOR THE HIGHEST STANDARDS OF ENVIRONMENTAL RESPONSIBILITY

In our products, as well as our manufacturing processes, Neenah strives to maintain the highest standards of environmental sustainability. We have the most extensive line of carbon neutral premium writing, text and cover papers in our industry. Our CLASSIC CREST®, CLASSIC® Linen, ENVIRONMENT® and STARWHITE® Papers are all FSC certified, and our major CLASSIC brands are also Carbon Neutral Plus, with offerings made from 100 percent post-consumer fiber and processed chlorine free.



Using the ECO Calculator on our website, customers can instantly calculate the environmental savings they can achieve by using paper made with post-consumer fiber, as well as the savings from using paper made with 100 percent renewable electricity.

We also have increased our use of FSC certified pulps in Technical Products, when we are able to do so while still meeting customers' performance specifications. In addition, we created a masking tape using recycled fibers, which is finding wide use in construction projects in Europe due to local green procurement requirements.

We introduced several green product innovations in Fine Paper during the past year, including a new CONSERVATION® brand that was created to complement our industry-leading ENVIRONMENT® brand. We introduced a 100 percent post-consumer folding board for packaging cosmetics and other luxury items.

Several years ago we defined an ambitious set of standards for our manufacturing operations, involving responsible procurement, reduction in water usage, increased energy efficiency, reduction in greenhouse gas emissions, wastewater treatment and effluent quality, and other tangible areas. Today, many of our plants are 100 percent landfill-free for manufacturing waste, and make use of renewable power sources such as hydroelectricity and wind.



One of our recent environmental initiatives is the Osa Project, a partnership to preserve an important bird habitat on Costa Rica's Osa peninsula. As the Osa provides shelter for migratory birds – including those from Wisconsin – during the winter months, it is crucial to safeguard the region's forests. Neenah has partnered with the Wisconsin Department of Natural Resources (DNR), Friends of the Osa, and other public and private organizations in this vital project.

PART II: LETTER TO SHAREHOLDERS

Creating value and opportunity through
strategic transformation



TO NEENAH PAPER SHAREHOLDERS

Neenah Paper is stronger today than at any time since our founding six years ago – a fact that is reflected in our 2010 performance. Our businesses are more broadly diversified in higher-value products and focused on high-potential global markets. We have built strong market positions and a reputation for leadership in innovation and supply chain. As discussed in this letter and annual report to you, these changes have resulted in a product portfolio that can support top-line increases and improved margins, a de-levered capital structure, consistent free cash flow, and the capacity to produce profitable growth and attractive returns for shareholders.

We arrived at this position because our people – at all levels – drove a major transformation of the Company over the past several years. We divested our commodity pulp operations, culminating in the sale of our remaining timberlands in March 2010. We expanded the scale and growth potential of our Technical Products and Fine Paper businesses with important acquisitions and strategic capital investments. In addition, we aggressively reduced our costs and operating footprint. Because of these efforts, we entered this year confident in our ability to produce strong financial results, and we are pleased to report on our success in delivering against this commitment in 2010.

DELIVERING FINANCIAL PERFORMANCE

Neenah's results for 2010 demonstrate solid execution of our business strategies. Net sales increased 15 percent, to $658 million. The increase was achieved in spite of the almost $12 million impact of a weaker Euro. Our businesses realized higher volumes, an improved product mix and increased pricing. Technical Products grew more than 20 percent and now accounts for almost 60 percent of consolidated sales. We also expanded our international presence, and sales outside North America now represent approximately 45 percent of total sales.

Income from continuing operations grew to $55 million in 2010 from $16 million in 2009. Excluding the one-time impact of a $3 million gain on the sale of the Ripon mill in 2010 and a $17 million charge for the closure of that facility in 2009, operating income increased by almost $19 million, or more than 50 percent. This improvement was achieved in spite of record high fiber prices during the year. Our teams did an excellent job of countering the more than $32 million rise in fiber prices, as we continued to benefit from the cost reductions implemented during the financial crisis, significantly higher volumes, price increases, and a more profitable mix of products. We remained focused on increasing our operating margins, which improved to almost 8 percent of sales in 2010, from 6 percent in 2009, excluding Ripon related items.

Earnings per share, adjusted for special items such as the Woodlands sale and the closure of the Ripon mill, were $1.47 in 2010, nearly double the adjusted earnings per share of $0.76 in 2009.

STRONG BALANCE SHEET

Our business performance and strong cash flow generation, supplemented by almost $86 million in proceeds from the sale of the Woodlands and Ripon mill, enabled us to increase our cash position by more than $40 million while reducing debt by approximately $75 million. Our performance was recognized by the major credit rating agencies, which upgraded the rating of Neenah Paper debt in March of 2010.

We announced early in 2011 that we will further reduce our debt and call approximately $65 million of our bonds. With this action, we will have reduced our debt levels by more than $165 million since the third quarter of 2008, when the financial crisis hit. More importantly, through our stronger operating performance, along with non-core asset sales, we have improved our capital structure significantly. And, with a revolving credit facility of $100 million, we have ample liquidity and flexibility for growth.

GROWING SHAREHOLDER VALUE AND DIVIDEND

Our share price increased in concert with the strong performance of the business during the past year, rising 41 percent during 2010, on top of the 58 percent increase in 2009. In both years, Neenah's performance outpaced both broad market indices and peer companies.

We have mentioned in past years that Return on Invested Capital is a key metric against which we measure our performance, as well as an important benchmark for shareholders. During 2010 we raised our return level to above 8 percent from just below 6 percent for the prior year. While improvements in our top line and margins were the primary drivers, we remain disciplined in our capital spending, which at $17 million was well below our depreciation of $28 million. Another key contributor to the improvement was a reduction in working capital levels across all of our businesses. We ended the year with working capital at 14 percent of sales, versus 16 percent last year. All of this also contributed to free cash flow of more than $35 million.

We, along with our Board of Directors, believe that an attractive dividend is a priority and a key component of delivering shareholder value. That is why we maintained our dividend in 2009, when many companies reduced or suspended dividends due to economic conditions. In November 2010, the Board voted to increase our quarterly dividend 10 percent, to $0.11 per share from $0.10 per share, effective with the dividend payable in March 2011.

TECHNICAL PRODUCTS

WINNING THROUGH SPECIALIZATION

Success in our Technical Products business is determined by the ways in which we use Neenah's exceptional technical knowledge and process capabilities to bring unique solutions to our customers and the market. This solution-oriented approach creates a strong long-term partnership, and provides the basis for serving specialized market segments and applications. Over time, this has enabled us to move to a mix of higher performing and, therefore, higher margin products. Focus on innovation remains a priority, both to grow the business and to replace our more mature products. In our Technical Products business, new products contributed more than $10 million to sales last year.

In 2010, we were very pleased to receive both the "Growth and Innovation Excellence" and "Supplier of the Year" awards from Avery Dennison's office products division. While we are proud to receive awards and accolades, the most important "win" is the ability to create new business opportunities such as helping Avery bring to market a new name-badge product, which will support growth in 2011.

In another example of innovation, we provided a specialized base for a customer's new premium tape product, which now has national distribution at a retail level. In Europe, we used our saturation capabilities to create a new masking tape from recycled fibers, which satisfies local requirements for sustainable materials in publicly funded construction projects. For the Asian market, we developed abrasive products that are making strong inroads in the markets, by substituting an engineered, better-performing solution for traditional silica-on-kraft paper products.

During the year we announced a $10 million investment to expand our meltblown nonwoven capacity in Germany. The meltblown process enables us to combine specialized nonwoven polymers onto other substrates, enhancing our ability to meet complex performance needs, ranging from automotive and industrial filtration to filters in high-end single-serving coffee makers. The new capacity came online as planned in the first quarter of 2011 and will allow us to continue to support the growth of our higher value filtration products.

Net sales of Technical Products increased 21 percent in 2010, to $384 million. Volumes increased in most product lines, including our largest product group, transportation filtration, which rose more than 20 percent and reflected growing demand in markets outside of our European base. In addition to higher volumes, we realized a more profitable product mix, higher average selling prices and continued improvements in cost efficiencies. These factors helped us make progress toward our key objective of double-digit operating margins in Technical Products, with an improvement to 8 percent in 2010, versus 5 percent last year. Operating income of $29 million set an all-time record and more than doubled from the prior year, overcoming more than $20 million of higher input costs.

FINE PAPER

LEVERAGING OUR LEADERSHIP

Neenah's competitive strength in Fine Paper starts with our industry-leading brands – such as CLASSIC®, ENVIRONMENT®, ESSE® and SUNDANCE® Papers – which have the strongest name recognition in the marketplace, reinforced by our unparalleled commitment to quality, marketing support and service. By building on our traditional strong position in text and cover products, while expanding in promising new areas, we met our objective to deliver growth in excess of the overall fine paper market. Revenues in growth areas such as packaging, labels and international markets were up 18 percent year-over-year.

In 2010, we continued to refine our text and cover product lines to build on our market leadership. Neenah launched the industry's most comprehensive range of papers for digital printing, featuring 16 different colors and 13 textures. A new brand, CONSERVATION® Paper, was introduced to offer a value alternative in the 100 percent post consumer category. Late in the year, we began to supply envelopes in Neenah Paper grades directly to our customers. And we have continued to build on our partnership with Crane & Co. to exclusively manufacture, market and sell their highly regarded line of fine business papers.

An element of our strategy is to move beyond the traditional printing environment, where our paper is used to present printed content in a premium manner, into applications where paper quality and characteristics become part of the essence of a customer's brand itself. This focus on "image-making" opens up new revenue streams and growth potential, as reflected in the expansion of our labels and packaging solutions, which are becoming a larger part of our business. Many brands of wines and spirits, organic foods and other premium consumer products now include labeling provided by Neenah. We also have introduced packaging for cosmetics and other high-end consumer products, using a 100 percent post-consumer content folding board.

International markets are a growing part of our Fine Paper business. Our team has focused on selected regions such as Asia and South America, expanding our presence in a cost-effective manner by redeploying sales, marketing, logistics and other resources to those markets. In Asia, for example, where the increasing affluence of the population is creating demand for fine writing papers, we relaunched our STARWHITE® and SUNDANCE® brands and are emphasizing our breadth of color and texture offerings. We achieved growth in excess of 18 percent in our international business in 2010 and we will continue to resource and focus on this opportunity.

Innovative marketing and service initiatives continue to be key drivers of our progress in Fine Paper. Our redesigned neenahpaper.com website has been very well received by the design community. It features an expanded Personal Proof program, which enables designers to order a custom print of their artwork on a wide range of Neenah papers. In customer service, we have enhanced our industry leading quality and delivery guarantees. An example of our confidence in Neenah quality – and our willingness to stand behind our products – is our new 110 percent print guarantee on CLASSIC CREST® Papers.

Net sales for Fine Paper were $273 million in 2010, an increase of 7 percent, driven primarily by volume growth, as our teams continue to show that they can outperform the market. Operating income for the business was $37 million, increasing 7 percent from 2009 after excluding the impact of the Ripon mill closure and sale. The increase was achieved despite more than $15 million in higher pulp costs, reflecting the power of our brands and the success of our teams in delivering benefits from higher volume, increased selling prices and cost efficiencies.

SAFETY AND SUSTAINABILITY

We are proud of our continuing progress in the area of safety, which remains a top priority. In 2010, our reportable safety incident rate improved 14 percent. We are pleased with our ongoing improvement in safety, and we continue to work toward our goal of world-class performance.

In 2010, we maintained our commitment to environmental sustainability, both in our products and our processes. With our new CONSERVATION® brand of fine papers, we have expanded our offering of 100 percent post-consumer fiber products. We continue to use more FSC-certified pulp in our products, including our new "green" masking tape. Operationally, we continue to make progress against our environmental objectives, including reduced water usage and improved water treatment, eliminating solid waste, and expanding the use of renewable energy sources.

MANAGEMENT SUCCESSION

The Board of Directors announced an executive succession plan in late 2010, under which John O'Donnell, Senior Vice President and Chief Operating Officer, will succeed me as President and Chief Executive Officer in May 2011. At that time, I will retire as CEO, but continue in the capacity of Non-Executive Chairman of the Board.

John is well suited and prepared for the role. He has more than two decades of experience in the industry, has led major global businesses, and has been a principal driver of the progress of our Fine Paper business since late 2007, when we recruited him to Neenah. The Board of Directors has worked for more than a year, both internally and with outside advisors, to ensure that this transition will be seamless and successful. The Board and I are excited about working with John, and we are confident that he and the entire Neenah team are well equipped to achieve great success in the future.

FOCUSED ON GROWTH

Neenah has come through the challenging economic cycle in a strong position. We are leaders in our traditional markets and are penetrating new specialty areas where we can produce increasing value. At the same time, we have demonstrated our ability to improve the efficiency of our operations, produce sustainable and significant cash flows, and achieve a capital structure that offers the flexibility to pursue future growth opportunities. We worked very hard to enhance both the product composition and risk profile of the Company by divesting pulp, and we expect to maintain this improved profile and build on the core businesses we have today.

Going forward, we will build on this solid foundation. We will use our technical, supply chain and marketing expertise to capture new opportunities. We will expand our market share by making Neenah increasingly valuable and relevant to our customers. We will continue to pursue growth in the international marketplace. We will ensure that the company has a talented, capable and motivated team to lead Neenah toward an exciting future. And we will operate in a disciplined manner, staying focused on delivering attractive returns on invested capital and rising shareholder value.

I would like to express my thanks for the hard work and energy of our people, the loyalty of our customers, the guidance of our Board of Directors and the support of our shareholders. It has been a privilege to work with the Neenah team as we spun off from Kimberly-Clark and then successfully transformed the Company into a leader in our Technical Products and Fine Paper markets. We have achieved our objective of creating a transformed company, focused on profitable markets, that is supported by our strong financial base, and a great team with a commitment to quality and service and an innovative, "can do" spirit. I am confident that Neenah Paper will continue to deliver on its exciting potential in the years ahead.

ABOUT THAT ANNUAL REPORT...

I would be remiss if I ended without mentioning last year's "hardcover" annual report. I received a few letters from shareholders commenting on the beauty of it, but some also questioned the cost and the need for what one shareholder referred to as a "bullet-proof" cover. I'm glad it got your attention, as this is what we do for a living with our products! We work hard to manage spending, and the total cost did not exceed the prior year's level. The cover material was one of the Technical Products grades, so it was a great showcase for our capabilities. We are proud to say that the report got the attention of others too – as it won the overall "Best in Class" award at the leading international annual report competition conducted by the graphic design industry, and more importantly was recognized by our customers throughout the year. We are proud of what we make and sell, and our annual reports reflect it. Thanks.

Sincerely,



Sean T. Erwin
Chairman, President and
Chief Executive Officer

PART III: NEENAH PAPER AT A GLANCE

Superior products and strong performance
working together



NEENAH PAPER AT A GLANCE

AT NEENAH, OUR MISSION
IS TO BE
THE FIRST CHOICE
FOR PREMIUM BRANDED
AND CUSTOMIZED PRODUCTS.
OUR GOAL
IS TO CREATE VALUE
FOR OUR CUSTOMERS AND
STOCKHOLDERS
THROUGH INNOVATION, SERVICE
AND EXCELLENCE
IN EXECUTION.
IT IS OUR EMPLOYEES WHO
DRIVE THIS VALUE.

NEENAH TECHNICAL PRODUCTS

NEENAH FINE PAPER

NEENAH TECHNICAL PRODUCTS

Neenah is a leading producer of Technical Products, using paper, film, nonwovens and other substrates to produce specialized, industrial and graphic materials that employ saturation, coating and other function-enhancing processes to deliver specified performance.

Our products include filtration media, specialty tape and coated abrasive backings, as well as durable tag, label and wall coverings. Specific end uses include transportation, household and industrial applications, medical packaging, retail image transfer papers and many others.

The Technical Products group serves customers in as many as 70 countries through manufacturing facilities in the U.S. and Germany, supported by R&D efforts focused on developing the new processes and products that will meet customers' needs and drive our growth.


Technical Products
Filtration
Air Filter Media
Oil Filter Media
Fuel Filter Media
Cabin Filter Media
Power Tool Filters
Vacuum Cleaner Bags
Blood Filtration
Industrial Filtration
Beverage Filtration
Specialty Tape
Indoor Painting
Outdoor Painting
Automotive Lacquering
Carton Sealing Tapes
Color Coding
Protective Surface Covering
Adhesive Coated
Vinyl Graphics Transfer
Packaging
Component Materials
Coated Abrasives
Medical Packaging
Veneer Backing
Automotive Dashboards
Printing Blankets
Furniture Surface Overlay
Release Papers
Screen Printing Plates
Carbon Fiber Base
Graphics & Identification
Heat Transfer
Bookcovering Material
Outdoor Maps
Hospital ID Bracelets
Passport Covers
Pressure Sensitive Labels
Pharmaceutical Labels
Garment Brand Labeling
Racing Numbers
Wall Covering
Finished Wallpapers
Paintable Wallpapers
Embossed Wallpapers
Wallpapers on Demand
Wall Decals
Digitally Printed Wallpapers
Liner for Glazing
Backing for Flexible Flooring
Acoustic Ceilings

NEENAH FINE PAPER

Neenah is the leader in the North American Fine Paper market. We are a world-class manufacturer of premium writing, text and cover materials, cotton fiber papers and specialty items.

Built on a tradition of quality and service, we market some of the most recognized and preferred premium papers in North America, with distinguished brands including CLASSIC®, CLASSIC CREST®, ESSE®, SUNDANCE® and ENVIRONMENT® Papers.

A pioneer in eco-friendly paper products, our ENVIRONMENT® Paper is the premier offering of recycled content papers in the market. Neenah's leadership role is supported by our broad range of colors, textures and other product features.

Our products are in demand wherever image counts: for high-end printing needs, business identification materials, private watermark stationery, marketing and promotional materials, reports, brochures and specialized uses such as upscale packaging and labels.


Stationery
Business Cards
Annual Reports
Brochures
Luxury Retail Packaging
Wine Labels
Pocket Folders
Direct-Mail Advertising
Shopping Bags
Menus
Sustainability Reports
Music Packaging
Greeting Cards
Coasters
Fine Paper
CLASSIC CREST® Papers
CLASSIC® Linen Papers
CLASSIC® Laid Papers
CLASSIC COLUMNS® Papers
CLASSIC COTTON® Papers
CONSERVATION® Papers
CRANE® Papers
ENVIRONMENT® Papers
STARWHITE® Papers
SUNDANCE® Papers
EAMES™ Papers
ESSE® Papers
OXFORD® Papers
UV/ULTRA® II Translucent Papers
CLEARFOLD® Translucent Papers
CAPITOL BOND® Papers

NEENAH FACILITIES



Customer Service Center
Manufacturing
Research and Development
Finishing Center
Corporate Headquarters
Alpharetta, Georgia
Weidach, Germany
Whiting, Wisconsin
Appleton, Wisconsin
Neenah, Wisconsin
Munising, Michigan
Lahnstein, Germany
Bruckmuehl, Germany

FINANCIAL INFORMATION

26 Business Summary

29 Selected Financial Data

32 Management's Discussion and Analysis of Financial Condition and Results of Operations

47 Management's Annual Report on Internal Control Over Financial Reporting

48 Reports of Independent Registered Public Accounting Firm

50 Consolidated Statements of Operations

51 Consolidated Balance Sheets

52 Consolidated Statements of Changes in Stockholders' Equity

53 Consolidated Statements of Cash Flows

54 Notes to Consolidated Financial Statements

90 Leadership

91 Shareholder Information

BUSINESS SUMMARY

In this report, unless the context requires otherwise, references to "we," "us," "our," "Neenah" or the "Company" are intended to mean Neenah Paper, Inc. and its consolidated subsidiaries.

OVERVIEW

We are a leading producer of technical products and premium fine papers. We have two primary operations: our technical products business and our fine paper business.

Our technical products business is a leading international producer of transportation and other filter media, durable, saturated and coated substrates for a variety of end uses, and nonwoven wall coverings. Our technical products business is organized into five global strategic business units ("SBUs") which sell into 17 product categories. We focus on categories where we believe we are a market leader or have a competitive advantage, which include, among others, transportation and other filter media, specialty tape, label, abrasive, medical packaging, nonwoven wall coverings and image transfer technical products markets. We are also a global supplier of materials used for customer-specific applications in furniture and book covers. Our customers are located in more than 70 countries. Our technical products manufacturing facilities are located in Munising, Michigan and near Munich and Frankfurt, Germany.

Our fine paper business is a leading producer of premium writing, text, cover and specialty papers used in corporate identity packages, corporate annual reports, invitations, personal stationery, labels and high-end packaging for point of purchase advertising. Our products include some of the most recognized and preferred papers in North America, where we enjoy leading market positions in many of our product categories. We sell our products primarily to authorized paper distributors, converters and specialty businesses. Our fine paper manufacturing facilities are located in Appleton, Neenah and Whiting, Wisconsin.

PRODUCTS

TECHNICAL PRODUCTS. The technical products business is a leading producer of filtration media and durable, saturated and coated substrates for a variety of end uses, including tapes, premask, abrasives, labels, medical packaging, decorative components, wall covering, and image transfer papers. Our technical products business had net sales of approximately $384 million, $318 million and $397 million in 2010, 2009 and 2008, respectively. JET-PRO®, SofStretch™, KIMDURA®, MUNISING LP®, PREVAIL™, NEENAH®, Gessner® and varitess® are brands of our technical products business.

In general, the products of our technical products business are sold to other manufacturers as key components for their finished products. The technical products business is organized into five SBUs: Filtration; Tape; Component Materials, Graphics and Identification; and Wall Covering to sell its products into major market segments. Several of the key market segments served, including tape and abrasives, are global in scope.

The Filtration SBU produces filtration media primarily for induction air, fuel, oil, and cabin air applications in automotive transportation. Transportation filtration media are sold to suppliers of automotive companies as original equipment on new cars and trucks as well as to the automotive aftermarket. This business is primarily in Europe.

The Tape SBU produces both saturated and unsaturated crepe and flat paper tapes and sells them to manufacturers to produce finished pressure sensitive products for sale in automotive, automotive aftermarket, transportation, manufacturing, building construction, and industrial general purpose applications.

The Component Materials SBU is a leading producer of latex saturated and coated papers for use by a wide variety of manufacturers. Finished lightweight sandpaper is sold in the automotive, automotive aftermarket, construction, metal and woodworking industries for both waterproof and dry sanding applications. Premask paper is used as a protective over wrap for products during the manufacturing process and for applying signs, labeling and other finished products. Medical packaging paper is a polymer impregnated base sheet that provides a breathable sterilization barrier. When sealed together with film, this paper becomes a medical packaging material that allows sterilization from steam, ethylene oxide, or gamma radiation and at the same time provides unique barrier properties. The Component Materials SBU also produces a line of release papers and furniture backers.

The Graphics and Identification SBU produces label and tag products from saturated (latex impregnated) base label stock and purchased synthetic base label stock. Top coatings are applied to the base label stock to allow for high quality variable and digital printing. The synthetic label stock is recognized as a high quality, UV (ultra-violet) stable product used for outdoor applications. The business sells its label and tag stock to pressure sensitive coaters, who in turn sell the coated label and tag stock to the label printing community. Image transfer papers are used to transfer an image from paper to tee shirts, hats, coffee mugs, and other surfaces. The Graphics and Identification SBU produces and applies a proprietary imaging coating to its image transfer papers for use in digital printing applications. Image transfer papers are primarily sold through large retail outlets and through master distributors. Decorative components papers are made from light and medium weight latex saturated papers which can then be coated for printability. Decorative components papers are primarily sold to coater converters, distributors, publishers and printers for use in book covers, stationery and fancy packaging. The Graphics and Identification SBU also produces and sells clean room papers and durable printing papers into their respective markets.

The Wall Covering SBU produces a line of substrates made from saturated and coated wet-laid nonwovens and markets to converters serving primarily European commercial and do-it-yourself markets.

FINE PAPER. The fine paper business manufactures and sells world-class branded premium writing, text, cover and specialty papers used in corporate identity packages, corporate annual reports, invitations, personal stationery, labels and high-end packaging for point of purchase advertising. Our fine paper business had net sales of approximately $273 million, $256 million and $336 million in 2010, 2009 and 2008, respectively.

Premium writing papers are used for business and personal stationery, corporate identity packages, envelopes and similar end-use applications. Market leading writing papers are sold by the fine paper business under the CLASSIC®, ENVIRONMENT®, NEENAH®, CAPITOL BOND® and NEUTECH® trademarks, which are denoted by a brand watermark in each sheet of writing paper. Our fine paper business has an exclusive agreement to manufacture, market and distribute Crane & Co.'s CRANE'S CREST®, CRANE'S BOND®, CRANE'S LETTRA®, CRANE'S PALETTE™ and CRANE'S® Choice Papers branded fine papers. The fine paper business also sells private watermarked paper and other specialty writing papers.

Text and cover papers are used in applications such as corporate brochures, pocket folders, corporate annual reports, advertising inserts, direct mail, business cards, hang tags, scrapbooks, and a variety of other uses where colors, textured finishes or heavier weight papers are desired. Our brands in this category include CLASSIC®, CLASSIC CREST®, STARWHITE®, SUNDANCE®, ESSE® and ENVIRONMENT®. We also sell a variety of custom colors, paper finishes, and duplex/laminated papers. The fine paper business also produces and sells other specialty papers, including translucent papers, art papers, papers for optical scanning and other specialized applications, under the UV/ULTRA® II translucent paper trademark and other brands.

MARKETS AND CUSTOMERS

TECHNICAL PRODUCTS. The technical products business relies on five SBUs to sell its products globally into 17 product categories. Such categories, broadly defined as polymer impregnated and synthetic paper, include papers used as raw materials in the following applications: filtration, tape, component materials for manufactured products, graphics and identification, and wall covering.

Several products (filtration media, wall coverings, abrasives, tapes, labels) are used in markets that are directly affected by economic business cycles. Other market segments such as image transfer papers used in small/home office and consumer applications are relatively stable. Price competition is common in most of the segments served by the technical products business and has increased due to a trend of using film and other lower cost substrates instead of paper in some applications.

The technical products business relies on a team of direct sales representatives and customer service representatives to market and sell approximately 95 percent of its sales volume directly to customers and converters. Less than five percent of the sales of the technical products business are sold through industrial distributors.

The technical products business has over 500 customers worldwide. The distribution of sales in 2010 was approximately 55 percent in Europe, 25 percent in North America and 20 percent in Latin America and Asia. Customers typically convert and transform base papers and film into finished rolls and sheets by adding adhesives, coatings and finishes. These transformed products are then sold to end-users.

FINE PAPER. Premium writing, text and cover papers represent approximately three percent of the North American uncoated free sheet market. The uncoated free sheet market has been declining two to four percent annually due to the increasing use of electronic media for communication. For 2010, the American Forestry and Paper Associations (the "AF&PA") reported a six percent year-over-year industry decline in the premium text and cover uncoated free sheet paper category. Lower industry volume reflected a decline in consumption for a number of key end-use market segments, including real estate, hospitality and advertising. The stationery segment of the uncoated free sheet market is divided into cotton and sulfite grades. The text and cover paper segment of the market, used in corporate identification applications, is split between smooth papers and textured papers. Text papers have traditionally been utilized for special, high-end collateral material such as corporate brochures, annual reports and special-edition books. Cover papers are primarily used for business cards, pocket folders, brochures and report covers, including corporate annual reports.

The fine paper business sells its products through our sales and marketing organizations primarily in three channels: authorized paper distributors, converters and direct sales. Sales to distributors, including distributor owned paper stores, account for approximately 70 percent of revenue in the fine paper business. Approximately six percent of the sales of our fine paper business are exported to international distributors.

Sales to the fine paper business's two largest customers (both of which are distributors) represented approximately 30 percent of its total sales in 2010. We practice limited distribution to improve our ability to control the marketing of our products. Although a complete loss of either of these customers would cause a temporary decline in the business's sales volume, the decline could be partially offset by expanding sales to existing distributors, and further offset over a several month period with the addition of new distributors.

CONCENTRATION. For the years ended December 31, 2010, 2009 and 2008, no customer accounted for more than ten percent of our consolidated net sales.

The following tables present further information about our businesses by geographic area (dollars in millions):

	Year Ended December 31,		
	2010	2009	2008
Net sales			
United States	**$413.6**	$360.9	$467.3
Europe	**244.1**	213.0	265.0
Consolidated	**$657.7**	$573.9	$732.3

	December 31,		
	2010	2009	2008
Total Assets			
United States	**$308.9**	$330.0	$371.8
Canada	**0.1**	5.4	3.3
Europe	**297.7**	301.2	314.9
Total	**$606.7**	$636.6	$690.0

Net sales and total assets are attributed to geographic areas based on the physical location of the selling entities and the physical location of the assets. See Note 14 of Notes to Consolidated Financial Statements, "Business Segment and Geographic Information," for information with respect to net sales, profits (losses) and total assets by business segment.

SELECTED FINANCIAL DATA

The following table sets forth our selected historical financial and other data. You should read the information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this Annual Report. The statement of operations data for the years ended December 31, 2010, 2009 and 2008 and the balance sheet data as of December 31, 2010 and 2009 set forth below are derived from our audited historical consolidated financial statements included elsewhere in this Annual Report. The balance sheet data as of December 31, 2008, 2007 and 2006 and the statement of operations data for the years ended December 31, 2007 and 2006 set forth below are derived from our historical consolidated financial statements not included in this Annual Report.

During the preparation of the interim financial statements for the three and nine months ended September 30, 2010, the Company identified a $2.8 million overstatement of accounts payable that was primarily the result of invalid inventory pricing adjustments beginning in 2006 and certain inventory transactions in 2008. These errors resulted in an overstatement of accounts payable and cost of products sold of $0.4 million and $2.4 million for the years ended December 31, 2006 and 2008, respectively. The net effect of these corrections on the statement of operations for the years ended December 31, 2008 and 2006 and on the consolidated balance sheet data as of December 31, 2006, 2007, 2008 and 2009 is presented in the following table. We believe the effects of these prior period corrections are not material to any prior period consolidated financial statements. See Note 1 of Notes to Consolidated Financial Statements, "Background and Basis of Presentation – Prior Year Adjustments."

	Year Ended December 31,				
(Dollars in millions, except per share data)	**2010**	2009	2008	2007	2006
Consolidated Statement of Operations Data					
Cost of products sold	**$ –**	$ –	$ (2.4)	$ –	$ (0.4)
Operating income	**–**	–	2.4	–	0.4
Income from continuing operations before income taxes	**–**	–	2.4	–	0.4
Provision for income taxes	**–**	–	0.9	–	–
Income from continuing operations	**–**	–	1.5	–	0.4
Net income	**–**	–	1.5	–	0.4
Earnings from continuing operations per basic share	**–**	–	0.10	–	0.02
Earnings from continuing operations per diluted share	**–**	–	0.10	–	0.02

	December 31,				
(Dollars in millions)	**2010**	2009	2008	2007	2006
Consolidated Balance Sheet Data					
Working capital	**$ –**	$ 2.8	$ 2.8	$ 0.4	$ 0.4
Total assets	**–**	(0.9)	(0.9)	–	–
Total liabilities	**–**	(2.8)	(2.8)	(0.4)	(0.4)
Total stockholders' equity	**–**	1.9	1.9	0.4	0.4

	Year Ended December 31,				
(Dollars in millions, except per share data)	**2010**	2009	2008	2007[f]	2006[g]
Consolidated Statement of Operations Data					
Net sales	**$657.7**	$573.9	$ 732.3	$767.0	$405.0
Cost of products sold	**537.7**	472.3	630.8	635.5	305.0
Gross profit	**120.0**	101.6	101.5	131.5	100.0
Selling, general and administrative expenses	**69.3**	69.1	75.2	79.3	54.4
Other income – net	**(1.0)**	(1.0)	(11.3)	(1.7)	(0.5)
Loss (gain) on closure and sale of the Ripon Mill[b]	**(3.4)**	17.1	–	–	–
Goodwill and other intangible asset impairment charge[c]	**–**	–	54.5	–	–
Operating income (loss)	**55.1**	16.4	(16.9)	53.9	46.1
Interest expense – net	**20.3**	23.2	25.0	25.4	16.9
Income (loss) from continuing operations before income taxes	**34.8**	(6.8)	(41.9)	28.5	29.2
Provision (benefit) for income taxes	**9.8**	(5.0)	3.9	(3.7)	9.4
Income (loss) from continuing operations	**25.0**	(1.8)	(45.8)	32.2	19.8
Income (loss) from discontinued operations, net of taxes[a][d][e][j]	**134.1**	0.6	(111.2)	(22.0)	43.1
Net income (loss)	**$159.1**	$ (1.2)	$(157.0)	$ 10.2	$ 62.9
Earnings (loss) from continuing operations per basic share	**$ 1.69**	$ (0.12)	$ (3.14)	$ 2.15	$ 1.33
Earnings (loss) from continuing operations per diluted share	**$ 1.61**	$ (0.12)	$ (3.14)	$ 2.11	$ 1.33
Cash dividends per common share	**$ 0.40**	$ 0.40	$ 0.40	$ 0.40	$ 0.40
Other Financial Data					
Net cash flow provided by (used for):					
Operating activities	**$ 54.5**	$ 64.9	$ 13.1	$ 69.5	$ 65.8
Capital expenditures	**(17.4)**	(8.4)	(30.0)	(58.3)	(25.1)
Other investing activities[a][d][f][g]	**83.9**	0.1	(0.4)	(55.1)	(102.6)
Financing activities[f][g]	**(78.3)**	(54.2)	18.2	43.8	50.8
Ratio of earnings to fixed charges[h][i]	**2.6x**	–	–	2.1x	2.5x

	December 31,				
(Dollars in millions)	**2010**	2009	2008	2007[f]	2006[g]
Consolidated Balance Sheet Data					
Working capital	**$129.9**	$ 98.8	$147.1	$120.9	$ 93.3
Total assets	**606.7**	636.6	689.1	937.8	742.5
Long-term debt	**231.3**	263.6	340.5	321.2	282.3
Total liabilities	**447.5**	527.0	584.1	656.7	559.4
Total stockholders' equity[a]	**159.2**	109.6	105.0	281.1	183.1

(a) In March 2010, Neenah Canada sold approximately 475,000 acres of woodland assets in Nova Scotia (the "Woodlands") to Northern Pulp, for C$82.5 million ($78.6 million). The sale resulted in a pre-tax gain, net of fees and other transaction costs, of $74.1 million. The sale of the Woodlands resulted in the substantially complete liquidation of the Company's investment in Neenah Canada. In accordance with Accounting Standards Codification ("ASC") Topic 830, *Foreign Currency Matters* ("ASC Topic 830"), $87.9 million of cumulative currency translation adjustments attributable to the Company's Canadian subsidiaries have been reclassified into earnings and recognized as part of the gain on sale of the Woodlands. The transaction did not generate a cash tax liability because the tax basis for the Woodlands was approximately equal to the sale price. See Note 5 of Notes to Consolidated Financial Statements, "Discontinued Operations."

(b) In October 2010, we sold the remaining assets of the Ripon Mill to Diamond Pet Food Processors of Ripon, LLC ("Diamond") for gross proceeds of approximately $9 million. Pursuant to the terms of the transaction, Diamond acquired all the assets and assumed responsibility for substantially all the remaining liabilities associated with the Ripon Mill. We recognized a pre-tax gain on the sale of $3.4 million in the fourth quarter of 2010.

In May 2009, we permanently closed the Ripon Mill. The closure resulted in a pre-tax charge of $17.1 million, comprised of approximately $5.8 million in non-cash charges primarily for losses related to the carrying value of property, plant and equipment, a curtailment loss of $0.8 million related to postretirement benefit plans in which employees of the Ripon Mill participated and cash payments for contract terminations, severances and other employee costs of approximately $10.5 million.

(c) For the year ended December 31, 2008, we recognized a pre-tax loss of $52.7 million (we did not recognize a tax benefit related to the non-tax-deductible loss) to write off the excess of the carrying value of goodwill assigned to Neenah Germany over the estimated fair value of goodwill. In addition, for the year ended December 31, 2008, we recognized a non-cash pre-tax charge of approximately $1.8 million for the impairment of certain trade names and customer-based intangible assets acquired in the Neenah Germany acquisition.

(d) In February 2008, we committed to a plan to sell our pulp mill in Pictou, Nova Scotia (the "Pictou Mill") and the Woodlands. In June 2008, Neenah Canada sold the Pictou Mill to Northern Pulp. Neenah Canada made a payment of approximately $10.3 million to Northern Pulp in connection with the sale of the Pictou Mill. In addition, we paid approximately $3.3 million of transaction costs. In August 2006, we transferred our Terrace Bay mill and related woodlands operations to Buchanan in exchange for a payment of approximately $18.6 million.

(e) For the years ended December 31, 2010, 2009 and 2008, the results of operations of the Pictou Mill and the Woodlands and the loss on disposal of the Pictou Mill are reported as discontinued operations in the Consolidated Statement of Operations Data. The consolidated results of operations for all other periods presented have been restated to reflect the results of operations of the Terrace Bay mill, the Pictou Mill and the Woodlands and the loss on transfer of the Terrace Bay mill as discontinued operations.

(f) In March 2007, we acquired the stock of Fox Valley Corporation and its subsidiary, Fox River, for approximately $54.7 million in cash. We financed the acquisition through a combination of cash and debt drawn against our existing revolving credit facility. The results of Fox River are being reported as part of our Fine Paper segment and have been included in our consolidated financial results since the acquisition date.

(g) In October 2006, we purchased the outstanding interests of Neenah Germany from FiberMark, Inc. and FiberMark International Holdings LLC for approximately $220.1 million in cash. We financed the acquisition through a combination of cash and debt drawn against our existing revolving credit facility. The results of Neenah Germany are being reported as part of our Technical Products segment and have been included in our consolidated financial results since the acquisition date.

(h) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes (less interest) plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and the estimated interest portion of rental expense.

(i) For the years ended December 31, 2009 and 2008, fixed charges exceeded earnings by $6.8 million and $41.9 million, respectively.

(j) The following table presents the results of discontinued operations:

	Year Ended December 31,				
(Dollars in millions)	**2010**	2009	2008	2007	2006
Discontinued operations:					
Income (loss) from operations[2][4][5][6]	$ **1.0**	$ 2.8	$ (97.8)	$(31.6)	$ 76.3
Gain on disposal of the Woodlands[1]	**74.1**	–	–	–	–
Reclassification of cumulative translation adjustments related to investments in Canada[1]	**87.9**	–	–	–	–
Loss on disposal – Terrace Bay Mill	–	–	–	–	(6.5)
Loss on disposal – Pictou Mill[2]	–	(0.3)	(29.4)	–	–
Loss on settlement of post-employment benefit plans[3]	–	–	(53.7)	–	–
Gain (loss) on disposal	**162.0**	(0.3)	(83.1)	–	(6.5)
Income (loss) before income taxes	**163.0**	2.5	(180.9)	(31.6)	69.8
(Provision) benefit for income taxes	**(28.9)**	(1.9)	69.7	9.6	(26.7)
Income (loss) from discontinued operations, net of taxes	**$134.1**	$ 0.6	$(111.2)	$(22.0)	$ 43.1

(1) In March 2010, Neenah Canada sold the Woodlands to Northern Pulp for C$82.5 million ($78.6 million) resulting in a pre-tax gain of $74.1 million. The substantially complete liquidation of the Company's investment in Neenah Canada resulted in the reclassification of $87.9 million of cumulative currency translation adjustments attributable to the Company's Canadian subsidiaries in accordance with ASC Topic 830. See Note 5 of Notes to Consolidated Financial Statements, "Discontinued Operations."

(2) During the first quarter of 2008, we determined that the estimated value we would receive from a sale of the Pictou Mill indicated that we would not recover the carrying value of the mill's long-lived assets. As a result, for the year ended December 31, 2008, we recognized aggregate non-cash, pre-tax impairment charges of $91.2 million to write off the carrying value of the Pictou Mill's long-lived assets. In addition, for the year ended December 31, 2008, we recorded a pre-tax loss of $29.4 million to recognize the loss on disposal of the Pictou Mill.

(3) In conjunction with the sale of the Pictou Mill, Northern Pulp assumed responsibility for all pension and other postretirement benefit obligations for active and retired employees of the mill. We accounted for the transfer of the Nova Scotia, Canada, defined benefit pension plan (the "Nova Scotia Plan") to Northern Pulp as a settlement of postretirement benefit obligations pursuant to ASC Topic 715, *Compensation – Retirement Benefits* ("ASC Topic 715"). For the year ended December 31, 2008, we recognized a non-cash, pre-tax settlement loss of $53.7 million for the reclassification of deferred pension and other postretirement benefit adjustments related to the Nova Scotia Plan from accumulated other comprehensive income to the loss on disposal of the Pictou Mill.

(4) In December 2007, the Ontario Plan was terminated and all outstanding pension obligations for active employees were settled through the purchase of annuity contracts or lump-sum payments pursuant to participant elections. For the year ended December 31, 2008, Neenah Canada recognized a non-cash pre-tax settlement loss of $38.7 million upon termination of the Ontario Plan.

(5) In August 2006, Neenah Canada made a payment to the pension trust of approximately $10.8 million for the purchase of annuity contracts to settle its pension liability for current retirees. As a result, Neenah Canada recognized a pension curtailment and settlement loss of approximately $26.4 million in the year ended December 31, 2006.

(6) In June 2006, Neenah Canada sold approximately 500,000 acres of woodlands in Nova Scotia for gross proceeds of $139.1 million. The transaction resulted in a net pre-tax gain of $131.7 million. Neenah Canada immediately recognized approximately $122.6 million of such gain and deferred approximately $9.1 million which was recognized in income pro-rata through December 2007. For the years ended December 31, 2007 and 2006, Neenah Canada recognized $6.2 million and $2.9 million, respectively, of such deferred gain in income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents the factors that had a material effect on our results of operations during the years ended December 31, 2010, 2009 and 2008. Also discussed is our financial position as of the end of those periods. You should read this discussion in conjunction with our consolidated financial statements and the notes to those consolidated financial statements included elsewhere in this Annual Report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. See "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

INTRODUCTION

This Management's Discussion and Analysis of Financial Condition is intended to provide investors with an understanding of the historical performance of our business, its financial condition and its prospects. We will discuss and provide our analysis of the following:

- Overview of Business;
- Business Segments;
- Results of Operations and Related Information;
- Liquidity and Capital Resources;
- Adoption of New Accounting Pronouncements; and
- Critical Accounting Policies and Use of Estimates.

OVERVIEW OF BUSINESS

We are a leading producer of technical products and premium fine papers. We have two primary operations: our technical products business and our fine paper business.

In managing our businesses, we believe that achieving and maintaining a leadership position in our markets, responding effectively to competitive challenges, employing capital optimally, controlling costs and managing risks are important to long-term success. Changes in input costs and general economic conditions also impact our results. In this discussion and analysis, we will refer to these factors.

- **MARKET LEADERSHIP.** Achieving and maintaining market leadership through strong brands, product quality and performance, innovation and supply chain management is an important factor in our results. Our fine paper business, with its well-known brands, has long been recognized as a leading manufacturer of world-class premium writing, text and cover papers used in corporate identity packages, corporate annual reports, invitations, personal stationery, labels and high-end packaging. Our technical products business is also recognized as a leading international supplier in the tape, filtration, component materials, graphics and identification and wall covering markets with products that meet unique and exacting customer requirements.
- **COMPETITIVE ENVIRONMENT.** Our past results have been and our future prospects will be significantly affected by the competitive environment in which we operate. In most of our markets, our businesses compete directly with well-known competitors, some of which are larger and more diversified. Our businesses also face competitive pressures from lower value products.
- **ECONOMIC CONDITION AND INPUT COSTS.** The markets for all of our products are affected to a significant degree by economic conditions, including fluctuations in exchange rates, particularly for the Euro. Rapid changes in input costs, particularly for pulp, latex and natural gas, also affect our results.

BUSINESS SEGMENTS

Our technical products business is a leading international producer of transportation and other filter media; durable, saturated and coated base papers for a variety of end uses and nonwoven wall coverings. We sell our technical products globally in 17 product categories through five SBUs. We focus on categories where we believe we are, or can be, a market leader, which include, among others, the tape, abrasive, transportation and other filtration media, nonwoven wall coverings, medical packaging and image transfer technical products markets. We are also a global supplier of materials used for customer-specific applications in furniture and book covers. Our customers are located in more than 70 countries. Our technical products manufacturing facilities are located in Munising, Michigan and near Munich and Frankfurt, Germany.

Our fine paper business is a leading producer of premium writing, text, cover and specialty papers used in corporate identity packages, corporate annual reports, invitations, personal stationery, labels and high-end packaging. Our products include some of the most recognized and preferred papers in North America, where we enjoy leading market positions in many of our product categories. We sell our products primarily to authorized paper distributors, converters and specialty businesses, with sales to distributors and distributor-owned paper stores accounting for more than two-thirds of sales. We believe that our fine paper manufacturing facilities located in Appleton, Neenah and Whiting, Wisconsin are among the most efficient in their markets and make us one of the lowest cost producers in the product categories in which we compete.

RESULTS OF OPERATIONS AND RELATED INFORMATION

In this section, we discuss and analyze our net sales, income before interest and income taxes (which we refer to as "operating income" in this Management's Discussion and Analysis of Financial Condition and Results of Operations) and other information relevant to an understanding of our results of operations.

EXECUTIVE SUMMARY

Results of operations for the year ended December 31, 2010 showed substantial improvement from the depressed amounts reported in the prior year due to increased volume. Results for the year ended December 31, 2009 reflected sharply reduced market demand due to severe global economic weakness, particularly in the first half of 2009. In addition, higher selling prices and the benefits of cost reduction initiatives implemented in 2009 and 2010 allowed us to partially offset the impact of higher manufacturing input costs.

In March 2010, Neenah Canada sold the Woodlands to Northern Pulp for C$82.5 million ($78.6 million). The sale of the Woodlands completed our transformation from an integrated pulp and paper company into a technical products and premium fine paper company. Proceeds from the sale were used to repay in full $40 million of outstanding term loan borrowings and repay approximately $26 million in outstanding revolving credit borrowings which reduced the balance of outstanding revolving credit borrowings to zero.

RESULTS OF CONTINUING OPERATIONS

For the year ended December 31, 2010, consolidated net sales increased approximately $84 million from the prior year to $657.7 million primarily due to substantially higher shipments in both paper businesses which benefited from improved market conditions higher selling prices, the successful execution of strategic initiatives and by our direct customers replenishing the supply chain. For the year ended December 31, 2010, average net selling prices were $25.9 million higher than the prior year period due to an approximately three percent increase in average selling prices and a more favorable sales mix in our Technical Products business. These favorable variances were partially offset by an $11.7 million decrease in sales in 2010 due to a weakening of exchange rates for the Euro versus the U.S. dollar.

Consolidated operating income of $55.1 million for the year ended December 31, 2010 more than tripled from the prior year. Consolidated operating income for the years ended December 31, 2010 and 2009 include gains (losses) related to the closure of the Ripon Mill of $3.4 million and $(17.1) million, respectively. Excluding these items, consolidated operating income increased $18.2 million or 54 percent primarily due to increased volume, including the benefit of improved paper machine utilization, and continuing benefits from initiatives implemented in 2009 to reduce spending, which more than offset the effect of higher manufacturing input costs. For the year ended December 31, 2010, consolidated operating margins, excluding items related to the closure and sale of the Ripon Mill, of 7.9 percent increased more than two percentage points from the prior year.

RESULTS OF DISCONTINUED OPERATIONS

The sale of the Woodlands resulted in a pre-tax gain, net of fees and other transaction costs, of $74.1 million. The sale of the Woodlands resulted in the substantially complete liquidation of our investment in Neenah Canada. In accordance with ASC Topic 830, $87.9 million of cumulative currency translation adjustments attributable to our Canadian subsidiaries were reclassified into earnings and recognized as part of the gain on sale of the Woodlands. The sale did not generate a cash tax liability because the tax basis for the Woodlands was approximately equal to the sale price. In addition, there were no tax consequences related to the repatriation of funds from the sale of the Woodlands.

For the year ended December 31, 2010, timber sales to Northern Pulp pursuant to a stumpage agreement resulted in net sales from discontinued operations of $1.4 million compared to net sales of $3.7 million in the prior year. For the year ended December 31, 2010, pre-tax income from discontinued operations, excluding the gain on sale of the Woodlands, was $1.0 million compared to earnings from discontinued operations of $2.8 million in the prior year.

ANALYSIS OF NET SALES – YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

The following table presents net sales by segment, expressed as a percentage of total net sales before inter-segment eliminations:

	Year Ended December 31,		
	2010	2009	2008
Technical Products	**58%**	55%	54%
Fine Paper	**42%**	45%	46%
Total	**100%**	100%	100%

The following table presents our net sales by segment for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
Net sales			
Technical Products	**$384.3**	$318.3	$396.8
Fine Paper	**273.4**	255.6	335.5
Consolidated	**$657.7**	$573.9	$732.3

COMMENTARY:

YEAR 2010 VERSUS 2009

	Year Ended December 31,		Change in Net Sales Compared to the Prior Year			
				Change Due To		
	2010	2009	Total Change	Volume	Average Net Price	Currency
Technical Products	**$384.3**	$318.3	$66.0	$57.7	$20.0	$(11.7)
Fine Paper	**273.4**	255.6	17.8	11.9	5.9	–
Consolidated	**$657.7**	$573.9	$83.8	$69.6	$25.9	$(11.7)

Consolidated net sales of $657.7 million for the year ended December 31, 2010 were $83.8 million higher than the prior year primarily due to increased volume in both segments which benefited from improved market conditions and our direct customers replenishing the supply chain. For the year ended December 31, 2010, average net selling prices were $25.9 million higher than the prior year period due to an approximately three percent increase in average selling prices and a more favorable sales mix in our technical products business.

- Net sales in our technical products business of $384.3 million increased $66.0 million or 21 percent primarily due to an 18 percent increase in shipments. Higher sales volume reflected strong growth in transportation filter media, abrasive backing, wall covering and tape shipments. Average net selling prices increased due to a more favorable product mix and a two percent improvement in average selling prices. These favorable variances were partially offset by an $11.7 million decrease in sales due to a weakening of exchange rates for the Euro versus the U.S. dollar.
- Net sales in our fine paper business of $273.4 million increased $17.8 million or seven percent due to a five percent increase in shipments and higher average net selling prices. The improved sales volume reflected higher shipments of both premium and value specialty papers, as well as non-branded products. In addition, we benefitted from increased export sales to markets outside North America and strong growth in label, packaging and envelope shipments, which in the aggregate grew by more than 20 percent in 2010. We believe that we were able to improve our market share position based on the AF&PA report of a six percent year-over-year industry decline in the premium writing, text and cover uncoated free sheet paper category. Average selling prices were approximately four percent higher than the prior year primarily as a result of pricing actions implemented in the second half of 2009 and throughout 2010 for both branded and non-branded products. Higher average selling prices were partially offset by a less favorable sales mix which reflected higher growth rates for lower-priced products relative to our branded products.

YEAR 2009 VERSUS 2008

	Year Ended December 31,		Change in Net Sales Compared to the Prior Year			
				Change Due To		
	2009	2008	Total Change	Volume	Average Net Price	Currency
Technical Products	$318.3	$396.8	$ (78.5)	$ (64.5)	$(3.0)	$(11.0)
Fine Paper	255.6	335.5	(79.9)	(84.4)	4.5	–
Consolidated	$573.9	$732.3	$(158.4)	$(148.9)	$ 1.5	$(11.0)

Consolidated net sales of $573.9 million for the year ended December 31, 2009 were $158.4 million lower than the prior year primarily due to lower volumes. In addition, results reflected unfavorable currency translation effects due to the weakening of the Euro versus the U.S. dollar.

- Net sales in our technical products business of $318.3 million decreased $78.5 million, or 20 percent, primarily due to a 16 percent decrease in shipments. Lower sales volume reflected decreased demand in most markets due to weaker economic conditions and inventory destocking by our direct customers, particularly in the first half of 2009. Sales were also lower as a result of unfavorable currency translation effects due to average Euro/U.S. dollar exchange rates that were five percent lower in 2009 than in the prior year. Net sales were also adversely affected by lower selling prices for certain products in our European business, particularly in the Tape and Wall Cover SBUs, which were influenced by currency factors for export prices and additional market capacity, respectively.
- Net sales in our fine paper business of $255.6 million decreased $79.9 million, or 24 percent, primarily due to a 25 percent decrease in shipments. We believe that we were able to improve our market share position based on the AF&PA report of a 27 percent year-over-year industry decline in the premium writing, text and cover uncoated free sheet paper category. Lower sales volume reflected a sharp decline in consumption for a number of key end-use market segments, including advertising, financial institutions and the transportation and real estate segments. Market demand began to decline in late 2008 and continued throughout 2009. The increase in average net price reflected the realization of price increases on branded and non-branded products that were implemented in 2008. Price increases of approximately three percent on branded products announced late in 2009 did not meaningfully impact results until 2010.

ANALYSIS OF OPERATING INCOME – YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

The following table sets forth line items from our consolidated statements of operations as a percentage of net sales for the periods indicated and is intended to provide a perspective of trends in our historical results:

	Year Ended December 31,		
	2010	2009	2008
Net sales	**100.0%**	100.0%	100.0%
Cost of products sold	**81.8**	82.3	86.1
Gross profit	**18.2**	17.7	13.9
Selling, general and administrative expenses	**10.5**	12.1	10.3
Other income – net	**(0.2)**	(0.2)	(1.5)
Loss (gain) on closure and sale of the Ripon Mill	**(0.5)**	3.0	–
Goodwill and other intangible asset impairment charge	**–**	–	7.4
Operating income (loss)	**8.4**	2.8	(2.3)
Interest expense – net	**3.1**	4.0	3.4
Income (loss) from continuing operations before income taxes	**5.3**	(1.2)	(5.7)
Provision (benefit) for income taxes	**1.5**	(0.9)	0.6
Income (loss) from continuing operations	**3.8%**	(0.3)%	(6.3)%

The following table sets forth our operating income (loss) by segment for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
Operating income (loss)			
Technical Products	**$ 29.2**	$ 14.4	$(41.7)
Fine Paper	**40.5**	17.5	35.8
Unallocated corporate costs	**(14.6)**	(15.5)	(11.0)
Consolidated operating income (loss) as reported	**55.1**	16.4	(16.9)
Adjustments for Unusual Items			
Fine Paper adjustments			
Loss (gain) on closure and sale of the Ripon Mill	**(3.4)**	17.1	–
Gain on sale of Fox River assets	**–**	–	(6.3)
Total	**(3.4)**	17.1	(6.3)
Technical Products adjustment			
Goodwill impairment charge	**–**	–	54.5
Unallocated corporate costs adjustment			
Settlement of Terrace Bay retiree litigation	**–**	–	(4.3)
Total Adjustments	**(3.4)**	17.1	43.9
Consolidated operating income as adjusted	**$ 51.7**	$ 33.5	$ 27.0

In accordance with Generally Accepted Accounting Principles in the United States ("GAAP"), consolidated operating income (loss) includes the pre-tax effects of unusual items. We believe that by adjusting reported operating income (loss) to exclude the effects of these items, the resulting adjusted operating income is on a basis that reflects the results of our ongoing operations. We believe that investors gain additional perspective of underlying business trends and results by providing a measure of operating results that excludes certain gains and losses that are not expected to affect future consolidated or segment operating performance. Adjusted operating income is not a recognized term under GAAP and should not be considered in isolation or as a substitute for operating income derived in accordance with GAAP. Other companies may use different methodologies for calculating their non-GAAP financial measures and, accordingly, our non-GAAP financial measures may not be comparable to their measures.

COMMENTARY:

YEAR 2010 VERSUS 2009

	Year Ended December 31,			Change in Operating Income Compared to the Prior Year				
				Change Due To				
	2010	2009	Total Change	Volume	Net Price[(a)]	Material Costs[(b)]	Currency	Other[(c)]
Technical Products	**$ 29.2**	$ 14.4	$14.8	$24.1	$13.1	$(20.2)	$(0.2)	$ (2.0)
Fine Paper[(c)]	**40.5**	17.5	23.0	5.4	4.0	(12.7)	–	26.3
Unallocated corporate costs	**(14.6)**	(15.5)	0.9	–	–	–	–	0.9
Consolidated	**$ 55.1**	$ 16.4	$38.7	$29.5	$17.1	$(32.9)	$(0.2)	$25.2

(a) Includes price changes, net of changes in product mix.
(b) Includes price changes for raw materials and energy.
(c) For the year ended December 31, 2010 and 2009, results for the Fine Paper segment include gains (losses) of $3.4 million and $(17.1) million, respectively, related to the closure and sale of the Ripon Mill.

Consolidated operating income of $55.1 million for the year ended December 31, 2010 increased $38.7 million compared to the prior year. Operating results for the years ended December 31, 2010 and 2009 include gains (losses) of $3.4 million and $(17.1) million, respectively, related to the closure of the Ripon Mill in May 2009. Excluding these items, consolidated operating income for the year ended December 31, 2010 increased $18.2 million from the prior year due to favorable volume (including the benefit of improved paper machine utilization), higher selling prices and the benefits of actions taken across all businesses to reduce costs and control spending. These favorable factors were only partially offset by higher manufacturing input costs, particularly for pulp and latex.

- Operating income for our technical products business of $29.2 million increased $14.8 million compared to the prior year due to favorable volume (including the benefit of improved paper machine utilization) and higher selling prices. These favorable factors were partially offset by higher manufacturing input costs, principally for pulp and latex volume. For the year ended December 31, 2010, operating margins in our Technical Products segment of 7.6 percent increased more than three percentage points from the prior year.
- Operating income for our fine paper business of $40.5 million increased $23.0 million from the prior year period. Operating results for the years ended December 31, 2010 and 2009 include gains (losses) of $3.4 million and $(17.1) million, respectively, related to the closure of the Ripon Mill in May 2009. Excluding these items, operating income increased $2.5 million from the prior year primarily due to higher selling prices, favorable volume and a more efficient cost structure following cost reduction initiatives implemented in 2009 and 2010. These favorable variances more than offset approximately $12.7 million in higher manufacturing input costs, including for hardwood pulp; and a less favorable product mix due to faster growth rates for relatively lower priced products. For the year ended December 31, 2010, operating margins in our Fine Paper segment, excluding unusual items, of approximately 13.6 percent were essentially unchanged from the prior year.
- Unallocated corporate expenses decreased $0.9 million compared to the prior year due to the benefits of cost control initiatives implemented in 2009.

YEAR 2009 VERSUS 2008

	Year Ended December 31,			Change in Operating Income (Loss) Compared to the Prior Year				
				Change Due To				
	2009	2008	Total Change	Volume	Net Price[a]	Material Costs[b]	Currency	Other[c]
Technical Products[e]	$ 14.4	$(41.7)	$ 56.1	$(23.2)	$(6.3)	$12.6	$(0.1)	$ 73.1
Fine Paper[d]	17.5	35.8	(18.3)	(23.4)	5.4	13.3	–	(13.6)
Unallocated corporate costs[f]	(15.5)	(11.0)	(4.5)	–	–	–	–	(4.5)
Consolidated	$ 16.4	$(16.9)	$ 33.3	$(46.6)	$(0.9)	$25.9	$(0.1)	$ 55.0

(a) Includes price changes, net of changes in product mix.
(b) Includes price changes for raw materials and energy.
(c) Includes $30.7 million of improvements from reductions in other manufacturing costs, distribution, selling, general and administrative expenses and net improvements of $26.8 million related to items described in notes (d), (e) and (f).
(d) For the year ended December 31, 2009, results for the Fine Paper segment include a pre-tax charge of $17.1 million related to the closure of the Ripon Mill. For the year ended December 31, 2008 results for the Fine Paper segment include gains of $6.3 million from the sale of certain Fox River assets.
(e) For the year ended December 31, 2008, results for the Technical Products segment include a non-cash pre-tax goodwill and other intangible asset impairment charge of $54.5 million.
(f) For the year ended December 31, 2008, unallocated corporate costs include a gain of $4.3 million for a settlement of certain benefits earned by Terrace Bay retirees.

Consolidated operating income of $16.4 million for the year ended December 31, 2009 increased $33.3 million compared to the prior year. Operating results for the year ended December 31, 2009 include costs of $17.1 million related to the closure of the Ripon Mill in May 2009. Operating results for the year ended December 31, 2008, include a charge of $54.5 million related to the impairment of goodwill and other intangible assets, and gains of approximately $6.3 million from the sale of certain Fox River assets and $4.3 million the settlement of certain Terrace Bay postretirement benefits. Excluding such items, consolidated operating income for the year ended December 31, 2009 increased $6.5 million from the prior year due to actions taken across all businesses to reduce costs and control spending and from lower manufacturing input costs, particularly for pulp and latex. These favorable factors were partially offset by lower volume and reductions in paper machine operating schedules.

- Operating income for our technical products business of $14.4 million increased $56.1 million compared to the prior year. Excluding the asset impairment charge, operating income for our technical products business increased $1.6 million from the prior year primarily due to lower spending resulting from the implementation of cost reduction initiatives and from lower manufacturing input costs, principally for pulp and latex. These favorable factors were partially offset by lower volume, reduced paper machine operating schedules and, to a lesser extent, lower average net selling prices.

- Operating income for our fine paper business of $17.5 million decreased $18.3 million compared to the prior year. Excluding costs of $17.1 million associated with closing the Ripon Mill and the gain of approximately $6.3 million in 2008 from assets sales, operating income for our fine paper business increased $5.1 million primarily due to lower manufacturing input costs, principally for hardwood pulp, lower operating and administrative spending due to cost reduction initiatives, including closing the Ripon Mill, and higher average net selling prices due to the realization of price increases implemented in 2008. These favorable factors were partially offset by the effects of lower volume and reductions in paper machine operating schedules.
- Unallocated corporate expenses increased $4.5 million compared to the prior year. Unallocated corporate expense for the year ended December 31, 2008 included a non-cash gain of approximately $4.3 million related to the settlement of certain postretirement benefits we retained following the sale of our Terrace Bay pulp mill. Excluding this gain, unallocated corporate expenses were essentially unchanged from the prior year.

ADDITIONAL STATEMENT OF OPERATIONS COMMENTARY:

- Selling, general and administrative ("SG&A") expense of $69.3 million for the year ended December 31, 2010 was essentially unchanged from the prior year. For the year ended December 31, 2010, SG&A expense as a percentage of net sales was approximately 10.5 percent and was 1.6 percentage points lower than the prior year. For the year ended December 31, 2009, SG&A expense of $69.1 million was $6.1 million lower than the prior year primarily due to cost control initiatives implemented in 2009.
- For the years ended December 31, 2010, 2009 and 2008, we incurred $20.5 million, $23.4 million and $25.0 million, respectively, of interest expense. The decrease in interest expense for 2010 as compared to 2009 was primarily due to lower average debt levels in 2010 as a result of the repayment of all term loan and U.S. revolving credit borrowings with proceeds from the sale of the Woodlands. The decrease in interest expense for 2009 as compared to 2008 was due to lower average borrowings and lower average interest rates. In addition, during the fourth quarter of 2009, we recognized additional interest expense of approximately $1.4 million for costs incurred in conjunction with amending and restating our bank credit agreement and to write-off deferred financing costs associated with our previous bank credit agreement.
- In general, our effective tax rate differs from the U.S. statutory tax rate of 35 percent primarily due to the benefits of our corporate tax structure and the proportion of pre-tax income in jurisdictions with marginal tax rates that differ from the U.S. statutory tax rate. For the year ended December 31, 2010, we recorded an income tax provision related to continuing operations of $9.8 million which resulted in an effective income tax rate of approximately 28 percent. For the year ended December 31, 2009, we recorded an income tax benefit related to continuing operations of $5.0 million which resulted in an effective income tax (benefit) rate of approximately (74) percent. Our effective tax benefit rate for the year ended December 31, 2009 was significantly affected by the proportion of earnings generated in tax jurisdictions with tax rates that differ from the 35 percent statutory tax rate in the United States, the effects of accruals for uncertain tax positions and the level of pretax losses. For the year ended December 31, 2008, we recorded an income tax provision related to continuing operations of $3.9 million which resulted in an effective income tax rate of approximately nine percent. Our effective tax rate for the year ended December 31, 2008 was significantly affected by the non tax deductible nature of the goodwill impairment charge and an increase in the limitation on available tax benefits acquired in the Fox River acquisition. Excluding such items, our effective income tax rate for the year ended December 31, 2008 was approximately 36 percent. For a reconciliation of effective tax provision (benefit) rate to the U.S. federal statutory provision (benefit) tax rate, see Note 6 of Notes to Consolidated Financial Statements, "Income Taxes."

LIQUIDITY AND CAPITAL RESOURCES

	Year Ended December 31,		
	2010	2009	2008
Net cash flow provided by (used in):			
Operating activities	**$ 54.5**	$ 64.9	$ 13.1
Investing activities			
Capital expenditures	**(17.4)**	(8.4)	(30.0)
Proceeds from asset sales	**86.7**	0.8	0.2
Other investing activities	**(2.8)**	(0.7)	(0.6)
Total	**66.5**	(8.3)	(30.4)
Financing activities	**(78.3)**	(54.2)	18.2

OPERATING CASH FLOW COMMENTARY:

- Cash provided by operating activities of $54.5 million for the year ended December 31, 2010 was $10.4 million less than cash provided by operating activities of $64.9 million in the prior year. Cash provided by operations in the prior year reflected a $27.4 million decrease in our investment in working capital, including the receipt of a refund of U.S. income taxes of approximately $10.9 million. For the year ended December 31, 2010, our investment in working capital increased $3.9 million. Excluding working capital changes, cash provided by operations for the current year increased $20.9 million from the prior year primarily due to higher operating earnings in the current year.
- Cash provided by operating activities of $64.9 million for the year ended December 31, 2009 was $51.8 million favorable to cash provided by operating activities of $13.1 million in the prior year. The favorable comparison to the prior year reflected a $27.4 million decrease in our investment in working capital, including a refund of U.S. income taxes. For the year ended December 31, 2008, our investments in working capital increased $22.6 million. Excluding working capital changes, cash provided by operations for 2009 increased $1.8 million from the prior year.
- As of December 31, 2010, we had approximately $96.7 million of U.S. Federal and $95.4 million of U.S. State NOLs that may be carried forward to offset future taxable income through 2030.

INVESTING COMMENTARY:

- For the year ended December 31, 2010, cash provided by investing activities was $66.5 million, compared to cash used by investing activities of $8.3 million in the prior year. Cash provided by investing activities for the year ended December 31, 2010 includes net proceeds from the sale of the Woodlands and the Ripon Mill of $78.0 million and $8.7 million, respectively.
- Capital expenditures for the year ended December 31, 2010 were $17.4 million compared to spending of $8.4 million in the prior year. We have aggregate planned capital expenditures for 2011 of approximately $20 million to $25 million. We believe that the level of our capital spending for 2011 will allow us to expand capabilities to successfully pursue strategic initiatives and to maintain the efficiency and cost effectiveness of our manufacturing assets.
- For the year ended December 31, 2010, we invested $3.5 million in long-term marketable securities.
- For the year ended December 31, 2009, cash used in investing activities was $8.3 million, a decrease of $22.1 million versus the prior year due to a reduction in capital spending of $21.6 million.
- For the year ended December 31, 2008, cash used in investing activities includes payments by Neenah Canada of approximately $10.3 million to Northern Pulp in connection with the transfer of the Pictou Mill. In addition, we paid approximately $3.3 million in transaction costs. Such payments were more than offset by proceeds from asset sales of $13.8 million, primarily from the sale of certain Fox River assets.

FINANCING COMMENTARY:

Our liquidity requirements are provided by cash generated from operations and short- and long-term borrowings. We used the net proceeds of $78.0 million from the sale of the Woodlands to extinguish our senior secured term loan (the "Term Loan") by repaying in full $40 million of outstanding Term Loan borrowings and repaying approximately $26 million in outstanding revolving credit borrowings which reduced the balance of outstanding revolving credit borrowings to zero. In addition, we made $3.1 million in contract termination payments related to the closure of the Ripon Mill that became due and payable upon the sale of the Woodlands.

- For the year ended December 31, 2010, cash and equivalents increased $42.7 million from $5.6 million at December 31, 2009 to $48.3 million at December 31, 2010.
- For the year ended December 31, 2010, debt decreased $74.3 million from $319.2 million at December 31, 2009 to $244.9 million at December 31, 2010.
- Availability under our revolving credit facility varies over time depending on the value of our inventory, receivables and various capital assets. As of December 31, 2010, no amounts were outstanding under our revolving credit agreement and we had $81.5 million of borrowing availability. In addition, we have €6.0 million ($8.0 million, based on exchange rates at December 31, 2010) of available credit under our German revolving line of credit. In November 2010, Neenah Germany renewed the German revolving line of credit on an "evergreen" basis. Subsequent to November 2011, the agreement may be terminated by either the Company or HypoVereinsbank upon giving proper notice.

- We paid aggregate annual cash dividends of $0.40 per share or approximately $5.9 million, $5.9 million and $6.0 million for the years ended December 31, 2010, 2009 and 2008, respectively. In November 2010, we announced a ten percent increase in the annual cash dividend to $0.44 per share. Dividends will be paid in four equal quarterly installments effective with the March 2011 dividend payment.
- For the year ended December 31, 2010, we purchased $2 million principal amount of our Senior Notes at slightly less than par value. From time to time we may purchase additional Senior Notes.

In February 2011, we elected to conduct an early redemption on March 10, 2011 (the "Partial Redemption") of $65 million in aggregate principal amount of our Senior Notes. There are $223 million of Senior Notes outstanding with a call premium of 2.458% as of the date of the Partial Redemption. The Partial Redemption is expected to be financed by approximately $40 million of cash on hand, with the remainder to be provided by borrowings under our existing revolving credit facility. Following the Partial Redemption, $158 million in Senior Notes will be outstanding and interest expense on the Senior Notes will be reduced by approximately $5 million per year. Following the Partial Redemption, we expect to continue to have adequate liquidity to satisfy our cash needs.

- We have required debt payments through December 31, 2011 of $13.6 million. Such payments include required amortization payments on our German Loan Agreement of approximately $1.7 million and $11.9 million on our German Line of Credit which was extended for an additional 12 months in November 2010. As a result of the Partial Redemption, debt payments for the year ending December 31, 2011 will be $78.6 million.

Management believes that our ability to generate cash from operations and our borrowing capacity are adequate to fund working capital, capital spending and other cash needs for the next 12 months. Our ability to generate adequate cash from operations beyond 2011 will depend on, among other things, our ability to successfully implement our business strategies, control costs in line with market conditions and manage the impact of changes in input prices and currencies. We can give no assurance we will be able to successfully implement these items.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2010:

(In millions)	2011	2012	2013	2014	2015	Beyond 2015	Total
Long-term debt payments[a]	$ 13.6	$ 1.7	$ 1.6	$224.7	$1.7	$ 1.6	$244.9
Interest payments on long-term debt[a][b]	17.3	16.7	16.7	15.9	0.1	–	66.7
Open purchase orders[c]	59.2	–	–	–	–	–	59.2
Other post-employment benefit obligations[d]	2.9	2.3	2.6	2.9	3.0	18.1	31.8
Contributions to pension trusts	3.3	3.3	3.4	3.3	–	–	13.3
Liability for uncertain tax positions	8.6	–	–	–	–	–	8.6
Operating leases	1.4	0.9	0.8	0.6	0.5	0.7	4.9
Minimum purchase commitments[e]	4.8	1.6	0.1	–	–	–	6.5
Total contractual obligations	$111.1	$26.5	$25.2	$247.4	$5.3	$20.4	$435.9

(a) In February 2011, we elected to conduct a Partial Redemption of $65 million in aggregate principal amount of our Senior Notes. The Partial Redemption is expected to be financed by approximately $40 million of cash on hand, with the remainder to be provided by borrowings under our existing revolving credit facility. Following the Partial Redemption, $158 million in Senior Notes will be outstanding and required debt payments of approximately $159.7 million during the year ending December 31, 2014.

(b) Interest payments on long-term debt include interest on variable-rate debt at December 31, 2010 weighted-average interest rates.

(c) The open purchase orders displayed in the table represent amounts we anticipate will become payable within the next 12 months for goods and services that we have negotiated for delivery.

(d) The above table includes future payments that we will make for postretirement benefits other than pensions. Those amounts are estimated using actuarial assumptions, including expected future service, to project the future obligations.

(e) The minimum purchase commitments in 2011 are primarily for natural gas contracts. Although we are primarily liable for payments on the above operating leases and minimum purchase commitments, based on historic operating performance and forecasted future cash flows, we believe our exposure to losses, if any, under these arrangements is not material.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

For the year ended December 31, 2010, we did not adopt any amendments to the ASC that had a material effect on our financial position, results of operations, cash flows or financial statement disclosures.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") in the United States requires estimates and assumptions that affect the reported amounts and related disclosures of assets and liabilities at the date of the financial statements and net sales and expenses during the reporting period. Actual results could differ from these estimates, and changes in these estimates are recorded when known. The critical accounting policies used in the preparation of the consolidated financial statements are those that are important both to the presentation of financial condition and results of operations and require significant judgments with regard to estimates used. These critical judgments relate to the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of expenses.

The following summary provides further information about the critical accounting policies and should be read in conjunction with the notes to the Consolidated Financial Statements. We believe that the consistent application of our policies provides readers of our financial statements with useful and reliable information about our operating results and financial condition.

We have discussed the application of these critical accounting policies with our Board of Directors and Audit Committee.

INVENTORIES

We value U.S. inventories at the lower of cost, using the Last-In, First-Out ("LIFO") method for financial reporting purposes, or market. German inventories are valued at the lower of cost, using a weighted-average cost method, or market. The First-In, First-Out value of U.S. inventories valued on the LIFO method was $57.0 million and $58.2 million at December 31, 2010 and 2009, respectively and exceeded such LIFO value by $12.3 million and $8.7 million, respectively. Cost includes labor, materials and production overhead.

INCOME TAXES

As of December 31, 2010, we have recorded aggregate deferred income tax assets of $64.3 million related to temporary differences, net operating losses and credits. We have established a valuation allowance of $1.7 million against certain state deferred income tax assets in states where we no longer have operations. As of December 31, 2009, our aggregate deferred income tax assets were $99.7 million and had a valuation allowance against such deferred income tax assets of $1.5 million. In determining the need for valuation allowances, we consider many factors, including specific taxing jurisdictions, sources of taxable income, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance would be recognized if, based on the weight of available evidence, we conclude that it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

As of December 31, 2010 and 2009, our liability for uncertain income taxes positions was $8.6 million and $10.5 million, respectively. In evaluating and estimating tax positions and tax benefits, we consider many factors which may result in periodic adjustments and which may not accurately anticipate actual outcomes.

PENSION BENEFITS

Substantially all active employees of our U.S. paper operations participate in defined benefit pension plans and/or defined contribution retirement plans. Neenah Germany has defined benefit plans designed to provide a monthly pension benefit upon retirement to substantially all of its employees in Germany. In addition, we maintain a supplemental retirement contribution plan (the "SERP") which is a non-qualified defined benefit plan. We provide benefits under the SERP to the extent necessary to fulfill the intent of its defined benefit retirement plans without regard to the limitations set by the IRS on qualified defined benefit plans.

Our funding policy for qualified defined benefit plans is to contribute assets to fully fund the accumulated benefit obligation, as required by the Pension Protection Act of 2006. Subject to regulatory and tax deductibility limits, any funding shortfall is to be eliminated over a reasonable number of years. Nonqualified plans providing pension benefits in excess of limitations imposed by the taxing authorities are not funded. There is no legal or governmental obligation to fund Neenah Germany's benefit plans and, as such, the plans are currently unfunded.

Consolidated pension expense for defined benefit pension plans was $6.3 million, $9.2 million and $7.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The weighted-average expected long-term rate of return on pension fund assets used to calculate pension expense was 8.00 percent, 7.92 percent and 8.02 percent for the years ended December 31, 2010, 2009 and 2008, respectively. The expected long-term rate of return on pension fund assets held by our pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. We also considered the plans' historical ten-year and 15-year compounded annual returns. We anticipate that, on average, actively managed U.S. pension plan assets will generate annual long-term rates of return of at least eight percent. Our expected long-term rate of return on the assets in the plans is based on an asset allocation assumption of about 60 percent with equity managers, with expected long-term rates of return of approximately ten percent, and 40 percent with fixed income managers, with an expected long-term rate of return of about six percent. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate. We evaluate our investment strategy and long-term rate of return on pension asset assumptions at least annually.

Pension expense is estimated based on the fair value of assets rather than a market-related value that averages gains and losses over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of the assets and the actual return based on the fair value of assets. The variance between the actual and the expected gains and losses on pension assets is recognized in pension expense more rapidly than it would be if a market-related value for plan assets was used. As of December 31, 2010, our pension plans had cumulative unrecognized investment losses and other actuarial losses of approximately $33.3 million. These unrecognized net losses may increase our future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate our pension obligations or (iii) other actuarial gains, including whether such accumulated actuarial losses at each measurement date exceed the "corridor" determined under ASC Topic 715.

The discount (or settlement) rate that is utilized for determining the present value of future pension obligations in the United States is generally based on the yield for a theoretical basket of AA-rated corporate bonds currently available in the market place, whose duration matches the timing of expected pension benefit payments. The discount (or settlement) rate that is utilized for determining the present value of future pension obligations in Germany is generally based on the IBOXX index of AA-rated corporate bonds adjusted to match the timing of expected pension benefit payments. The weighted-average discount rate utilized to determine the present value of future pension obligations at December 31, 2010 and 2009 was 5.86 percent and 6.17 percent, respectively.

Our consolidated pension expense in 2011 is based on the expected weighted-average long-term rate of return on assets and the weighted-average discount rate described above and various other assumptions. Pension expense beyond 2011 will depend on future investment performance, our contributions to the pension trusts, changes in discount rates and various other factors related to the covered employees in the plans.

The fair value of the assets in our defined benefit plans at December 31, 2010 of approximately $192 million increased approximately $24 million from the fair value of about $168 million at December 31, 2009, as investment gains and employer contributions exceeded benefit payments. At December 31, 2010, the projected benefit obligations of our defined benefit plans exceeded the fair value of plan assets by approximately $60 million, which was approximately $6 million smaller than the $66 million deficit at December 31, 2009. The accumulated benefit obligation exceeded the fair value of plan assets by approximately $48.2 million and $51.3 million at December 31, 2010 and 2009, respectively. Contributions to pension trusts for the year ended December 31, 2010 were $12.6 million, compared with $10.2 million for the year ended December 31, 2009. In addition, we made direct benefit payments for unfunded supplemental retirement benefits of approximately $2.5 million and $2.3 million for the years ended December 31, 2010 and 2009, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are tested for impairment in accordance with ASC Topic 360, *Property, Plant, and Equipment* ("ASC Topic 360"), whenever events or changes in circumstances indicate that the carrying amounts of such long-lived assets may not be recoverable from future net pre-tax cash flows. Impairment testing requires significant management judgment including estimating the future success of product lines, future sales volumes, growth rates for selling prices and costs, alternative uses for the assets and estimated proceeds from disposal of the assets. Impairment testing is conducted at the lowest level where cash flows can be measured and are independent of cash flows of other assets. An asset impairment would be indicated if the sum of the expected future net pre-tax cash flows from the use of the asset (undiscounted and without interest charges) is less than the carrying amount of the asset. An impairment loss would be measured based on the difference between the fair value of the asset and its carrying amount. We determine fair value based on an expected present value technique using multiple cash flow scenarios that reflect a range of possible outcomes and a risk free rate of interest are used to estimate fair value.

The estimates and assumptions used in the impairment analysis are consistent with the business plans and estimates we use to manage our business operations. The use of different assumptions would increase or decrease the estimated fair value of the asset and would increase or decrease the impairment charge. Actual outcomes may differ from the estimates.

GOODWILL AND OTHER INTANGIBLE ASSETS WITH INDEFINITE LIVES

Goodwill arising from a business combination is recorded as the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed in accordance with ASC Topic 805, *Business Combinations* ("ASC Topic 805"). All of our goodwill was acquired in conjunction with the acquisition of Neenah Germany in October 2006.

Under ASC Topic 350, *Intangibles – Goodwill and Other* ("ASC Topic 350"), goodwill is subject to impairment testing at least annually. A fair-value-based test is applied at the reporting unit level, which is generally one level below the operating segment level. The test compares the fair value of an entity's reporting units to the carrying value of those reporting units. This test requires various judgments and estimates. We estimate the fair value of the reporting unit using a market approach in combination with a discounted operating cash flow approach. We record an adjustment to goodwill for any goodwill that is determined to be impaired.

Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the fair values of recognized assets and liabilities of the reporting unit. We test goodwill for impairment at least annually on November 30 in conjunction with preparation of our annual business plan, or more frequently if events or circumstances indicate it might be impaired.

Certain trade names are estimated to have indefinite useful lives and as such are not amortized. Intangible assets with indefinite lives are annually reviewed for impairment in accordance with ASC Topic 350.

Our annual test of goodwill for impairment at November 30, 2010 and 2009 indicated that the carrying amount of goodwill assigned to Neenah Germany was considered recoverable. Significant assumptions used in developing the discounted operating cash flow approach were revenue growth rates and pricing, costs for manufacturing inputs, levels of capital investment and estimated cost of capital for high, medium and low growth environments.

Our annual test of goodwill for impairment at November 30, 2008, indicated that the carrying value of Neenah Germany exceeded its estimated fair value. For the year ended December 31, 2008, we recognized a non-cash pre-tax loss of $52.7 million (we did not recognize a tax benefit related to the non tax deductible loss) for the excess of the carrying value of goodwill assigned to Neenah Germany over the estimated fair value of goodwill. The impairment loss was primarily due to a substantial increase in the estimated cost of capital we used to calculate the present value of Neenah Germany's estimated future cash flows which resulted in a substantially lower estimated fair value. The higher estimated cost of capital reflected market/financial conditions at the time the annual impairment test was performed which indicated higher risk premiums for debt and equity.

As of December 31, 2010, a one percentage point increase in the estimate for our cost of capital used in the impairment test would result in an approximately $35 million change in the estimated fair value of the

Neenah Germany and a corresponding reduction in the implied value of goodwill but would not result in an impairment of goodwill.

OTHER INTANGIBLE ASSETS WITH FINITE LIVES

Acquired intangible assets with finite useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC Topic 360. Intangible assets consist primarily of customer relationships, trade names and acquired intellectual property. Such intangible assets are amortized using the straight-line method over estimated useful lives of between ten and 15 years.

Our annual test of other intangible assets for impairment at November 30, 2010 and 2009 indicated that the carrying amount of such assets was recoverable. During our annual test of other intangible assets for impairment at November 30, 2008, we determined that certain trade names and customer based intangible assets were impaired. For the year ended December 31, 2008, we recognized a non-cash pre-tax charge of approximately $1.8 million for the impairment of such assets.

STOCK-BASED COMPENSATION

We account for stock-based compensation in accordance with the fair value recognition provisions of ASC Topic 718, *Compensation – Stock Compensation* ("ASC Topic 718"). The amount of stock-based compensation cost recognized is based on the fair value of grants that are ultimately expected to vest and is recognized pro-rata over the requisite service period for the entire award.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a multinational enterprise, we are exposed to risks such as changes in commodity prices, foreign currency exchange rates, interest rates and environmental regulation. A variety of practices are employed to manage these risks, including operating and financing activities and, where deemed appropriate, the use of derivative instruments. Derivative instruments are used only for risk management purposes and not for speculation or trading.

Following is a description of our most significant risks.

FOREIGN CURRENCY RISK

Our reported operating results are affected by changes in the exchange rates of the Euro relative to the U.S. dollar. For the year ended December 31, 2010, a hypothetical ten percent decrease in the exchange rates of the Euro relative to the U.S dollar would have decreased our income before income taxes by approximately $1.4 million. We do not hedge our exposure to exchange risk on reported operating results.

Currency transactional exposures are sensitive to changes in the exchange rate of the U.S. dollar against the Euro. We performed a sensitivity test to quantify the effects that possible changes in the exchange rate of the U.S. dollar would have on pre-tax comprehensive income based on the transactional exposure at December 31, 2010. The effect is calculated by multiplying our net monetary asset or liability position by a ten percent change in the exchange rate of the Euro versus the U.S. dollar. As of December 31, 2010, a ten percent unfavorable change in the exchange rate of the U.S. dollar against the Euro involving balance sheet transactional exposures would have resulted in net pre-tax losses of approximately $3 million.

The translation of the balance sheets of our German operations from Euros into U.S. dollars is also sensitive to changes in the exchange rate of the U.S. dollar against the Euro. Consequently, we performed a sensitivity test to determine if changes in the exchange rate would have a significant effect on the translation of the balance sheets of our German operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments ("UTA," a component of comprehensive income) within stockholders' equity. The hypothetical change in UTA is calculated by multiplying the net assets of our German operations by a ten percent change in the exchange rate of the Euro versus the U.S. dollar. As of December 31, 2010, a ten percent unfavorable change in the exchange rate of the U.S. dollar against the Euro would have decreased our stockholders' equity by approximately $18 million. The hypothetical decrease in UTA is based on the difference between the December 31, 2010 exchange rate and the assumed exchange rate.

COMMODITY RISK

PULP

We purchase the wood pulp used to produce our products on the open market, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We do not have significant influence over the price paid for our wood pulp purchases. Therefore, an increase in wood pulp prices could occur at the same time that prices for our products are decreasing and have an adverse effect on our results of operations, financial position and cash flows.

Based on 2010 pulp purchases, a ten percent increase in the average market price for pulp (approximately $90 per ton) would have increased our annual costs for pulp purchases by approximately $15 million.

OTHER MANUFACTURING INPUTS

We purchase a substantial portion of the other manufacturing inputs necessary to produce our products on the open market, and, as a result, the price and other terms of those purchases are subject to change based on factors such as worldwide supply and demand and government regulation. We do not have significant influence over our costs for such manufacturing inputs. Therefore, an increase in other manufacturing inputs could occur at the same time that prices for our products are decreasing and have an adverse effect on our results of operations, financial position and cash flows.

While we believe that alternative sources of critical supplies would be available, an interruption in supply of single source specialty grade latex or specialty softwood pulp to our technical products business or cotton fiber for our fine paper business could disrupt and eventually cause a shutdown of production of certain technical products and fine paper products.

We generate substantially all of the electrical energy used by our Munising mill and approximately 40 percent and 20 percent of the electrical energy at our Appleton and Bruckmühl mills, respectively. Availability of energy is not expected to be a problem in the foreseeable future, but the purchase price of such energy can and likely will fluctuate significantly based on fluctuations in demand and other factors. There is no assurance that we will be able to obtain electricity or natural gas purchases on favorable terms in the future.

INTEREST RATE RISK

We are exposed to interest rate risk on our fixed rate debt and our variable-rate bank debt. At December 31, 2010, we had $233.0 million of fixed rate debt outstanding and $11.9 million of variable-rate borrowings outstanding. We are exposed to fluctuations in the fair value of our fixed rate long-term debt resulting from changes in market interest rates, but not to fluctuations in our earnings or cash flows. At December 31, 2010, the estimated fair market value of our fixed rate debt was $237.1 million based upon the quoted market price of the Senior Notes or rates currently available to us for debt of the same remaining maturities. A 100 basis point increase in interest rates would increase our annual interest expense on outstanding variable-rate borrowings by approximately $0.1 million.

We could in the future, reduce our exposure to interest rate fluctuations on our variable-rate debt by entering into interest rate hedging arrangements, although those arrangements could result in us incurring higher costs than we would incur without the arrangements.

ENVIRONMENTAL REGULATION/CLIMATE CHANGE LEGISLATION

Our manufacturing operations are subject to extensive regulation primarily by U.S., German and other international authorities. We have made significant capital expenditures to comply with environmental laws, rules and regulations. Due to changes in environmental laws and regulations, including potential future legislation to limit GHG emissions, the application of such regulations and changes in environmental control technology, we are not able to predict with certainty the amount of future capital spending to be incurred for environmental purposes. Taking these uncertainties into account, we have planned capital expenditures for environmental projects during the period 2011 through 2013 of approximately $1 million to $2 million annually.

We believe these risks can be managed and will not have a material adverse effect on our business or our consolidated financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA"), or in releases made by the Securities Exchange Commission ("SEC"), all as may be amended from time to time. Statements contained in this annual report that are not historical facts may be forward-looking statements within the meaning of the PSLRA. Any such forward-looking statements reflect our beliefs and assumptions and are based on information currently available to us and are subject to risks, uncertainties and other factors that may cause actual results to be materially different from those presented herein including but not limited to: (i) increases in commodity prices, (particularly for pulp, energy and latex) due to constrained global supplies or unexpected supply disruptions; (ii) the cost and/or availability of raw materials and energy; (iii) changes in market demand for our products due to global economic conditions; (iv) fluctuations in exchange rates (in particular changes in the U.S. dollar/ Euro currency exchange rates) and interest rates; (v) the competitive environment; (vi) capital and credit market volatility; (vii) fluctuations in global equity and fixed-income markets; (viii) unanticipated expenditures related to the cost of compliance with environmental and other governmental regulations; (ix) our ability to control costs and implement measures designed to enhance operating efficiencies; (x) the loss of current customers or the inability to obtain new customers; (xi) increases in the funding requirements for our pension and postretirement liabilities; (xii) changes in asset valuations including write-downs of assets including fixed assets, inventory, accounts receivable, deferred tax assets or other assets for impairment or other reasons; (xiii) our existing and future indebtedness; (xiv) strikes, labor stoppages and changes in our collective bargaining agreements and relations with our employees and unions; and (xv) other risks that are detailed from time to time in reports we file with the SEC. These and other factors could cause or contribute to actual results differing materially from any forward-looking statements are discussed in more detail in our filings with the SEC. Forward-looking statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. The Company cautions investors that any forward-looking statements we make are not guarantees or indicative of future performance.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) or 15a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. The scope of management's assessment of the effectiveness of internal control over financial reporting includes all of the Company's businesses. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based upon its assessment, management believes that as of December 31, 2010, the Company's internal controls over financial reporting were effective.

The effectiveness of internal control over financial reporting as of December 31, 2010, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. Deloitte & Touche's attestation report on the Company's internal control over financial reporting follows.

Neenah Paper, Inc
March 9, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Neenah Paper, Inc., Alpharetta, Georgia

We have audited the internal control over financial reporting of Neenah Paper, Inc. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 9, 2011 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Atlanta, Georgia
March 9, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Neenah Paper, Inc., Alpharetta, Georgia

We have audited the accompanying consolidated balance sheets of Neenah Paper, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Neenah Paper, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Atlanta, Georgia
March 9, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except share and per share data)	Year Ended December 31, 2010	2009	2008
Net sales	**$657.7**	$573.9	$ 732.3
Cost of products sold	**537.7**	472.3	630.8
Gross profit	**120.0**	101.6	101.5
Selling, general and administrative expenses	**69.3**	69.1	75.2
Other income – net	**(1.0)**	(1.0)	(11.3)
Loss (gain) on closure and sale of the Ripon Mill	**(3.4)**	17.1	–
Goodwill and other intangible asset impairment charge	**–**	–	54.5
Operating income (loss)	**55.1**	16.4	(16.9)
Interest expense	**20.5**	23.4	25.0
Interest income	**(0.2)**	(0.2)	–
Income (loss) from continuing operations before income taxes	**34.8**	(6.8)	(41.9)
Provision (benefit) for income taxes	**9.8**	(5.0)	3.9
Income (loss) from continuing operations	**25.0**	(1.8)	(45.8)
Income (loss) from discontinued operations, net of taxes (Note 5)	**134.1**	0.6	(111.2)
Net income (loss)	**$159.1**	$ (1.2)	$(157.0)
Earnings (Loss) Per Common Share			
Basic			
Continuing operations	**$ 1.69**	$ (0.12)	$ (3.14)
Discontinued operations	**9.05**	0.04	(7.59)
	$10.74	$ (0.08)	$(10.73)
Diluted			
Continuing operations	**$ 1.61**	$ (0.12)	$ (3.14)
Discontinued operations	**8.60**	0.04	(7.59)
	$10.21	$ (0.08)	$(10.73)
Weighted-Average Common Shares Outstanding (in thousands)			
Basic	**14,744**	14,655	14,642
Diluted	**15,512**	14,655	14,642

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(In millions, except share data)	December 31, 2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 48.3**	$ 5.6
Accounts receivable, net	**70.7**	67.7
Inventories	**69.4**	70.7
Income taxes receivable	**–**	0.8
Deferred income taxes	**19.5**	61.7
Prepaid and other current assets	**14.1**	13.7
Assets held for sale (Note 4 and Note 5)	**–**	10.0
Total Current Assets	**222.0**	230.2
Property, Plant and Equipment – net	**261.9**	284.4
Deferred Income Taxes	**43.1**	36.5
Goodwill (Note 4)	**41.5**	44.9
Intangible assets – net (Note 4)	**24.0**	27.5
Other Assets	**14.2**	13.1
TOTAL ASSETS	**$606.7**	$ 636.6
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Debt payable within one year	**$ 13.6**	$ 55.6
Accounts payable	**30.4**	27.2
Accrued expenses	**48.1**	48.6
Total Current Liabilities	**92.1**	131.4
Long-term Debt	**231.3**	263.6
Deferred Income Taxes	**19.4**	23.7
Noncurrent Employee Benefits and Other Obligations	**104.7**	108.3
TOTAL LIABILITIES	**447.5**	527.0
Contingencies and Legal Matters (Notes 12)		
Stockholders' Equity		
Common stock, par value $0.01 – authorized: 100,000,000 shares; issued and outstanding: 15,237,203 shares and 15,085,709 shares	**0.1**	0.1
Treasury stock, at cost: 426,201 shares and 410,654 shares	**(10.4)**	(10.2)
Additional paid-in capital	**249.0**	243.4
Accumulated deficit	**(62.0)**	(215.2)
Accumulated other comprehensive income (loss)	**(17.5)**	91.5
Total Stockholders' Equity	**159.2**	109.6
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$606.7**	$ 636.6

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In millions, shares in thousands)	Common Stock Shares	Common Stock Amount	Treasury Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Comprehensive Income/(Loss)
December 31, 2007	14,969	$0.1	$ (0.4)	$235.3	$ (45.1)	$ 98.5	
Net loss					(157.0)		$(157.0)
Other comprehensive income (loss)							
Unrealized foreign currency translation						(30.1)	(30.1)
Adjustment to pension and other benefit liabilities						16.3	16.3
Loss on cash flow hedges						(0.3)	(0.3)
Dividends declared					(6.0)		$(171.1)
Excess tax benefits from stock-based compensation				(0.6)			
Share purchases			(9.4)				
Restricted stock vesting (Note 10)	86		(0.3)				
Stock-based compensation				4.0			
December 31, 2008	15,055	0.1	(10.1)	238.7	(208.1)	84.4	
Net loss					(1.2)		$ (1.2)
Other comprehensive income (loss)							
Unrealized foreign currency translation						4.1	4.1
Adjustment to pension and other benefit liabilities						3.0	3.0
Dividends declared					(5.9)		$ 5.9
Restricted stock vesting (Note 10)	31		(0.1)				
Stock-based compensation				4.7			
December 31, 2009	15,086	0.1	(10.2)	243.4	(215.2)	91.5	
Net income					**159.1**		**$ 159.1**
Other comprehensive loss							
Unrealized foreign currency translation						**(15.1)**	**(15.1)**
Adjustment to pension and other benefit liabilities						**(6.0)**	**(6.0)**
Reclassification of cumulative translation adjustments related to investments in Canada						**(87.9)**	**(87.9)**
Dividends declared					**(5.9)**		**$ 50.1**
Stock options exercised	**86**			**0.7**			
Restricted stock vesting (Note 10)	**65**		**(0.2)**				
Stock-based compensation				**4.9**			
December 31, 2010	**15,237**	**$0.1**	**$(10.4)**	**$249.0**	**$ (62.0)**	**$(17.5)**	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)	Year Ended December 31, 2010	2009	2008
OPERATING ACTIVITIES			
Net income (loss)	**$159.1**	$(1.2)	$(157.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**31.3**	34.5	38.6
Stock-based compensation	**4.9**	4.7	4.0
Deferred income tax provision (benefit)	**37.0**	(9.4)	(56.1)
Gain on sale of the Woodlands (Note 5)	**(74.1)**	–	–
Reclassification of cumulative translation adjustments related to investments in Canada (Note 1 and Note 5)	**(87.9)**	–	–
Goodwill and other intangible asset impairment charge (Note 4)	–	–	54.5
Asset impairment loss	–	–	91.2
Loss on disposal – transfer of the Pictou Mill	–	–	29.4
Amortization of deferred revenue – transfer of the Pictou Mill	–	–	(2.8)
Loss on disposal – transfer of the Pictou Mill post-employment benefit plans	–	–	53.7
Ripon Mill (gain) on sale and non-cash closure charges	**(3.4)**	6.3	–
Gain on curtailment of post employment benefit plan	–	–	(4.3)
(Gain) loss on other asset dispositions	**0.2**	0.2	(6.3)
Net cash provided by (used in) changes in operating working capital (Note 15)	**(3.9)**	27.4	(22.6)
Pension and other post-employment benefits	**(7.8)**	2.4	(7.6)
Other	**(0.9)**	–	(1.6)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**54.5**	64.9	13.1
INVESTING ACTIVITIES			
Capital expenditures	**(17.4)**	(8.4)	(30.0)
Net proceeds from sale of the Woodlands (Note 5)	**78.0**	–	–
Increase in investments	**(3.5)**	–	–
Proceeds from asset sales	**8.7**	0.8	13.8
Payments in conjunction with the transfer of the Pictou Mill	–	–	(13.6)
Other	**0.7**	(0.7)	(0.6)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**66.5**	(8.3)	(30.4)
FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	**0.1**	45.5	53.7
Debt issuance costs	–	(2.9)	–
Repayments of long-term debt	**(71.5)**	(87.6)	(34.6)
Short-term borrowings	**13.3**	12.2	18.7
Repayments of short-term borrowings	**(14.8)**	(15.4)	(3.3)
Cash dividends paid	**(5.9)**	(5.9)	(6.0)
Share purchases (Note 10)	–	–	(9.4)
Proceeds from exercise of stock options	**0.7**	–	–
Other	**(0.2)**	(0.1)	(0.9)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(78.3)**	(54.2)	18.2
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	–	(0.1)	–
NET INCREASE IN CASH AND CASH EQUIVALENTS	**42.7**	2.3	0.9
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**5.6**	3.3	2.4
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 48.3**	$ 5.6	$ 3.3

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except as noted)

ONE

Background and Basis of Presentation

BACKGROUND

Neenah Paper, Inc. ("Neenah" or the "Company") is a Delaware corporation incorporated in April 2004. The Company has two primary operations: its technical products business and its fine paper business.

The technical products business is an international producer of transportation and other filter media, durable, saturated and coated substrates for a variety of end uses and nonwoven wall coverings. The fine paper business is a producer of premium writing, text, cover and specialty papers used in corporate identity packages, corporate annual reports, invitations, personal stationery, labels and high-end packaging for point of sale advertising.

In February 2008, the Company committed to a plan to sell its pulp mill in Pictou, Nova Scotia (the "Pictou Mill") and approximately 475,000 acres of woodland assets in Nova Scotia (the "Woodlands"). In June 2008, the Company's wholly owned subsidiary, Neenah Paper Company of Canada ("Neenah Canada") sold the Pictou Mill to Northern Pulp Nova Scotia Corporation ("Northern Pulp"), a new operating company jointly owned by Atlas Holdings LLC ("Atlas") and Blue Wolf Capital Management LLC ("Blue Wolf"). Pursuant to the terms of the transaction, Northern Pulp assumed all of the assets and liabilities associated with the Pictou Mill, as well as existing customer contracts, supply agreements, labor agreements and pension obligations. The sale did not include the Woodlands.

In March 2010, Neenah Canada sold the Woodlands to Northern Timber Nova Scotia Corporation, an affiliate of Northern Pulp, for C$82.5 million ($78.6 million). The sale resulted in a pre-tax gain, net of fees and other transaction costs, of $74.1 million. The sale of the Woodlands resulted in the substantially complete liquidation of the Company's investment in Neenah Canada. In accordance with Accounting Standards Codification ("ASC") Topic 830, *Foreign Currency Matters* ("ASC Topic 830"), $87.9 million of cumulative currency translation adjustments attributable to the Company's Canadian subsidiaries have been reclassified into earnings and recognized as part of the gain on sale of the Woodlands. The transaction did not generate a cash tax liability because the tax basis for the Woodlands was approximately equal to the sale price. For the year ended December 31, 2010, the results of operations, the gain on sale of the Woodlands ($74.1 million) and the reclassification into earnings of cumulative currency translation adjustments attributable to the Company's Canadian subsidiaries ($87.9 million) are reported as discontinued operations in the consolidated statement of operations. The results of operations of the Pictou Mill and the Woodlands and the loss on disposal of the Pictou Mill are reported as discontinued operations for the years ended December 31, 2009 and 2008. See Note 5, "Discontinued Operations – Sale of the Pictou Mill and the Woodlands."

BASIS OF PRESENTATION

The consolidated financial statements include the financial statements of the Company and its wholly owned and majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

PRIOR YEAR ADJUSTMENTS

During the preparation of the interim financial statements for the three and nine months ended September 30, 2010, the Company identified a $2.8 million overstatement of accounts payable that was primarily the result of invalid inventory pricing adjustments beginning in 2006 and certain inventory transactions in 2008. These errors resulted in an overstatement of accounts payable and cost of products sold of $0.4 million and $2.4 million for the years ended December 31, 2006 and 2008, respectively. The Company has restated the statement of operations for the year ended December 31, 2008 for the $2.4 million overstatement of cost of products sold. The Company has reflected the correction of the errors on the consolidated balance sheet as of December 31, 2009 with a decrease in accounts payable of $2.8 million, a decrease of $0.9 million in noncurrent deferred income taxes and an increase of $1.9 million in stockholders' equity. The Company believes the effects of these prior period corrections are not material to any prior period consolidated financial statements.

TWO

Summary of Significant Accounting Policies

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Significant management judgment is required in determining the accounting for, among other things, pension and postretirement benefits, retained insurable risks, allowances for doubtful accounts and reserves for sales returns and cash discounts, purchase price allocations, useful lives for depreciation and amortization, future cash flows associated with impairment testing for tangible and intangible long-lived assets, income taxes, contingencies, inventory obsolescence and market reserves and the valuation of stock-based compensation.

REVENUE RECOGNITION

The Company recognizes sales revenue when all of the following have occurred: (1) delivery has occurred, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable, and (4) collection is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is largely dependent on shipping terms. In general, the Company's shipments are designated free on board shipping point and revenue is recognized at the time of shipment. Sales are reported net of allowable discounts and estimated returns. Reserves for cash discounts, trade allowances and sales returns are estimated using historical experience.

EARNINGS PER SHARE ("EPS")

The Company computes basic earnings (loss) per share ("EPS") in accordance with Accounting Standards Codification ("ASC") Topic 260, *Earnings Per Share* ("ASC Topic 260"). In accordance with ASC Topic 260, share-based awards with non-forfeitable dividends are classified as participating securities. In calculating basic earnings per share, this method requires net income to be reduced by the amount of dividends declared in the current period for each participating security and by the contractual amount of dividends or other participation payments that are paid or accumulated for the current period. Undistributed earnings for the period are allocated to participating securities based on the contractual participation rights of the security to share in those current earnings assuming all earnings for the period are distributed. Holders of restricted stock, restricted stock units ("RSUs") and RSUs with performance conditions have contractual participation rights that are equivalent to those of common stockholders. Therefore, the Company allocates undistributed earnings to restricted stock, RSUs, RSUs with performance conditions and common stockholders based on their respective ownership percentage, as of the end of the period.

ASC Topic 260 also requires companies with participating securities to calculate diluted earnings per share using the "Two Class" method. The "Two Class" method requires the denominator to include the weighted-average participating securities along with the additional share equivalents from the assumed conversion of stock options calculated using the "Treasury Stock" method, subject to the anti-dilution provisions of ASC Topic 260.

Diluted EPS was calculated to give effect to all potentially dilutive common shares using the "Treasury Stock" method. Outstanding stock options, stock appreciation rights ("SARs") and certain RSUs with performance conditions represent the only potentially dilutive non-participating security effects on the Company's weighted-average shares. For the years ended December 31, 2010, 2009 and 2008, approximately 1,590,000, 1,700,000 and 1,510,000 potentially dilutive options, respectively, were excluded from the computation of dilutive common shares because the exercise price of such options exceeded the average market price of the Company's common stock for the period the options were outstanding. In addition, as a result of the loss from continuing operations for the years ended December 31, 2009 and 2008, approximately 160,000 and 130,000 incremental shares resulting from the assumed exercise or vesting of potentially dilutive securities were excluded from the diluted earnings per share calculation, as the effect would have been anti-dilutive.

The following table presents the computation of basic and diluted shares of common stock used in the calculation of EPS (amounts in millions, except share and per share amounts):

	Year Ended December 31,		
	2010	2009	2008
Income (loss) from continuing operations	**$ 25.0**	$ (1.8)	$ (45.8)
Distributed and undistributed amounts allocated to participating securities[a]	**(0.1)**	–	(0.1)
Income (loss) from continuing operations available to common stockholders	**24.9**	(1.8)	(45.9)
Income (loss) from discontinued operations, net of income taxes	**134.1**	0.6	(111.2)
Distributed and undistributed amounts allocated to participating securities[a]	**(0.6)**	–	–
Net income (loss) available to common stockholders	**$158.4**	$ (1.2)	$(157.1)
Weighted-average basic shares outstanding	**14,744**	14,655	14,642
Add: Assumed incremental shares under stock compensation plans	**768**	–	–
Assuming dilution	**15,512**	14,655	14,642
Earnings (Loss) Per Common Share			
Basic			
Continuing operations	**$ 1.69**	$(0.12)	$ (3.14)
Discontinued operations	**9.05**	0.04	(7.59)
	$10.74	$(0.08)	$(10.73)
Diluted			
Continuing operations	**$ 1.61**	$(0.12)	$ (3.14)
Discontinued operations	**8.60**	0.04	(7.59)
	$10.21	$(0.08)	$(10.73)

(a) In accordance with ASC Topic 260, for the years ended December 31, 2009 and 2008, undistributed losses have been allocated entirely to common stockholders due to the fact that the holders of participating securities are not contractually obligated to share in the losses of the Company.

FINANCIAL INSTRUMENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with high credit quality financial institutions. As of December 31, 2010 and 2009, $0.7 million and $0.8 million, respectively, of the Company's cash and cash equivalent is restricted to the payment of postretirement benefits for certain former Fox River executives.

INVENTORIES

U.S. inventories are valued at the lower of cost, using the Last-In, First-Out (LIFO) method for financial reporting purposes, or market. German inventories are valued at the lower of cost, using a weighted-average cost method, or market. The FIFO value of inventories valued on the LIFO method was $57.0 million and $58.2 million at December 31, 2010 and 2009, respectively. Cost includes labor, materials and production overhead. For the years ended December 31, 2009 and 2008, the Company recognized income (expense) of approximately $0.1 million and $(0.1) million, respectively, due to the liquidation of LIFO inventories.

FOREIGN CURRENCY

Balance sheet accounts of Neenah Germany and Neenah Canada are translated from Euros and Canadian dollars, respectively, into U.S. dollars at period-end exchange rates, and income and expense accounts are translated at average exchange rates during the period. Translation gains or losses related to net assets located in Germany and Canada are recorded as unrealized foreign currency translation adjustments within accumulated other comprehensive income (loss) in stockholders' equity. Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in Other income – net in the consolidated statements of operations.

PROPERTY AND DEPRECIATION

Property, plant and equipment are stated at cost, less accumulated depreciation. Certain costs of software developed or obtained for internal use are capitalized. When property, plant and equipment are sold or retired, the costs and the related accumulated depreciation are removed from the accounts, and the gains or losses are recorded in other (income) expense – net. For financial reporting purposes, depreciation is principally computed on the straight-line method over the estimated useful asset lives. Weighted-average useful lives are approximately 33 years for buildings, nine years for land improvements and 17 years for machinery and equipment. For income tax purposes, accelerated methods of depreciation are used.

Estimated useful lives are periodically reviewed and changed when warranted. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their cost may not be recoverable. An impairment loss would be recognized when estimated undiscounted future pre-tax cash flows from the use of the asset are less than its carrying amount. Measurement of an impairment loss is based on the excess of the carrying amount of the asset over its fair value. Fair value is generally measured using discounted cash flows.

The costs of major rebuilds and replacements of plant and equipment are capitalized, and the cost of maintenance performed on manufacturing facilities, composed of labor, materials and other incremental costs, is charged to operations as incurred. Start-up costs for new or expanded facilities are expensed as incurred.

The Company accounts for asset retirement obligations ("AROs") in accordance with ASC Topic 410, *Asset Retirements and Environmental Obligations*, which requires companies to make estimates regarding future events in order to record a liability for AROs in the period in which a legal obligation is created. Such liabilities are recorded at fair value, with an offsetting increase to the carrying value of the related long-lived asset. As of December 31, 2010, the Company is unable to estimate its AROs for environmental liabilities at its manufacturing facilities.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company follows the guidance of ASC Topic 805, *Business Combinations* ("ASC Topic 805"), in recording goodwill arising from a business combination as the excess of purchase price and related costs over the fair value of identifiable assets acquired and liabilities assumed. All of the Company's goodwill was acquired in conjunction with the acquisition of the stock of FiberMark Services GmbH & Co. KG and the stock of FiberMark Beteiligungs GmbH (collectively, "Neenah Germany") in October 2006.

Under ASC Topic 350, *Intangibles – Goodwill and Other* ("ASC Topic 350"), goodwill is subject to impairment testing at least annually. A fair-value-based test is applied at the reporting unit level, which is generally one level below the operating segment level. The test compares the fair value of an entity's reporting units to the carrying value of those reporting units. This test requires various judgments and estimates. The Company estimates the fair value of the reporting unit using a market approach in combination with a discounted operating cash flow approach. Impairment of goodwill is measured as the excess of the carrying amount of goodwill over the fair values of recognized and unrecognized assets and liabilities of the reporting unit. An adjustment to goodwill will be recorded for any goodwill that is determined to be impaired. The Company tests goodwill for impairment at least annually on November 30 in conjunction with preparation of its annual business plan, or more frequently if events or circumstances indicate it might be impaired. The Company last tested goodwill for impairment as of November 30, 2010 and no impairment was indicated. The Company's test of goodwill for impairment as of November 30, 2008 indicated an impairment of goodwill. See Note 4, "Goodwill and Other Intangible Assets."

Intangible assets with finite useful lives are amortized on a straight-line basis over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with ASC Topic 360, *Property, Plant, and Equipment*. Intangible assets consist primarily of customer relationships, trade names and acquired intellectual property. Such intangible assets are amortized using the straight-line method over estimated useful lives of between ten and 15 years. Certain trade names are estimated to have indefinite useful lives and as such are not amortized. Intangible assets with indefinite lives are reviewed for impairment at least annually in accordance with ASC Topic 350. See Note 4, "Goodwill and Other Intangible Assets."

RESEARCH EXPENSE

Research and development costs are charged to expense as incurred and are recorded in "Selling, general and administrative expenses" on the consolidated statement of operations. See Note 15, "Supplemental Data – Supplemental Statement of Operations Data."

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. The fair value of short and long-term debt is estimated using current market prices for the Company's publicly traded debt or rates currently available to the Company for debt of the same remaining maturities. The following table presents the carrying value and the fair value of the Company's debt at December 31, 2010 and 2009.

	December 31,			
	2010		2009	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Senior Notes (7.375% fixed rate)	**$223.0**	**$227.5**	$225.0	$208.6
Neenah Germany project financing (3.8% fixed rate)	**10.0**	**9.6**	12.5	12.0
Revolving bank credit facility (variable rates)	–	–	27.9	27.9
Term Loan (variable rates)	–	–	40.0	40.0
Neenah Germany revolving line of credit (variable rates)	**11.9**	**11.9**	12.9	12.9
Other debt (2.9% fixed rate)	–	–	0.9	0.9
Long-term debt	**$244.9**	**$249.0**	$319.2	$302.3

OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) includes, in addition to net income (loss), gains and losses recorded directly into stockholders' equity on the consolidated balance sheet. These gains and losses are referred to as other comprehensive income items. Accumulated other comprehensive income (loss) consists of foreign currency translation gains and (losses), deferred gains and (losses) on "available-for-sale" securities and cash flow hedges, and adjustments related to pensions and other post-retirement benefits. The Company does not provide income taxes for foreign currency translation adjustments related to indefinite investments in foreign subsidiaries. The sale of the Woodlands resulted in the substantially complete liquidation of the Company's investment in Neenah Canada. In accordance with ASC Topic 830, for the year ended December 31, 2010, $87.9 million of cumulative currency translation adjustments attributable to the Company's Canadian subsidiaries have been reclassified into earnings and recognized as part of the gain on sale of the Woodlands. There were no tax consequences related to the repatriation of funds from the sale of the Woodlands.

Changes in the components of other comprehensive income (loss) are as follows:

	Year Ended December 31,								
	2010			2009			2008		
	Pretax Amount	**Tax Effect**	**Net Amount**	Pretax Amount	Tax Effect	Net Amount	Pretax Amount	Tax Effect	Net Amount
Foreign currency translation	**$ (15.1)**	**$ –**	**$ (15.1)**	$4.1	$ –	$4.1	$(30.1)	$ –	$(30.1)
Adjustment to pension and other benefit liabilities	**(9.0)**	**3.0**	**(6.0)**	4.6	(1.6)	3.0	26.4	(10.1)	16.3
Reclassification of cumulative translation adjustments related to investments in Canada	**(87.9)**	**–**	**(87.9)**	–	–	–	–	–	–
Deferred loss on cash flow hedges	**–**	**–**	**–**	–	–	–	(0.5)	0.2	(0.3)
Other comprehensive income (loss)	**$(112.0)**	**$3.0**	**$(109.0)**	$8.7	$(1.6)	$7.1	$ (4.2)	$ (9.9)	$(14.1)

The components of accumulated other comprehensive income (loss), net of applicable income taxes are as follows:

	December 31, 2010	2009
Foreign currency translation	**$ 9.8**	$112.8
Adjustment to pension and other benefit liabilities (net of income tax benefits of $17.0 million and $14.0 million, respectively)	**(27.3)**	(21.3)
Accumulated other comprehensive income (loss)	**$(17.5)**	$ 91.5

ACCOUNTING STANDARDS CHANGES

As of December 31, 2010, no amendments to the ASC had been issued but not adopted by the Company that will have or are reasonably likely to have a material effect on its results of operations, financial position or cash flows.

THREE

Closure of the Ripon Mill

In May 2009, the Company permanently closed its Fine Paper mill located in Ripon, California (the "Ripon Mill"). The closure resulted in a pre-tax charge of $17.1 million for the year ended December 31, 2009. The charge was comprised of approximately $5.8 million in non-cash charges, primarily for losses related to the carrying value of property, plant and equipment, a curtailment loss of $0.8 million related to postretirement benefit plans in which employees of the Ripon Mill participated (see Note 8) and cash payments for contract terminations and severance and other employee costs of approximately $10.5 million. The Company paid approximately $3.5 million and $6.5 million of such costs during the years ended December 31, 2010 and 2009, respectively.

In October 2010, the Company sold the remaining long-lived assets of the Ripon Mill, primarily composed of land and buildings, to Diamond Pet Food Processors of Ripon, LLC ("Diamond") for gross proceeds of approximately $9 million. Pursuant to the terms of the transaction, Diamond acquired all the assets and assumed responsibility for substantially all the remaining liabilities associated with the Ripon Mill. The Company recognized a pre-tax gain on the sale of approximately $3.4 million.

The Company accounted for the costs associated with the closure of the Ripon Mill in accordance with ASC Topic 420, *Exit or Disposal Cost Obligations*. The Company paid approximately $1.8 million in severance benefits to 97 former employees of the Ripon Mill. The following table presents the status of such closure costs as of and for the years ended December 31, 2010 and 2009:

	Severance benefits	Contract termination and other costs	Total
Amounts accrued during the year ended December 31, 2009	$ 1.8	$ 8.7	$10.5
Payments for the year ended December 31, 2009	(1.7)	(4.8)	(6.5)
Accrued exit costs at December 31, 2009	0.1	3.9	4.0
Payments for the year ended December 31, 2010	**(0.1)**	**(3.4)**	**(3.5)**
Change in estimates recognized in income	–	**(0.5)**	**(0.5)**
Accrued exit costs at December 31, 2010	**$ –**	**$ –**	**$ –**

FOUR

Goodwill and Other Intangible Assets

As of December 31, 2010, the Company had goodwill of $41.5 million which is not amortized. The following table presents changes in goodwill (all of which relates to the Company's Technical Products segment) for the years ended December 31, 2010, 2009 and 2008:

	Gross Amount	Accumulated Impairment Losses	Net
Balance at December 31, 2007	$106.6	$ –	$106.6
Goodwill impairment charge	–	(52.7)	(52.7)
Foreign currency translation	(10.1)	–	(10.1)
Balance at December 31, 2008	96.5	(52.7)	43.8
Foreign currency translation	2.4	(1.3)	1.1
Balance at December 31, 2009	98.9	(54.0)	44.9
Foreign currency translation	**(7.5)**	**4.1**	**(3.4)**
Balance at December 31, 2010	**$ 91.4**	**$(49.9)**	**$ 41.5**

IMPAIRMENT

As of December 31, 2010 and 2009, the carrying amount of goodwill assigned to Neenah Germany was considered recoverable. As of December 31, 2010, a one percentage point increase in the Company's estimate for its cost of capital used in the impairment test would result in an approximately $35 million change in the estimated fair value of Neenah Germany and a corresponding reduction in the implied value of goodwill but would not result in an impairment of goodwill.

The Company's annual test of goodwill for impairment at November 30, 2008, indicated that the carrying value of Neenah Germany exceeded its estimated fair value. The Company estimated fair value using a market approach in combination with a probability-weighted-discounted operating cash flow approach for a number of scenarios representing differing operating and economic assumptions. Significant assumptions used in developing the discounted operating cash flow approach were revenue growth rates and pricing, costs for manufacturing inputs, levels of capital investment and estimated cost of capital for high, medium and low growth environments. The Company measured the estimated fair value of goodwill as the excess of the carrying amount of Neenah Germany over the fair values of recognized assets and liabilities of the reporting unit. The Company recorded an impairment adjustment to goodwill for the excess of the carrying value of goodwill assigned to Neenah Germany over the estimated fair value of goodwill. For the year ended December 31, 2008, the Company recognized a pre-tax loss of $52.7 million (the Company did not recognize a tax benefit related to the non tax deductible loss) for the impairment of goodwill assigned to Neenah Germany. The impairment loss was primarily due to a substantial increase in the estimated cost of capital the Company used to calculate the present value of Neenah Germany's estimated future cash flows which resulted in a substantially lower estimated fair value. The higher estimated cost of capital reflected market/financial conditions at the time the annual impairment test was performed which indicated higher risk premiums for debt and equity.

OTHER INTANGIBLE ASSETS

As of December 31, 2010, the Company had net identifiable intangible assets of $24.0 million. All such intangible assets were acquired in the Neenah Germany and Fox River acquisitions. The following table details amounts related to those assets.

	Weighted-average amortization period (years)	December 31, 2010 Gross Amount	December 31, 2010 Accumulated Amortization	December 31, 2009 Gross Amount	December 31, 2009 Accumulated Amortization
Amortizable intangible assets					
Customer based Intangibles	15	**$14.4**	**$(4.1)**	$15.5	$(3.4)
Trade names and Trademarks	10	**6.1**	**(2.3)**	6.6	(1.9)
Acquired Technology	10	**1.1**	**(0.5)**	1.2	(0.4)
Unamortizable intangible assets	10	**21.6**	**(6.9)**	23.3	(5.7)
Trade names	Not amortized	**9.3**	**–**	9.9	–
Total		**$30.9**	**$(6.9)**	$33.2	$(5.7)

As of December 31, 2010, $21.1 million and $2.9 million of such intangible assets are reported within the Technical Products and Fine Paper segments, respectively. See Note 14, "Business Segment and Geographic Information." Aggregate amortization expense of acquired intangible assets for the years ended December 31, 2010, 2009 and 2008 was $1.6 million, $1.8 million and $1.9 million, respectively and was reported in Cost of Products Sold on the Consolidated Statement of Operations. Estimated annual amortization expense for each of the next five years is approximately $1.6 million.

The Company's annual test of other intangible assets for impairment at November 30, 2010 and 2009 indicated that the carrying amount of such intangible assets was recoverable. The Company determined during its annual test of intangible assets for impairment at November 30, 2008 that certain trade names and customer based intangible assets acquired in the Neenah Germany acquisition were impaired at December 31, 2008. For the year ended December 31, 2008, the Company recognized a non-cash pre-tax charge of approximately $1.8 million for the impairment of such intangible assets.

FIVE

Discontinued Operations

SALE OF THE PICTOU MILL AND THE WOODLANDS

In March 2010, Neenah Canada sold the Woodlands to Northern Pulp for C$82.5 million ($78.6 million). The sale resulted in a pre-tax gain, net of fees and other transaction costs, of $74.1 million. The sale of the Woodlands resulted in the substantially complete liquidation of the Company's investment in Neenah Canada. In accordance with ASC Topic 830, $87.9 million of cumulative currency translation adjustments attributable to the Company's Canadian subsidiaries were reclassified into earnings and recognized as part of the gain on sale of the Woodlands. The sale of the Woodlands represented the cessation of the Company's operating activities in Canada; however, the Company will have certain continuing post-employment benefit obligations related to its Canadian operations. The transaction did not generate a cash tax liability because the tax basis for the Woodlands was approximately equal to the sale price.

Net proceeds from the sale were used to repay in full $40 million of outstanding term loan borrowings and repay approximately $26 million in outstanding revolving loans which reduced the balance of such outstanding loans under the Company's bank credit agreement to zero. In addition, the Company made approximately $3.1 million in contract termination payments related to the closure of the Ripon Mill that became due and payable upon the sale of the Woodlands.

In June 2008, Neenah Canada sold the Pictou Mill to Northern Pulp, an operating company jointly owned by Atlas Holdings LLC and Blue Wolf Capital Management LLC. In connection with the transfer of the Pictou Mill, Neenah Canada made payments of approximately $10.3 million to Northern Pulp. In addition, the Company incurred transaction costs of approximately $3.3 million. Pursuant to the terms of the transaction, Northern Pulp assumed all of the assets and liabilities associated with the Pictou Mill.

During the first quarter of 2008, the Company determined that the estimated value it would receive from a sale of the Pictou Mill indicated that it would not recover the carrying value of the mill's long-lived assets. As a result, the Company recognized aggregate non-cash, pre-tax impairment charges of $91.2 million to write-off the carrying value of the Pictou Mill's long-lived assets. In addition, for the year ended December 31, 2008, the Company recorded a pre-tax loss of $29.4 million to recognize the loss on disposal of the Pictou Mill.

In conjunction with the sale of the Pictou Mill, Northern Pulp assumed responsibility for all pension and other postretirement benefit obligations for active and retired employees of the mill. The Company accounted for the transfer of the Nova Scotia, Canada defined benefit pension plan (the "Nova Scotia Plan") as a settlement of postretirement benefit obligations pursuant to ASC Topic 715, *Compensation–Retirement Benefits* ("ASC Topic 715"). For the year ended December 31, 2008, the Company recognized a non-cash, pre-tax settlement loss of $53.7 million for the reclassification of deferred pension and other postretirement benefit adjustments related to the Nova Scotia Plan from accumulated other comprehensive income to loss from discontinued operations in the consolidated statement of operations.

In conjunction with the sale of the Pictou Mill, the Company entered into a stumpage agreement (the "Stumpage Agreement") which allowed Northern Pulp to harvest softwood timber from the Woodlands. For calendar year 2008, Northern Pulp paid a nominal amount for approximately 236,000 metric tons of softwood timber harvested under the Stumpage Agreement. As a result, the Company recorded $2.8 million in deferred revenue for the estimated fair value of the timber to be harvested by Northern Pulp in calendar 2008. For the year ended December 31, 2008, the Company recognized all of such deferred revenue. For timber purchases during calendar year 2009, Northern Pulp paid the stumpage rate charged by the Nova Scotia provincial government for harvesting on government licensed lands. The Stumpage Agreement was terminated in March 2010 in conjunction with the sale of the Woodlands. For the years ended December 31, 2010 and 2009, the Company recognized revenue of approximately $1.4 million and $3.7 million, respectively, related to timber sales pursuant to the Stumpage Agreement.

The following table presents the results of discontinued operations:

	Year Ended December 31,		
	2010	2009	2008
Net sales, net of intersegment sales	**$ 1.4**	$ 3.7	$ 101.9
Discontinued operations:			
Income (loss) from operations	**$ 1.0**	$ 2.8	$ (97.8)
Gain on disposal of the Woodlands	**74.1**	–	–
Reclassification of cumulative translation adjustments related to investments in Canada[a]	**87.9**	–	–
Loss on disposal – Pictou Mill[b]	**–**	(0.3)	(29.4)
Loss on settlement of post-employment benefit plans	**–**	–	(53.7)
Gain (loss) on disposal	**162.0**	(0.3)	(83.1)
Income (loss) before income taxes	**163.0**	2.5	(180.9)
(Provision) benefit for income taxes	**(28.9)**	(1.9)	69.7
Income (loss) from discontinued operations, net of income taxes	**$134.1**	$ 0.6	$(111.2)

(a) The reclassification of cumulative foreign currency translation gains had no tax consequences.

(b) For the year ended December 31, 2008, the loss from operations includes aggregate non-cash, pre-tax impairment charges of $91.2 million to write-off the carrying value of the Pictou Mill's long-lived assets.

SIX

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*. Income tax expense (benefit) represented 28.2 percent, (73.5) percent and 9.3 percent of income (loss) from continuing operations before income taxes for the years ended December 31, 2010, 2009 and 2008, respectively. The following table presents the principal reasons for the difference between the effective income tax provision (benefit) rate and the U.S. federal statutory income tax provision (benefit) rate:

	Year Ended December 31,					
	2010		2009		2008	
U.S. federal statutory income tax (benefit) rate	**35.0%**	**$12.2**	(35.0)%	$(2.4)	(35.0)%	$(14.6)
U.S. state income taxes, net of federal income tax effect	**1.9%**	**0.7**	(3.3)%	(0.2)	0.6%	0.3
Uncertain income tax positions	**(1.1)%**	**(0.4)**	39.1%	2.7	–	–
Nondeductible goodwill and other intangible asset impairment charge	**–**	**–**	–	–	35.0%	14.6
Limitation on tax benefits available to Fox River	**–**	**–**	–	–	9.3%	3.9
Foreign tax rate and structure differences	**(10.3)%**	**(3.6)**	(47.2)%	(3.2)	1.1%	0.4
Other differences – net	**2.7%**	**0.9**	(27.1)%	(1.9)	(1.7)%	(0.7)
Effective income tax (benefit) rate	**28.2%**	**$ 9.8**	(73.5)%	$(5.0)	9.3%	$ 3.9

The Company's effective income tax (benefit) rate can be affected by many factors, including, but not limited to, changes in the mix of earnings in taxing jurisdictions with differing statutory rates, changes in corporate structure as a result of business acquisitions and dispositions, changes in the valuation of deferred tax assets and liabilities, the results of audit examinations of previously filed tax returns and changes in tax laws.

The following table presents the U.S. and foreign components of income (loss) from continuing operations before income taxes:

	Year Ended December 31,		
	2010	2009	2008
Income (loss) from continuing operations before income taxes:			
U.S.	**$20.6**	$(13.3)	$ 5.5
Foreign	**14.2**	6.5	(47.4)
Total	**$34.8**	$ (6.8)	$(41.9)

The following table presents the components of the provision (benefit) for income taxes:

	Year Ended December 31,		
	2010	2009	2008
Provision (benefit) for income taxes:			
Current:			
Federal	**$(0.4)**	$ 2.5	$ 1.7
State	**(0.1)**	1.0	(0.3)
Foreign	**3.6**	1.9	1.2
Total current tax provision	**3.1**	5.4	2.6
Deferred:			
Federal	**7.2**	(7.5)	3.9
State	**1.2**	(0.6)	1.3
Foreign	**(1.7)**	(2.3)	(3.9)
Total deferred tax provision (benefit)	**6.7**	(10.4)	1.3
Total provision (benefit) for income taxes	**$ 9.8**	$ (5.0)	$ 3.9

The Company has elected to treat its Canadian operations as a branch for U.S. income tax purposes. Therefore, the amount of income (loss) before income taxes from Canadian operations are included in the Company's consolidated U.S. income tax returns, and such amounts are subject to U.S. income taxes.

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The components of deferred tax assets and liabilities are as follows:

	December 31,	
	2010	2009
Net current deferred income tax assets		
Canadian timberlands	**$ –**	$ 28.2
Intangible assets	**–**	20.1
Net operating losses	**14.3**	7.7
Accrued liabilities	**2.4**	3.9
Employee benefits	**1.1**	1.3
Inventory	**1.0**	(0.1)
Other	**1.0**	1.3
Net current deferred income tax assets before valuation allowance	**19.8**	62.4
Valuation allowance	**(0.3)**	(0.7)
Net current deferred income tax assets	**19.5**	61.7
Net noncurrent deferred income tax assets		
Net operating losses and credits	**32.9**	27.1
Employee benefits	**32.5**	32.3
Other long-term obligations	**0.2**	0.6
Accumulated depreciation	**(21.0)**	(22.7)
Other	**(0.1)**	–
Net noncurrent deferred income tax assets before valuation allowance	**44.5**	37.3
Valuation allowance	**(1.4)**	(0.8)
Net noncurrent deferred income tax assets	**43.1**	36.5
Total deferred income tax assets	**$ 62.6**	$ 98.2
Net noncurrent deferred income tax liability		
Accumulated depreciation	**$ 20.4**	$ 22.8
Intangibles	**5.4**	6.2
Interest limitation	**(4.0)**	(3.2)
Employee benefits	**(2.3)**	(1.7)
Other	**(0.1)**	(0.4)
Net noncurrent deferred income tax liabilities	**$ 19.4**	$ 23.7

As of December 31, 2010, a valuation allowance of $1.7 million has been provided against certain state deferred income tax assets in states where the Company no longer has operations. In determining the need for valuation allowances, the Company considers many factors, including specific taxing jurisdictions, sources of taxable income, income tax strategies and forecasted earnings for the entities in each jurisdiction. A valuation allowance is recognized if, based on the weight of available evidence, the Company concludes that it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

As of December 31, 2010, the Company had $96.7 million of U.S. Federal and $95.4 million of U.S. State net operating losses ("NOLs"). If not used, substantially all of the NOLs will expire in various amounts between 2028 and 2030. The Company also has preacquisition and recognized built-in carryovers of approximately $15.1 million, net of expected limitations. In addition, the Company has $2.8 million of AMT carryovers, which can be carried forward indefinitely.

No provision for U.S. income taxes has been made for undistributed earnings of certain of the Company's foreign subsidiaries which have been indefinitely reinvested. The Company is unable to estimate the amount of U.S. income taxes that would be payable if such undistributed foreign earnings were repatriated.

The following is a tabular reconciliation of the total amounts of uncertain tax positions as of and for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
Balance at January 1,	**$10.5**	$13.9	$13.3
Increases in prior period tax positions	**1.7**	4.2	0.2
Decreases in prior period tax positions	**(3.5)**	(0.1)	(1.0)
Increases in current period tax positions	**–**	0.5	1.4
Decreases due to settlements with tax authorities	**(0.1)**	(8.0)	–
Balance at December 31,	**$ 8.6**	$10.5	$13.9

If recognized, approximately $3.8 million of the benefit for uncertain tax positions at December 31, 2010 would favorably affect the Company's effective tax rate in future periods. While the timing is uncertain, the Company expects the settlement of audits in the next 12 months will result in the elimination of substantially all of the liabilities for uncertain income tax positions that were accrued as of December 31, 2010.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions and foreign jurisdictions. The Company is no longer subject to U.S. federal examination for years before 2007 and with few exceptions, state and local examinations for years before 2000 and non-U.S. income tax examinations for years before 2004. As of December 31, 2010, the 2007 and 2008 tax years were being audited by the U.S. Internal Revenue Service ("IRS") and the 2004 through 2007 tax years were being audited by the German tax authorities. For a discussion of uncertainties related to tax matters see Note 12, "Contingencies and Legal Matters."

The Company recognizes accrued interest and penalties related to uncertain income tax positions in the Provision (benefit) for income taxes on the consolidated statements of operations. As of December 31, 2010 and 2009, the Company had $0.7 million accrued for interest related to uncertain income tax positions.

SEVEN

Debt

Long-term debt consisted of the following:

	December 31,	
	2010	2009
Senior Notes (7.375% fixed rate) due 2014	**$223.0**	$225.0
Revolving bank credit facility (variable rates), due 2013	–	27.9
Term Loan (variable rates), due 2013[(a)]	–	40.0
Neenah Germany project financing (3.8% fixed rate) due in 16 equal semi-annual installments beginning June 2009	**10.0**	12.5
Neenah Germany revolving line of credit (variable rates)	**11.9**	12.9
Other debt	–	0.9
Total Debt	**244.9**	319.2
Less: Debt payable within one year	**13.6**	55.6
Long-term debt	**$231.3**	$263.6

(a) The Company extinguished the Term Loan in March 2010 by repaying in full $40 million of outstanding Term Loan borrowings with proceeds from the sale of the Woodlands.

SENIOR UNSECURED NOTES

On November 30, 2004, the Company completed an underwritten offering of ten-year senior unsecured notes (the "Senior Notes") at an aggregate face amount of $225 million. Interest on the Senior Notes is payable May 15 and November 15 of each year. The Senior Notes are fully and unconditionally guaranteed by substantially all of the Company's subsidiaries, with the exception of our non-Canadian international subsidiaries. During the year ended December 31, 2010, the Company purchased $2 million principal amount of Senior Notes for slightly less than par value. The Company recognized a pre-tax loss of approximately $25 thousand in connection with these purchases, including the write-off of related unamortized debt issuance costs. The loss is recorded in Other income – net on the condensed consolidated statement of operations. As of December 31, 2010, $223 million of Senior Notes were issued and outstanding.

In February 2011, the Company elected to conduct an early redemption on March 10, 2011 (the "Partial Redemption") of $65 million in aggregate principal amount of the Senior Notes. The Company expects to finance the Partial Redemption with approximately $40 million of cash on hand, with the remainder to be provided by borrowings under our existing revolving credit facility. Following the Partial Redemption, $158 million in Senior Notes will be outstanding.

AMENDED AND RESTATED SECURED REVOLVING CREDIT FACILITY

On November 5, 2009, the Company renewed and modified its Bank Credit Agreement by entering into an amended and restated credit agreement (as amended and restated, the "Restated Credit Agreement") by and among the Company, certain of its subsidiaries as co-borrowers, Neenah Canada, as guarantor, the lenders listed in the Restated Credit Agreement and JPMorgan Chase Bank, N.A., as agent for the lenders. The Restated Credit Agreement consists of a $100 million senior, secured revolving credit facility (the "Revolver") and (ii) a $40 million senior secured term loan (the "Term Loan"). The Company's ability to borrow under the Revolver is limited to the lowest of (a) $100 million; (b) the Company's borrowing base (as determined in accordance with the Restated Credit Agreement) and (c) the applicable cap on the amount of "credit facilities" under the indenture for the Senior Notes. In addition, under certain conditions, the Company has the ability to increase the size of the Revolver by up to $50 million. The total commitment under the Restated Credit Agreement cannot exceed $150 million. The Restated Credit Agreement terminates on November 30, 2013.

In March 2010, the Company used proceeds from the sale of the Woodlands to extinguish the Term Loan by repaying in full $40 million of outstanding Term Loan borrowings. As of December 31, 2009, the Company had $40.0 million in outstanding Term Loan borrowings at a weighted-average interest rate of 4.5 percent per annum.

The Revolver bears interest at either (1) a prime rate-based index plus a percentage ranging from 1.50% to 2.00%, or (2) LIBOR plus a percentage ranging from 3.00% to 3.50%, depending upon the amount of availability under the Revolver. The Company is also required to pay a monthly facility fee on the unused amount of the Revolver commitment at a per annum rate ranging between 0.50% and 0.75%, depending upon usage under the Revolver.

The Restated Credit Agreement is secured by substantially all of the assets of the Company and the subsidiary borrowers, including the capital stock of such subsidiaries, and is guaranteed by Neenah Canada. Neenah Canada's guaranty is secured by substantially all of that subsidiary's assets. Neenah Germany is not obligated with respect to the Restated Credit Agreement, either as a borrower or a guarantor; however, the Company has directly or indirectly pledged 65% of its equity interest in Neenah Germany as security for the obligations of the Company and its subsidiaries under the Restated Credit Agreement.

As of December 31, 2009, the weighted-average interest rate on outstanding Revolver borrowings was 4.6 percent per annum. Interest on amounts borrowed under the Revolver is paid monthly. Amounts outstanding under the Revolver may be repaid, in whole or in part, at any time without premium or penalty except for specified make-whole payments on LIBOR-based loans. All principal amounts outstanding under the Revolver are due and payable on the date of termination of the Restated Credit Agreement. Borrowing availability under the Revolver varies over time depending on the value of the Company's inventory, receivables and various capital assets (the "Borrowing Base"). Borrowing availability under the Revolver is reduced by outstanding letters of credit and reserves for certain other items as defined in the Restated Credit Agreement. As of December 31, 2010, the Company had approximately $0.8 million of letters of credit and other items outstanding which reduced availability and $81.5 million of borrowing availability under the Revolver.

The Restated Credit Agreement contains events of default customary for financings of this type, including failure to pay principal or interest, materially false representations or warranties, failure to observe covenants and other terms of the Restated Credit Agreement, cross-defaults to certain other indebtedness, bankruptcy, insolvency, various ERISA violations, the incurrence of material judgments and changes in control.

The Restated Credit Agreement contains covenants with which the Company must comply during the term of the agreement. Among other things, such covenants restrict the Company's ability to incur certain additional debt, make specified restricted payments and capital expenditures, authorize or issue capital stock, enter into transactions with affiliates, consolidate or merge with or acquire another business, sell certain of its assets, or dissolve or wind up. In addition, the terms of the Restated Credit Agreement require the Company to achieve and maintain compliance with a fixed charge coverage ratio if availability under the Restated Credit Agreement is less than $20 million. At December 31, 2010, the Company was in compliance with all covenants.

The Company's ability to pay cash dividends on its common stock is limited under the terms of both the Restated Credit Agreement and the Senior Notes. At December 31, 2010, under the most restrictive terms of these agreements, the Company's ability to pay cash dividends on its common stock is limited to a total of $8 million in a 12-month period.

OTHER DEBT

In December 2006, Neenah Germany entered into an agreement with HypoVereinsbank and IKB Deutsche Industriebank AG to provide €10.0 million of project financing with a term of ten years for the construction of a saturator. Principal outstanding under the agreement may be repaid at any time without penalty. Interest on amounts outstanding is based on actual days elapsed in a 360-day year and is payable semi-annually. As of December 31, 2010, €7.5 million ($10.0 million, based on exchanges rates at December 31, 2010) was outstanding under this agreement.

Neenah Germany has a revolving line of credit (the "German Line of Credit") with HypoVereinsbank that provides for borrowings of up to €15 million for general corporate purposes. The German Line of Credit is secured by the domestic accounts receivable of Neenah Germany. As of December 31, 2010 and 2009, the weighted-average interest rate on outstanding Line of Credit borrowings was 3.8 percent per annum and 4.1 percent per annum, respectively. In November 2010, Neenah Germany renewed the German Line of Credit on an "evergreen" basis. Subsequent to November 2011, the agreement may be terminated by either the Company or HypoVereinsbank upon giving proper notice. Neenah Germany has the ability to borrow in either Euros or U.S. dollars. Interest is computed on U.S. dollars loans at the rate of 8.5 percent per annum and on Euro loans at EURIBOR plus a margin of 1.5 percent. Interest is payable quarterly and principal may be repaid at any time without penalty. As of December 31, 2010, €9.0 million ($11.9 million, based on exchange rates at December 31, 2010) was outstanding under the Line of Credit and €6.0 million ($8.0 million, based on exchanges rates at December 31, 2010) of credit was available. Neenah Germany's ability to pay dividends or transfer funds to the Company is limited under the terms of the German Line of Credit, to not exceed certain limits defined in the agreement without lender approval or repayment of the amount outstanding under the line, which was €9.0 million ($11.9 million, based on exchange rates at December 31, 2010) at December 31, 2010. In addition, the terms of the German Line of Credit require Neenah Germany to maintain a ratio of stockholder's equity to total assets equal to or greater than 45 percent. The Company was in compliance with all provisions of the agreement as of December 31, 2010.

PRINCIPAL PAYMENTS

The following table presents the Company's required debt payments:

	2011[b]	2012	2013[a]	2014[a][c]	2015	Thereafter	Total
Debt payments	$13.6	$1.7	$1.6	$224.7	$1.7	$1.6	$244.9

(a) Includes principal payments on the Senior Notes of $223 million.
(b) As a result of the Partial Redemption, debt payments for the year ending December 31, 2011 will be $78.6 million.
(c) The Company believes the Partial Redemption will reduce required debt payments in the year ending December 31, 2014 by approximately $65 million.

EIGHT

Pension and Other Postretirement Benefits

PENSION PLANS

Substantially all active employees of the Company's U.S. paper operations participate in defined benefit pension plans and/or defined contribution retirement plans. Neenah Germany has defined benefit plans designed to provide a monthly pension upon retirement for substantially all its employees in Germany. In addition, the Company maintains a supplemental retirement contribution plan (the "SERP"), which is a nonqualified defined benefit plan. The Company provides benefits under the SERP to the extent necessary to fulfill the intent of its defined benefit retirement plans without regard to the limitations set by the Internal Revenue Code on qualified defined benefit plans.

For the year ended December 31, 2010, benefit payments under the SERP exceeded the sum of expected service cost and interest costs for the plan for calendar 2010. In accordance with ASC Topic 715, *Compensation – Retirement Benefits* ("ASC Topic 715"), the Company measured the liabilities of the SERP as of September 30, 2010 and recognized a settlement loss of $0.3 million.

The closure of the Ripon Mill (see Note 3, "Closure of the Ripon Mill") resulted in the elimination of expected years of future service for mill employees eligible to participate in the Company's defined benefit pension plans and postretirement medical plan. In accordance with ASC Topic 715, the Company measured the assets and liabilities of the affected postretirement plans as of May 31, 2009 and recognized an aggregate curtailment loss of approximately $0.8 million for the year ended December 31, 2010.

The Company's funding policy for qualified defined benefit plans for its U.S. paper operations is to contribute assets to fully fund the accumulated benefit obligation. Subject to regulatory and tax deductibility limits, any funding shortfall is to be eliminated over a reasonable number of years. Nonqualified plans providing pension benefits in excess of limitations imposed by taxing authorities are not funded. There is no legal or governmental obligation to fund Neenah Germany's benefit plans and as such the Neenah Germany defined benefit plans are currently unfunded.

The Company uses the fair value of pension plan assets to determine pension expense, rather than averaging gains and losses over a period of years. Investment gains or losses represent the difference between the expected return calculated using the fair value of the assets and the actual return based on the fair value of assets. The Company's pension obligations are measured annually as of December 31. As of December 31, 2010, the Company's pension plans had cumulative unrecognized investment losses and other actuarial losses of approximately $33.3 million recorded in accumulated other comprehensive income.

OTHER POSTRETIREMENT BENEFIT PLANS

The Company maintains health care and life insurance benefit plans for active employees of the Company and former employees of the Canadian pulp operations. The plans are generally noncontributory for employees who were eligible to retired on or before December 31, 1992 and contributory for most employees who became eligible to retire on or after January 1, 1993. The Company does not provide a subsidized benefit to most employees hired after 2003.

The Company's obligations for postretirement benefits other than pensions are measured annually as of December 31. At December 31, 2010, the assumed inflationary health care cost trend rates used to determine obligations at December 31, 2010 and costs for the year ended December 31, 2011 were 8.4 percent gradually decreasing to an ultimate rate of 4.5 percent in 2027. The assumed inflationary health care cost trend rates used to determine obligations at December 31, 2009 and cost for the year ended December 31, 2010 were 8.7 percent gradually decreasing to an ultimate rate of 4.5 percent in 2027.

The following table reconciles the benefit obligations, plan assets, funded status and net liability information of the Company's pension and other postretirement benefit plans.

	Pension Benefits		Postretirement Benefits Other than Pensions	
	Year Ended December 31,			
	2010	2009	2010	2009
Change in Benefit Obligation:				
Benefit obligation at beginning of year	$234.7	$214.2	$ 37.9	$ 36.8
Service cost	4.4	4.5	1.6	1.9
Interest cost	14.0	14.3	2.2	2.5
Currency	(2.6)	0.9	(0.2)	0.5
Actuarial loss (gain)	13.0	11.9	3.7	(1.5)
Benefit payments from plans	(10.8)	(10.6)	(3.4)	(2.9)
Plan participant contributions	–	–	0.2	0.2
Plan amendments	0.9	–	–	–
(Gain) loss on plan curtailment	(0.2)	(0.5)	–	0.4
Gain on plan settlement	(0.7)	–	–	–
Benefit obligation at end of year	$252.7	$234.7	$ 42.0	$ 37.9
Change in Plan Assets:				
Fair value of plan assets at beginning of year	$168.2	$142.9	$ –	$ –
Actual gain (loss) on plan assets	20.5	23.3	–	–
Employer contributions	12.6	10.2	–	–
Benefit payments	(8.4)	(8.2)	–	–
Settlement payments	(0.7)	–	–	–
Fair value of plan assets at end of year	$192.2	$168.2	$ –	$ –
Funded Status:				
Reconciliation of Funded Status				
Fair value of plan assets	$192.2	$168.2	$ –	$ –
Projected benefit obligation	252.7	234.7	42.0	37.9
Net liability recognized in statement of financial position	$ (60.5)	$ (66.5)	$ 42.0	$(37.9)
Amounts recognized in statement of financial position consist of:				
Current liabilities	$ (2.1)	$ (2.2)	$ (2.9)	$ (2.6)
Noncurrent liabilities	(58.4)	(64.3)	(39.1)	(35.3)
Net amount recognized	$ (60.5)	$ (66.5)	$(42.0)	$(37.9)

Amounts recognized in accumulated other comprehensive income consist of:

	Pension Benefits		Postretirement Benefits Other than Pensions	
	December 31,			
	2010	2009	2010	2009
Accumulated actuarial loss	$33.3	$28.3	$7.0	$3.3
Prior service cost	1.3	0.6	2.0	2.4
Total recognized in accumulated other comprehensive income	$34.6	$28.9	$9.0	$5.7

Summary disaggregated information about the pension plans follows:

	Assets Exceed ABO		ABO Exceeds Assets		Total	
	December 31,					
	2010	2009	**2010**	2009	**2010**	2009
Projected benefit obligation	**$101.4**	$94.6	**$151.3**	$140.1	**$252.7**	$234.7
Accumulated benefit obligation	**91.1**	82.0	**149.3**	137.5	**240.4**	219.5
Fair value of plan assets	**95.2**	82.9	**97.0**	85.3	**192.2**	168.2

COMPONENTS OF NET PERIODIC BENEFIT COST

	Pension Benefits			Postretirement Benefits Other than Pensions		
	Year Ended December 31,					
	2010	2009	2008	**2010**	2009	2008
Service cost	**$ 4.4**	$ 4.5	$ 6.8	**$1.6**	$1.9	$ 2.2
Interest cost	**14.0**	14.3	18.5	**2.2**	2.5	2.5
Expected return on plan assets[(a)]	**(13.8)**	(11.3)	(19.8)	**–**	–	–
Recognized net actuarial loss	**1.3**	1.4	1.4	**0.1**	0.3	1.3
Amortization of unrecognized transition asset	**–**	–	(0.1)	**–**	–	–
Amortization of prior service cost	**0.1**	0.1	1.0	**0.4**	0.4	(5.0)
Amount of curtailment (gain) loss recognized	**–**	0.2	–	**–**	0.6	–
Amount of settlement loss recognized	**0.3**	–	–	**–**	–	–
Net periodic benefit cost	**6.3**	9.2	7.8	**4.3**	5.7	1.0
Less: Cost related to discontinued operations	**–**	–	1.9	**–**	–	0.6
Net periodic benefit cost related to continuing operations	**$ 6.3**	$ 9.2	$ 5.9	**$4.3**	$5.7	$ 0.4

(a) The expected return on plan assets is determined by multiplying the fair value of plan assets at the prior year-end (adjusted for estimated current year cash benefit payments and contributions) by the expected long-term rate of return.

OTHER CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS IN OTHER COMPREHENSIVE INCOME

	Pension Benefits			Postretirement Benefits Other than Pensions		
	Year Ended December 31,					
	2010	2009	2008	**2010**	2009	2008
Net periodic benefit expense	**$ 6.3**	$ 9.2	$ 7.8	**$ 4.3**	$ 5.7	$ 1.0
Accumulated actuarial gain	**5.0**	(2.6)	(14.5)	**3.7**	(1.7)	(7.6)
Prior service cost (credit)	**0.7**	(0.3)	(9.6)	**(0.4)**	(0.7)	5.3
Transition asset	**–**	–	0.1	**–**	–	–
Total recognized in other comprehensive income	**5.7**	(2.9)	(24.0)	**3.3**	(2.4)	(2.3)
Total recognized in net periodic benefit cost and other comprehensive income	**$12.0**	$ 6.3	$(16.2)	**$ 7.6**	$ 3.3	$(1.3)

The estimated net actuarial loss and prior service cost for the defined benefit pension plans expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $1.6 million and $0.2 million, respectively. The estimated net actuarial loss and prior service cost for postretirement benefits other than pension expected to be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.2 million and $0.4 million, respectively.

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS AT DECEMBER 31

	Pension Benefits		Postretirement Benefits Other than Pensions	
	December 31,			
	2010	2009	**2010**	2009
Discount rate	**5.86%**	6.17%	**5.70%**	5.92%
Rate of compensation increase	**3.91%**	3.91%	–	–

WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31

	Pension Benefits			Postretirement Benefits Other than Pensions		
	Year Ended December 31,					
	2010	2009	2008	**2010**	2009	2008
Discount rate	**6.06%**	6.80%	6.10%	**5.92%**	6.00%	6.00%
Expected long-term return on plan assets	**8.00%**	7.92%	8.02%	–	–	–
Rate of compensation increase	**3.91%**	3.43%	3.30%	–	–	–

EXPECTED LONG-TERM RATE OF RETURN AND INVESTMENT STRATEGIES

The expected long-term rate of return on pension fund assets held by the Company's pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. Also considered were the plans' historical ten-year and 15-year compounded annual returns. It is anticipated that, on average, actively managed U.S. pension plan assets will generate annual long-term rates of return of at least eight percent. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of approximately 60 percent with equity managers, with expected long-term rates of return of approximately ten percent, and 40 percent with fixed income managers, with an expected long-term rate of return of about six percent. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate.

PLAN ASSETS – FAIR VALUE MEASUREMENTS

The Company measures the fair value of pension plan assets in accordance with ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC Topic 820") which establishes a framework for measuring fair value. ASC Topic 820 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques attempt to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the fair value of the Company's pension plan assets as of December 31, 2010:

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Equity securities:				
Domestic	$ –	$ 84.3	$ –	$ 84.3
International	–	34.3	–	34.3
Debt securities	–	71.7	–	71.7
Cash and equivalents	1.9	–	–	1.9
Total assets at fair value	$1.9	$190.3	$ –	$192.2

Pension plan asset allocations are as follows:

	Percentage of Plan Assets at December 31,		
	2010	2009	2008
Asset Category			
Equity securities	**62%**	59%	55%
Debt securities	**37%**	37%	44%
Cash and money-market funds	**1%**	4%	1%
Total	**100%**	100%	100%

The Company's investment objectives for pension plan assets is to ensure, over the long-term life of the pension plans, an adequate pool of assets to support the benefit obligations to participants, retirees and beneficiaries. Specifically, these objectives include the desire to: (a) invest assets in a manner such that future assets are available to fund liabilities, (b) maintain liquidity sufficient to pay current benefits when due and (c) diversify, over time, among asset classes so assets earn a reasonable return with acceptable risk to capital.

The target investment allocation and permissible allocation range for plan assets by category are as follows:

	Strategic Target	Permitted Range
Asset Category		
Equity securities	65%	60–70%
Debt securities / Fixed Income	35%	30–40%

As of December 31, 2010, no company or group of companies in a single industry represented more than five percent of plan assets.

The Company's investment assumptions are established by an investment committee composed of members of senior management and are validated periodically against actual investment returns. As of December 31, 2010, the Company's investment assumptions are as follows:

(a) the plan should be substantially fully invested at all times because substantial cash holdings will reduce long-term rates of return;

(b) equity investments will provide greater long-term returns than fixed income investments, although with greater short-term volatility;

(c) it is prudent to diversify the plan investment across major asset classes;

(d) allocating a portion of plan assets to foreign equities will increase portfolio diversification, decrease portfolio risk and provide the potential for long-term returns;

(e) investment managers with active mandates can reduce portfolio risk below market risk and potentially add value through security selection strategies, and a substantial portion of plan assets should be allocated to such active mandates;

(f) a component of passive, indexed management can benefit the plans through greater diversification and lower cost, and a portion of the plan assets should be allocated to such passive mandates; and

(g) it is appropriate to retain more than one investment manager, given the size of the plans, provided that such managers offer asset class or style diversification.

For the years ended December 31, 2010, 2009 and 2008, no plan assets were invested in the Company's securities.

CASH FLOWS

At December 31, 2010, the Company expects to make aggregate contributions to qualified and nonqualified pension trusts and payments of pension benefits for unfunded pension plans of approximately $20 million (based on exchange rates at December 31, 2010).

FUTURE BENEFIT PAYMENTS

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plans	Postretirement Benefits Other than Pensions
2011	$11.9	$2.9
2012	19.4	2.3
2013	13.0	2.6
2014	13.2	2.9
2015	13.8	3.0
Years 2016–2020	84.7	18.1

HEALTH CARE COST TRENDS

Assumed health care cost trend rates affect the amounts reported for postretirement health care benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage-Point	
	Increase	Decrease
Effect on total of service and interest cost components	$0.7	$(0.8)
Effect on postretirement benefit obligation	1.6	(2.8)

DEFINED CONTRIBUTION RETIREMENT PLANS

Company contributions to defined contribution retirement plans are primarily based on the age and compensation of covered employees. Contributions to these plans, all of which were charged to expense, were $1.5 million in 2010, $1.4 million in 2009 and $1.6 million in 2008. In addition, the Company maintains a supplemental retirement contribution plan (the "SRCP") which is a non-qualified, unfunded defined contribution plan. The Company provides benefits under the SRCP to the extent necessary to fulfill the intent of its defined contribution retirement plans without regard to the limitations set by the Internal Revenue Code on qualified defined contribution plans. For each of the years ended December 31, 2010, 2009 and 2008, the Company recognized expense related to the SRCP of less than $0.1 million.

INVESTMENT PLANS

The Company provides voluntary contribution investment plans to substantially all North American employees. Under the plans, the Company matches a portion of employee contributions. For the years ended December 31, 2010, 2009 and 2008, costs charged to expense for company matching contributions under these plans were $1.3 million, $1.5 million and $1.8 million, respectively.

NINE

Stock Compensation Plans

The Company established the 2004 Omnibus Stock and Incentive Plan (the "Omnibus Plan") in December 2004 and reserved 3,500,000 shares of $0.01 par value common stock ("Common Stock") for issuance under the Omnibus Plan. Pursuant to the terms of the Omnibus Plan, the compensation committee of the Company's Board of Directors may grant various types of equity-based compensation awards, including incentive and nonqualified stock options, SARs, restricted stock, RSUs, RSUs with performance conditions ("Performance Shares") and performance units, in addition to certain cash-based awards. All grants under the Omnibus Plan will be made at fair market value and no grant may be repriced. In general, the options expire ten years from the date of grant and vest over a three-year service period. As of December 31, 2010, approximately 1,300,000 shares of Common Stock were reserved for future issuance under the Omnibus Plan. As of December 31, 2010, the number of shares available for future issuance was not reduced by outstanding SARs because the closing market price for the Company's common stock was less than the exercise price of all outstanding SARs. The Company accounts for stock-based compensation pursuant to the fair value recognition provisions of ASC Topic 718, *Compensation – Stock Compensation* ("ASC Topic 718").

For the years ended December 31, 2010, 2009 and 2008, the Company recognized in its provision (benefit) for income taxes on the consolidated statement of operations excess tax benefits (costs) related to the exercise or vesting of stock-based awards of approximately $(0.2) million, $(0.7) million and $0.5 million, respectively.

VALUATION AND EXPENSE INFORMATION UNDER ASC TOPIC 718

Substantially all stock-based compensation expense has been recorded in selling, general and administrative expenses. The following table summarizes stock-based compensation costs and related income tax benefits.

	Year Ended December 31,		
	2010	2009	2008
Stock-based compensation expense	**$ 4.9**	$ 4.7	$ 4.0
Income tax benefit	**(1.9)**	(1.8)	(1.5)
Stock-based compensation, net of income tax benefit	**$ 3.0**	$ 2.9	$ 2.5

The following table summarizes total compensation costs related to the Company's equity awards and amounts recognized in the year ended December 31, 2010.

	Stock Options	Restricted Stock
Unrecognized compensation cost – December 31, 2009	$ 1.4	$ 1.4
Grant date fair value current year grants	**1.1**	**4.7**
Compensation expense recognized	**(1.5)**	**(3.4)**
Grant date fair value of shares forfeited	–	**(0.3)**
Unrecognized compensation cost – December 31, 2010	**$ 1.0**	**$ 2.4**
Expected amortization period (in years)	**1.7**	**1.8**

STOCK OPTIONS

For the year ended December 31, 2010, the Company awarded nonqualified stock options to Long-Term Incentive Plan (the "LTIP") participants to purchase approximately 202,000 shares of common stock (subject to forfeiture due to termination of employment and other conditions). In addition, the Company awarded to nonemployee members of its Board of Directors nonqualified stock options to purchase 5,600 shares of common stock. For the year ended December 31, 2010, the weighted-average exercise price of such nonqualified stock option awards was $13.68 per share. The exercise price of the options was equal to the market price of the Company's common stock on the date of grant. Options awarded to LTIP participants expire in ten years and one-third vest on each of the first three anniversaries of the date of grant. Options awarded to nonemployee members of the Board of Directors expire in ten years and vest on the first anniversary of the date of grant. The weighted-average grant date fair value for stock options granted for the years ended December 31, 2010 and 2009 was $5.72 per share and $2.67 per share, respectively, and was estimated using the Black-Scholes option valuation model with the following assumptions:

	Year Ended December 31,	
	2010	2009
Expected life in years	**5.9**	5.9
Interest rate	**2.9%**	2.4%
Volatility	**55.3%**	51.6%
Dividend yield	**2.9%**	4.9%

Expected volatility was estimated by reference to the historical stock price performance of a peer group of companies. The expected term was estimated based upon historical data for Kimberly-Clark stock option awards. The risk-free interest rate was based on the yield on U.S. Treasury bonds with a remaining term approximately equivalent to the expected term of the stock option award. Forfeitures were estimated at the date of grant.

The following table summarizes stock option activity under the Omnibus Plan for the year ended December 31, 2010:

	Number of Stock Options	Weighted-Average Exercise Price
Options outstanding – December 31, 2009	2,269,848	$ 23.60
Add: Options granted	**207,190**	**$13.68**
Less: Options exercised	**86,071**	**$ 8.03**
Less: Options forfeited/cancelled	**50,330**	**$ 6.14**
Options outstanding – December 31, 2010	**2,340,637**	**$23.23**

The status of outstanding and exercisable stock options as of December 31, 2010, summarized by exercise price, follows:

	Options Vested or Expected to Vest				Options Exercisable		
Exercise Price	Number of Options	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value[(a)]	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value[(a)]
$ 7.41–$21.13	**961,970**	**8.4**	**$10.79**	**$8.6**	**290,637**	**$11.68**	**$2.3**
$24.01–$29.43	**345,886**	**5.1**	**$26.29**	**–**	**308,634**	**$26.36**	**–**
$30.15–$34.61	**686,080**	**3.4**	**$32.71**	**–**	**686,080**	**$32.71**	**–**
$35.92–$42.24	**328,943**	**3.2**	**$37.34**	**–**	**328,943**	**$37.34**	**–**
	2,322,879	**5.7**	**$23.33**	**$8.6**	**1,614,294**	**$28.65**	**$2.3**

(a) Represents the total pre-tax intrinsic value as of December 31, 2010 that option holders would have received had they exercised their options as of such date. The pre-tax intrinsic value is based on the closing market price for the Company's common stock of $19.68 on December 31, 2010.

The aggregate pre-tax intrinsic value of stock options exercised for the year ended December 31, 2010 was $0.9 million.

No stock options were exercised for the years ended December 31, 2009 and 2008.

The following table summarizes the status of the Company's unvested stock options as of December 31, 2010 and activity for the year then ended:

	Number of Stock Options	Weighted-Average Grant Date Fair Value
Outstanding – December 31, 2009	906,051	$3.85
Add: Options granted	**207,190**	**$5.72**
Less: Options vested	**375,657**	**$4.76**
Less: Options forfeited/cancelled	**11,241**	**$6.35**
Outstanding – December 31, 2010	**726,343**	**$3.88**

As of December 31, 2010, certain participants met age and service requirements that allowed their options to qualify for accelerated vesting upon retirement. As of December 31, 2010, there were approximately 235,000 stock options subject to accelerated vesting that such participants would have been eligible to exercise if they had retired as of such date. The aggregate grant date fair value of options subject to accelerated vesting was $0.9 million. For the year ended December 31, 2010, stock-based compensation expense for such options was $0.4 million. For the year ended December 31, 2010, the aggregate grant date fair value of options vested, including options subject to accelerated vesting, was $2.7 million. Stock options that reflect accelerated vesting for expense recognition become exercisable according to the contract terms of the stock option grant.

PERFORMANCE SHARES

For the year ended December 31, 2010, the Company granted target awards of 183,500 Performance Units to LTIP participants. The measurement period for the Performance Units was January 1, 2010 through December 31, 2010. On December 31, 2010, approximately 298,200 RSUs equal to 163 percent of the Performance Unit target were awarded based on the Company's return on invested capital, revenue growth for the Technical Products segment, the level of cash flow for the Fine Paper segment and total return to shareholders relative to a peer group of companies and the Russell 2000® Value small capitalization index during the measurement period. The RSUs will vest on December 31, 2012. During the vesting period, the holders of such RSUs are entitled to dividends-in-kind in the form of additional RSUs, but the shares do not have voting rights and are forfeited in the event the holder's employment is terminated for a reason other than death, disability or retirement. The weighted-average grant date fair value for the Performance Units was $23.03 per share. Compensation cost is recognized pro rata over the vesting period.

For the year ended December 31, 2009, the Company granted target awards of 216,400 Performance Shares to LTIP participants. The measurement period for the Performance Shares is January 1, 2009 through December 31, 2011. Common Stock equal to between 30 percent and 250 percent of the performance share target will be awarded based on the Company's growth in earnings before interest, taxes, depreciation and amortization ("EBITDA") minus a capital charge and total return to shareholders relative to a peer group of companies and the Russell 2000® Value small cap index. The weighted-average grant date fair value for the Performance Shares was $10.59 per share.

For the year ended December 31, 2008, the Company granted target awards of 72,025 Performance Units (net of awards forfeited due to termination of employment) to LTIP participants. The measurement period for the Performance Units was January 1, 2008 through December 31, 2010. On December 31, 2010, 79,349 shares of Common Stock equal to 100 percent of the Performance Unit target plus dividends-in-kind were awarded based on the Company's growth in earnings before interest, taxes, depreciation and amortization ("EDITDA") minus a capital charge and total return to shareholders relative to a peer group of companies and the Russell 2000® Value small cap index. The weighted-average grant date fair value for the Performance Shares was $13.75 per share.

RSUS

For the year ended December 31, 2010, the Company awarded 8,910 RSUs to nonemployee members of the Company's Board of Directors ("Director Awards"). The weighted-average grant date fair value of such awards was $18.90 per share. Director Awards vest one year from the date of grant. During the vesting period, the holders of Director Awards are entitled to dividends, but the shares do not have voting rights and are forfeited in the event the holder is no longer a member of the Board of Directors. In addition, the Company issued 39 RSUs in lieu of dividends on RSUs held by a non-U.S. member of the Board of Directors.

The following table summarizes the activity of the Company's unvested stock-based awards (other than stock options) for the year ended December 31, 2010:

	RSUs	Weighted-Average Grant Date Fair Value	Performance Shares	Weighted-Average Grant Date Fair Value
Outstanding – December 31, 2009	66,497	$ 35.70	279,425	$ 11.41
Add: Shares granted[(a)]	**8,949**	**$18.88**	**183,500**	**$23.03**
Shares vested	**(65,423)**	**$35.87**	–	–
Performance Shares vested	**377,537**	**$13.82**	**(255,525)**	**$20.42**
Shares expired or cancelled	–	–	(1,600)	**$11.52**
Outstanding – December 31, 2010[(b)]	**387,560**	**$13.97**	**205,800**	**$10.59**

(a) Includes 39 RSUs granted to directors in lieu of cash dividends. Such dividends-in-kind vest concurrently with the underlying RSU.
(b) The aggregate pre-tax intrinsic value of RSUs and Performance Shares as of December 31, 2010 was $5.9 million and $10.1 million, respectively. The aggregate pre-tax intrinsic value of Performance Shares was calculated on the shares that would be issued based on the Company's achievement of performance targets if the performance period ended at December 31, 2010.

The aggregate pre-tax intrinsic value of restricted stock and RSUs that vested for the years ended December 31, 2010, 2009 and 2008 was $2.5 million, $0.4 million and $1.1 million, respectively.

TEN

Stockholders' Equity

COMMON STOCK

The Company has authorized 100 million shares of Common Stock. Holders of the Company's Common Stock are entitled to one vote per share.

For the years ended December 31, 2010, 2009 and 2008, the Company acquired 15,547 shares, 4,910 shares and 31,652 shares of Common Stock, respectively, at a cost of approximately $0.2 million, $0.1 million and $0.3 million, respectively, for shares surrendered by employees to pay taxes due on vested restricted stock awards.

On March 12, 2008, the Company's shareholders approved a reverse/forward split of the issued and outstanding shares of Common Stock. The reverse/forward split consisted of a 1-for-50 reverse split of Common Stock followed immediately by a 50-for-1 forward split of Common Stock. Holdings of stockholders with fewer than 50 shares of Common Stock prior to the split were converted into fractional shares. Such fractional shares were purchased by the Company for $24.99 per share. The Company purchased 360,548 shares of Common Stock at a total cost of approximately $9.4 million including transaction costs. The reverse/forward split resulted in a significant reduction in shareholder record keeping and mailing expenses and provided holders of fewer than 50 shares with a cost-effective way to efficiently dispose of their investment.

Each share of Common Stock contains a preferred stock purchase right that is associated with the share. These preferred stock purchase rights are transferred only with shares of Common Stock. The preferred stock purchase rights become exercisable and separately certificated only upon a "Rights Distribution Date" as that term is defined in the stockholder rights agreement adopted by the Company at the time of the Spin-Off. In general, a Rights Distribution Date occurs ten business days following either of these events: (i) a person or group has acquired or obtained the right to acquire beneficial ownership of 15 percent or more of the outstanding shares of our Common Stock then outstanding or (ii) a tender offer or exchange offer is commenced that would result in a person or group acquiring 15 percent or more of the outstanding shares of our Common Stock then outstanding.

PREFERRED STOCK

The Company has authorized 20 million shares of $0.01 par value preferred stock. The preferred stock may be issued in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of the Company. The Board of Directors is authorized by the Company's articles of incorporation to determine the voting, dividend, redemption and liquidation preferences pertaining to each such series. No shares of preferred stock have been issued by the Company.

ELEVEN

Commitments

LEASES

The future minimum obligations under operating leases having a noncancelable term in excess of one year as of December 31, 2010, are as follows:

2011	$1.4
2012	0.9
2013	0.8
2014	0.6
2015	0.5
Thereafter	0.7
Future minimum lease obligations	$4.9

The following table presents the Company's rent expense under operating leases for the years ended December 31, 2010, 2009 and 2008:

	Year Ended December 31,		
	2010	2009	2008
Rent expense	**$3.5**	$2.5	$3.3
Less: Amounts related to discontinued operations	–	–	0.5
Rent expense related to continuing operations	**$3.5**	$2.5	$2.8

PURCHASE COMMITMENTS

The Company has certain minimum purchase commitments, none of which are individually material, that extend beyond December 31, 2010. Commitments under these contracts are approximately $4.8 million in 2011, $1.6 million in 2012 and $0.1 million in 2013.

Although the Company is primarily liable for payments on the above-mentioned leases and purchase commitments, management believes exposure to losses, if any, under these arrangements is not material.

TWELVE

Contingencies and Legal Matters

LITIGATION

The Company is involved in certain legal actions and claims arising in the ordinary course of business. While the outcome of these legal actions and claims cannot be predicted with certainty, it is the opinion of management that the outcome of any such claim which is pending or threatened, either individually or on a combined basis, will not have a material adverse effect on the consolidated financial condition, results of operations or liquidity of the Company.

INCOME TAXES

The Company is continuously undergoing examination by the IRS as well as various state and foreign jurisdictions. The IRS and other taxing authorities routinely challenge certain deductions and credits reported by the Company on its income tax returns. See Note 6, "Income Taxes," for additional detail.

US TAX AUDIT – TAX YEARS 2007 AND 2008

In December 2010, the IRS issued a Revenue Agent's Report for the 2007 and 2008 tax years. In January 2011, the Company submitted a protest to the Appeals Division of the IRS with respect to certain unresolved issues which involve a proposed IRS adjustment with respect to dual consolidated losses ("DCLs") and the recapture of NOLs emanating from the Company's former Canadian operations. The Company's protest asserts that the IRS examination team made several errors in its assessment of the DCL rules and, as such, the proposed adjustment is erroneous. As of December 31, 2010, no amounts were reserved related to these issues. Management intends to vigorously contest this proposed adjustment, however, the outcome is uncertain and, should the Company not prevail, the outcome could have a material adverse effect on the Company's results of operations, cash flows and financial position. Although it is reasonably possible that these matters could be resolved during the next 12 months, the timing is uncertain.

GERMAN TAX AUDIT – TAX YEARS 2004 TO 2007

In November 2010, the Company received a tax examination report from the German tax authorities challenging certain interest expense deductions claimed on the Company's tax returns for the years 2004 through 2007. The Company believes that the finding in the report is improper and will be rejected on appeal. As of December 31, 2010, no amounts were reserved related to these issues. Management intends to vigorously contest the finding in the report, however, the outcome is uncertain and, should the Company not prevail, the outcome could have a material adverse effect on the Company's results of operations, cash flows and financial position. Although it is reasonably possible that these matters could be resolved during the next 12 months, the timing is uncertain.

INDEMNIFICATIONS

Pursuant to a Distribution Agreement, an Employee Matters Agreement and a Tax Sharing Agreement, the Company has agreed to indemnify Kimberly-Clark for certain liabilities or risks related to the Spin-Off. Many of the potential indemnification liabilities under these agreements are unknown, remote or highly contingent. Furthermore, even in the event that an indemnification claim is asserted, liability for indemnification is subject to determination under the terms of the applicable agreement. For these reasons, the Company is unable to estimate the maximum potential amount of the possible future liability under the indemnity provisions of these agreements. However, the Company accrues for any potentially indemnifiable liability or risk under these agreements for which it believes a future payment is probable and a range of loss can be reasonably estimated. As of December 2009, management believes the Company's liability under such indemnification obligations was not material to the consolidated financial statements.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Company is subject to federal, state and local laws, regulations and ordinances relating to various environmental, health and safety matters. The Company is in compliance with, or is taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of the Company's business exposes it to the risk of claims with respect to environmental, health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Except for certain orders issued by environmental, health and safety regulatory agencies, with which management believes the Company is in compliance and which management believes are immaterial to the results of operations of the Company's business, Neenah is not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters.

While the Company has incurred in the past several years, and will continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and ordinances, management believes that the Company's future cost of compliance with environmental, health and safety laws, regulations and ordinances, and its exposure to liability for environmental, health and safety claims will not have a material adverse effect on its financial condition, results of operations or liquidity. However, future events, such as changes in existing laws and regulations or contamination of sites owned, operated or used for waste disposal by the Company (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material adverse effect on the Company's financial condition, results of operations or liquidity.

The Company incurs capital expenditures necessary to meet legal requirements and otherwise relating to the protection of the environment at its facilities in the United States and internationally. For these purposes, the Company has planned capital expenditures for environmental projects during the period 2010 through 2012 of approximately $1 million to $2 million annually. The Company's anticipated capital expenditures for environmental projects are not expected to have a material adverse effect on our financial condition, results of operations or liquidity.

EMPLOYEES AND LABOR RELATIONS

As of December 31, 2010, the Company had approximately 1,660 regular full-time employees of whom 630 hourly and 310 salaried employees were located in the United States and 480 hourly and 240 salaried employees were located in Germany.

Hourly employees at the Whiting, Neenah, Munising and Appleton paper mills are represented by the United Steelworkers Union (the "USW"). In October 2010, the Company and the USW signed a collective bargaining agreement for the Appleton paper mill that is effective through May 31, 2014. In May 2010, the Company and the USW signed a collective bargaining agreement for the Munising paper mill that is effective through July 14, 2013. The collective bargaining agreements for the Whiting and Neenah paper mills expire on January 31, 2013 and June 30, 2013, respectively. Separately, the Appleton, Neenah, Whiting and Munising paper mills have bargained jointly with the union on pension matters. The agreement on pension matters will remain in effect through 2019.

Approximately 50 percent of salaried employees and 80 percent of hourly employees of Neenah Germany are eligible to be represented by the Mining, Chemicals and Energy Trade Union, Industriegewerkschaft Bergbau, Chemie and Energie (the "IG BCE"). In December 2010, the IG BCE and a national trade association representing all employers in the industry signed a new collective bargaining agreement covering union employees of Neenah Germany that expires in November 2011.

As of December 31, 2010, no hourly employees in the United States were covered by collective bargaining agreements that have expired or will expire within the next 12-months. Union membership is voluntary and under German law does not need to be disclosed to the Company. As a result, the number of employees covered by the collective bargaining agreement with the IG BCE that expires in November 2011 cannot be determined. The Company believes it has satisfactory relations with its employees covered by such collective bargaining agreements and does not expect the negotiation of new collective bargaining agreements to have a material effect on its results of operations or cash flows.

THIRTEEN

Transactions with Kimberly-Clark

For the year ended December 31, 2008, the Company sold softwood and hardwood pulp to Kimberly-Clark Corporation ("Kimberly-Clark") from the Pictou Mill. Net sales for the pulp sold to Kimberly-Clark for the year ended December 31, 2008 $37 million. All such revenue is reported as results of discontinued operations on the consolidated statements of operations.

PULP SUPPLY AGREEMENT

In conjunction with the sale of the Pictou Mill, Northern Pulp assumed responsibility for pulp sales to Kimberly-Clark pursuant to a pulp supply agreement (the "Pulp Supply Agreement"). The Company guaranteed certain obligations under the Pulp Supply Agreement; however, in the event that Northern Pulp and Kimberly-Clark entered into an amended agreement or made other material changes to the Pulp Supply Agreement, the Company's guarantee obligations cease. In January 2009, Northern Pulp and Kimberly-Clark entered into a new pulp supply agreement thereby terminating the Company's guarantee obligations.

OTHER AGREEMENTS WITH KIMBERLY-CLARK

In 2004, the Company also entered into a (i) Distribution Agreement, (ii) Employee Matters Agreement, (iii) Corporate Services Agreement and (iv) Tax Sharing Agreement with Kimberly-Clark in connection with the spin-off by Kimberly-Clark of its technical products and fine paper businesses in the United States and its Canadian pulp business (collectively, the "Pulp and Paper Business"). These agreements provided for, among other things, (i) the principal corporate transactions required to effect the separation of the Pulp and Paper Business from Kimberly-Clark, cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Pulp and Paper Business with the Company and financial responsibility for the obligations and liabilities of Kimberly-Clark's retained businesses with Kimberly-Clark, (ii) employee liability transfers to the Company and retention of certain employment liabilities by Kimberly-Clark, (iii) various transitional corporate support services and (iv) the Company's and Kimberly-Clark's respective rights, responsibilities and obligations after the Spin-Off with respect to taxes attributable to the Company's business, as well as any taxes incurred by Kimberly-Clark as a result of the failure of the Spin-Off to qualify for tax-free treatment under Section 355 of the Code.

The descriptions above are summaries of the principal provisions of the various agreements and are qualified in their entirety by the respective agreements.

FOURTEEN

Business Segment and Geographic Information

The Company reports its operations in two segments: Technical Products and Fine Paper. The technical products business is an international producer of filtration media, durable, saturated and coated substrates for a variety of end uses, and nonwoven wall coverings. The fine paper business is a producer of premium writing, text, cover and specialty papers. Each segment employs different technologies and marketing strategies. Disclosure of segment information is on the same basis that management uses internally for evaluating segment performance and allocating resources. Transactions between segments eliminated in consolidation. The costs of shared services, and other administrative functions managed on a common basis, are allocated to the segments based on usage, where possible, or other factors based on the nature of the activity. General corporate expenses that do not directly support the operations of the business segments are shown as Unallocated corporate costs. The accounting policies of the reportable operating segments are the same as those described in Note 2, "Summary of Significant Accounting Policies."

BUSINESS SEGMENTS

	Year Ended December 31,		
	2010	2009	2008
Net sales			
Technical Products	**$384.3**	$318.3	$396.8
Fine Paper	**273.4**	255.6	335.5
Consolidated	**$657.7**	$573.9	$732.3

	Year Ended December 31,		
	2010	2009	2008
Operating income (loss)			
Technical Products[b]	**$ 29.2**	$ 14.4	$(41.7)
Fine Paper[a]	**40.5**	17.5	35.8
Unallocated corporate costs[c]	**(14.6)**	(15.5)	(11.0)
Consolidated	**$ 55.1**	$ 16.4	$(16.9)

(a) Operating earnings for the years ended December 31, 2010 and 2009 include gains (losses) related to the closure and sale of the Ripon Mill of $3.4 million and $(17.1) million, respectively.
(b) The operating loss for the year ended December 31, 2008 includes a non-cash pre-tax goodwill and other intangible asset impairment charge of $54.5 million.
(c) Unallocated corporate costs for the year ended December 31, 2008 include a gain of approximately $4.3 million related to the settlement certain post-employment obligations for Terrace Bay retirees.

	Year Ended December 31,		
	2010	2009	2008
Depreciation and amortization			
Technical Products	**$16.9**	$17.8	$18.9
Fine Paper	**9.7**	10.7	11.4
Corporate	**4.7**	6.0	6.4
Total Continuing Operations	**31.3**	34.5	36.7
Discontinued operations	**–**	–	1.9
Consolidated	**$31.3**	$34.5	$38.6

	Year Ended December 31,		
	2010	2009	2008
Capital expenditures			
Technical Products	**$10.7**	$4.3	$15.0
Fine Paper	**6.7**	4.0	8.9
Corporate	**–**	0.1	4.7
Total Continuing Operations	**17.4**	8.4	28.6
Discontinued operations	**–**	–	1.4
Consolidated	**$17.4**	$8.4	$30.0

	December 31,	
	2010	2009
Total assets		
Technical Products	**$337.9**	$353.2
Fine Paper	**162.2**	165.6
Assets held for sale	**–**	10.0
Corporate and other	**106.6**	107.8
Total	**$606.7**	$636.6

GEOGRAPHIC INFORMATION

	Year Ended December 31,		
	2010	2009	2008
Net sales			
United States	**$413.6**	$360.9	$467.3
Europe	**244.1**	213.0	265.0
Consolidated	**$657.7**	$573.9	$732.3

	December 31,	
	2010	2009
Total assets		
United States	**$308.9**	$330.0
Canada	**0.1**	5.4
Europe	**297.7**	301.2
Total	**$606.7**	$636.6

Net sales are attributed to geographic areas based on the physical location of the entities. Segment identifiable assets are those that are directly used in the segments operations. Corporate assets are primarily cash, deferred income taxes and deferred financing costs.

CONCENTRATIONS

For the years ended December 31, 2010, 2009 and 2008, sales to the fine paper business's two largest customers (both of which are distributors) represented approximately 30 percent of its total sales. For the years ended December 31, 2010, 2009 and 2008, no single customer accounted for more than ten percent of the Company's consolidated revenue. Except for certain specialty latex grades and specialty softwood pulp used by Technical Products, management is not aware of any significant concentration of business transacted with a particular supplier that could, if suddenly eliminated, have a material adverse affect on its operations. An interruption in supply of a latex specialty grade or of specialty softwood pulp to our technical products business or cotton fiber to our fine paper business could disrupt and eventually cause a shutdown of production of certain technical products and fine paper products.

FIFTEEN

Supplemental Data

SUPPLEMENTAL STATEMENT OF OPERATIONS DATA

SUMMARY OF ADVERTISING AND RESEARCH EXPENSES

	Year Ended December 31,		
	2010	2009	2008
Advertising expense	**$6.1**	$6.5	$8.7
Research expense	**5.3**	5.5	6.5

SUMMARY OF OTHER INCOME – NET

	Year Ended December 31,		
	2010	2009	2008
(Gain) loss on property disposals	**$ 0.2**	$ 0.2	$ (6.3)
Net realized and unrealized foreign currency gains	**(0.2)**	(0.1)	(0.7)
Litigation settlement	**(0.3)**	–	–
Terrace Bay employee benefits	**0.6**	0.7	(4.4)
Other income – net	**(1.3)**	(1.0)	(1.4)
Total other income – net	**(1.0)**	(0.2)	(12.8)
Less: (Income) expense related to discontinued operations	**–**	0.8	(1.5)
Other income – net related to continuing operations	**$(1.0)**	$(1.0)	$(11.3)

SUPPLEMENTAL BALANCE SHEET DATA

SUMMARY OF ACCOUNTS RECEIVABLE – NET

	December 31,	
	2010	2009
Accounts Receivable:		
From customers	**$71.6**	$69.4
Other	**1.0**	0.2
Less allowance for doubtful accounts and sales discounts	**(1.9)**	(1.9)
Total	**$70.7**	$67.7

SUMMARY OF INVENTORIES

	December 31,	
	2010	2009
Inventories by Major Class:		
Raw materials	**$ 18.5**	$16.6
Work in progress	**13.3**	11.7
Finished goods	**48.2**	49.4
Supplies and other	**1.7**	1.7
	81.7	79.4
Excess of FIFO over LIFO cost	**(12.3)**	(8.7)
Total	**$ 69.4**	$70.7

SUMMARY OF PREPAID AND OTHER CURRENT ASSETS

	December 31,	
	2010	2009
Prepaid and other current assets	**$ 8.0**	$ 7.6
Spare parts	**5.6**	5.5
Receivable from FiberMark for German taxes	**0.5**	0.6
Total	**$14.1**	$13.7

ASSETS HELD FOR SALE

	December 31,	
	2010	2009
The Woodlands (Note 5)	**$ –**	$ 3.8
Ripon Mill property, plant and equipment – net (Note 3)	**–**	6.2
Total	**$ –**	$10.0

SUMMARY OF PROPERTY, PLANT AND EQUIPMENT – NET

	December 31,	
	2010	2009
Land and land improvements	**$ 20.8**	$ 21.9
Buildings	**96.2**	97.8
Machinery and equipment	**439.6**	445.1
Construction in progress	**11.9**	4.8
	568.5	569.6
Less accumulated depreciation	**306.6**	285.2
Net Property, Plant and Equipment	**$261.9**	$284.4

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $28.0 million, $30.1 million and $34.7 million, respectively. For the year ended December 31, 2010, less than $0.1 million in interest expense was capitalized as part of the cost of capital projects. Interest expense capitalized as part of the costs of capital projects for the years ended December 31, 2010, 2009 and 2008 was $0.1 million, $12 thousand and $0.5 million, respectively.

SUMMARY OF ACCRUED EXPENSES

	December 31,	
	2010	2009
Accrued salaries and employee benefits	**$21.5**	$18.2
Liability for uncertain income tax positions	**8.6**	9.5
Accrued interest	**2.1**	2.1
Accrued restructuring costs	**0.2**	4.0
Accrued income taxes	**2.4**	0.4
Other	**13.3**	14.4
Total	**$48.1**	$48.6

SUMMARY OF NONCURRENT EMPLOYEE BENEFITS AND OTHER OBLIGATIONS

	December 31,	
	2010	2009
Pension benefits	**$ 58.4**	$ 64.3
Post-employment benefits other than pensions[(a)]	**44.3**	40.7
Other	**2.0**	3.3
Total	**$104.7**	$108.3

(a) Includes $5.0 million and $5.4 million in long-term disability benefits due to Terrace Bay retirees as of December 31, 2010 and 2009, respectively.

SUPPLEMENTAL CASH FLOW DATA

NET CASH PROVIDED BY (USED IN) CHANGES IN WORKING CAPITAL

	Year Ended December 31,		
	2010	2009	2008
Accounts receivable	**$(3.0)**	**$ (4.5)**	**$ 48.7**
Inventories	**1.3**	**17.7**	**(2.4)**
Income taxes receivable (payable)	**2.8**	**9.8**	**(10.6)**
Prepaid and other current assets	**(0.4)**	**1.4**	**2.6**
Accounts payable	**2.0**	**(4.5)**	**(35.8)**
Accrued expenses	**(3.5)**	**6.6**	**(22.6)**
Foreign currency effects on working capital	**(3.1)**	**0.9**	**(2.5)**
Total	**$(3.9)**	**$27.4**	**$(22.6)**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	Year Ended December 31,		
	2010	2009	2008
Cash paid during the year for interest, net of interest expense capitalized	**$18.9**	$20.2	$23.0
Cash paid (received) during the year for income taxes, net of refunds	**0.5**	(7.7)	6.6
Non-cash investing activities:			
Liability for equipment acquired	**2.9**	1.8	2.7

SIXTEEN

Condensed Consolidating Financial Information

Neenah Paper Company of Canada, Neenah Paper Michigan, Inc. and Neenah Paper Sales, Inc. (the "Guarantor Subsidiaries") guarantee the Company's Senior Notes. The Guarantor Subsidiaries are 100 percent owned by the Company and all guarantees are full and unconditional. The following condensed consolidating financial information is presented in lieu of consolidated financial statements for the Guarantor Subsidiaries as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008. Certain deferred tax assets presented in the Guarantor Subsidiaries column as of December 31, 2009 were presented in the Neenah Paper, Inc. column as of December 31, 2010 as such assets will ultimately be realized by Neenah Paper, Inc. due to the substantially complete liquidation of Neenah Canada.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Year Ended December 31, 2010				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net sales	$269.4	$144.2	$244.1	$ –	$657.7
Cost of products sold	204.9	117.1	215.7	–	537.7
Gross profit	64.5	27.1	28.4	–	120.0
Selling, general and administrative expenses	44.2	10.7	14.4	–	69.3
Gain on sale of the Ripon Mill	–	(3.4)	–	–	(3.4)
Other (income) expense – net	(0.4)	0.6	(1.2)	–	(1.0)
Operating income	20.7	19.2	15.2	–	55.1
Equity in earnings of subsidiaries	(157.5)	–	–	157.5	–
Interest expense – net	19.0	0.3	1.0	–	20.3
Income from continuing operations before income taxes	159.2	18.9	14.2	(157.5)	34.8
Provision for income taxes	0.1	7.9	1.8	–	9.8
Income from continuing operations	159.1	11.0	12.4	(157.5)	25.0
Income from discontinued operations, net of income tax provision	–	134.1	–	–	134.1
Net income	$159.1	$145.1	$ 12.4	$(157.5)	$159.1

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Year Ended December 31, 2009				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net sales	$248.2	$112.4	$213.3	$ –	$573.9
Cost of products sold	186.2	92.6	193.5	–	472.3
Gross profit	62.0	19.8	19.8	–	101.6
Selling, general and administrative expenses	45.4	10.0	13.7	–	69.1
Restructuring costs	(0.4)	17.1	0.4	–	17.1
Other (income) expense – net	0.1	0.9	(2.0)	–	(1.0)
Operating income (loss)	16.9	(8.2)	7.7	–	16.4
Equity in earnings of subsidiaries	(2.5)	–	–	2.5	–
Interest expense – net	21.4	0.8	1.0	–	23.2
Income (loss) from continuing operations before income taxes	(2.0)	(9.0)	6.7	(2.5)	(6.8)
Benefit for income taxes	(0.8)	(4.0)	(0.2)	–	(5.0)
Income (loss) from continuing operations	(1.2)	(5.0)	6.9	(2.5)	(1.8)
Income from discontinued operations, net of income tax provision	–	0.6	–	–	0.6
Net income (loss)	$ (1.2)	$ (4.4)	$ 6.9	$(2.5)	$ (1.2)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

	Year Ended December 31, 2008				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
Net sales	$ 284.2	$ 183.1	$265.0	$ –	$ 732.3
Cost of products sold	228.3	160.5	242.0	–	630.8
Gross profit	55.9	22.6	23.0	–	101.5
Selling, general and administrative expenses	47.6	12.3	15.3	–	75.2
Goodwill and other intangible asset impairment charge	–	–	54.5	–	54.5
Other (income) expense – net	0.6	(10.9)	(1.0)	–	(11.3)
Operating income (loss)	7.7	21.2	(45.8)	–	(16.9)
Equity in losses of subsidiaries	146.3	–	–	(146.3)	–
Interest expense – net	21.6	1.9	1.5	–	25.0
Income (loss) from continuing operations before income taxes	(160.2)	19.3	(47.3)	146.3	(41.9)
Provision (benefit) for income taxes	(3.2)	9.7	(2.6)	–	3.9
Income (loss) from continuing operations	(157.0)	9.6	(44.7)	146.3	(45.8)
Loss from discontinued operations, net of income tax benefit	–	(111.2)	–	–	(111.2)
Net income (loss)	$(157.0)	$(101.6)	$ (44.7)	$146.3	$(157.0)

CONDENSED CONSOLIDATING BALANCE SHEET

	December 31, 2010				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
ASSETS					
Current assets					
Cash and cash equivalents	$ 45.0	$ 2.4	$ 0.9	$ –	$ 48.3
Accounts receivable – net	24.2	16.5	30.0	–	70.7
Inventories	33.7	9.0	26.7	–	69.4
Deferred income taxes	17.1	2.4	–	–	19.5
Intercompany amounts receivable	17.3	47.5	–	(64.8)	–
Prepaid and other current assets	5.1	1.8	7.2	–	14.1
Total current assets	142.4	79.6	64.8	(64.8)	222.0
Property, plant and equipment at cost	266.0	101.5	201.0	–	568.5
Less accumulated depreciation	189.5	66.3	50.8	–	306.6
Property, plant and equipment – net	76.5	35.2	150.2	–	261.9
Investments in subsidiaries	237.1	–	–	(237.1)	–
Deferred Income Taxes	39.3	3.8	–	–	43.1
Goodwill	–	–	41.5	–	41.5
Intangible assets, net	2.8	–	21.2	–	24.0
Other Assets	8.4	0.1	5.7	–	14.2
TOTAL ASSETS	$506.5	$118.7	$283.4	$(301.9)	$606.7
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Debt payable within one year	$ –	$ –	$ 13.6	$ –	$ 13.6
Accounts payable	14.5	5.2	10.7	–	30.4
Intercompany amounts payable	47.5	17.3	–	(64.8)	–
Accrued expenses	27.5	7.7	12.9	–	48.1
Total current liabilities	89.5	30.2	37.2	(64.8)	92.1
Long-term Debt	223.0	–	8.3	–	231.3
Deferred Income Taxes	–	–	19.4	–	19.4
Noncurrent Employee Benefits and Other Obligations	34.8	34.2	35.7	–	104.7
TOTAL LIABILITIES	347.3	64.4	100.6	(64.8)	447.5
STOCKHOLDERS' EQUITY	159.2	54.3	182.8	(237.1)	159.2
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$506.5	$118.7	$283.4	$(301.9)	$606.7

CONDENSED CONSOLIDATING BALANCE SHEET

	December 31, 2009				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
ASSETS					
Current assets					
Cash and cash equivalents	$ 2.1	$ 2.0	$ 1.5	$ –	$ 5.6
Accounts receivable – net	23.8	16.1	27.8	–	67.7
Inventories	38.1	8.9	23.7	–	70.7
Income taxes receivable	0.3	0.5	–	–	0.8
Deferred income taxes	4.7	57.0	–	–	61.7
Intercompany amounts receivable	68.7	49.4	–	(118.1)	–
Prepaid and other current assets	5.2	1.7	6.8	–	13.7
Assets held for sale	–	10.0	–	–	10.0
Total current assets	142.9	145.6	59.8	(118.1)	230.2
Property, plant and equipment at cost	262.2	99.5	207.9	–	569.6
Less accumulated depreciation	180.3	62.9	42.0	–	285.2
Property, plant and equipment – net	81.9	36.6	165.9	–	284.4
Investments in subsidiaries	281.1	–	–	(281.1)	–
Deferred Income Taxes	10.2	26.3	–	–	36.5
Goodwill	–	–	44.9	–	44.9
Intangible assets	2.9	–	24.6	–	27.5
Other Assets	6.5	0.1	6.5	–	13.1
TOTAL ASSETS	$525.5	$208.6	$301.7	$(399.2)	$636.6
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities					
Debt payable within one year	$ 40.9	$ –	$ 14.7	$ –	$ 55.6
Accounts payable	14.3	4.5	8.4	–	27.2
Intercompany amounts payable	49.4	68.7	–	(118.1)	–
Accrued expenses	23.6	14.8	10.2	–	48.6
Total current liabilities	128.2	88.0	33.3	(118.1)	131.4
Long-term Debt	252.9	–	10.7	–	263.6
Deferred Income Taxes	–	–	23.7	–	23.7
Noncurrent Employee Benefits and Other Obligations	34.8	38.7	34.8	–	108.3
TOTAL LIABILITIES	415.9	126.7	102.5	(118.1)	527.0
STOCKHOLDERS' EQUITY	109.6	81.9	199.2	(281.1)	109.6
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$525.5	$208.6	$301.7	$(399.2)	$636.6

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Year Ended December 31, 2010				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
OPERATING ACTIVITIES					
Net income	$ 159.1	$145.1	$ 12.4	$(157.5)	$159.1
Adjustments to reconcile net income to net cash provided by operating activities					
Depreciation and amortization	13.1	4.4	13.8	–	31.3
Stock-based compensation	4.8	–	0.1	–	4.9
Deferred income tax provision (benefit)	2.2	36.5	(1.7)	–	37.0
Gain on sale of the Woodlands	–	(74.1)	–	–	(74.1)
Reclassification of cumulative translation adjustments related to investments in Canada	–	(87.9)	–	–	(87.9)
Gain on sale of Ripon Mill	–	(3.4)	–	–	(3.4)
Loss on other asset dispositions	0.2	–	–	–	0.2
Net cash provided by (used in) changes in operating working capital	(0.3)	1.0	(4.6)	–	(3.9)
Equity in earnings of subsidiaries	(157.5)	–	–	157.5	–
Pension and other post-employment benefits	(0.9)	(6.9)	–	–	(7.8)
Other	0.8	(1.6)	(0.1)	–	(0.9)
NET CASH PROVIDED BY OPERATING ACTIVITIES	21.5	13.1	19.9	–	54.5
INVESTING ACTIVITIES					
Capital expenditures	(6.7)	(2.6)	(8.1)	–	(17.4)
Net proceeds from sale of the Woodlands	–	78.0	–	–	78.0
Increase in investments	(3.5)	–	–	–	(3.5)
Proceeds from asset sales	8.7	–	–	–	8.7
Other	(0.3)	–	1.0	–	0.7
NET CASH USED IN INVESTING ACTIVITIES	(1.8)	75.4	(7.1)	–	66.5
FINANCING ACTIVITIES					
Proceeds from issuance of long-term debt	0.1	–	–	–	0.1
Repayments of long-term debt	(69.9)	–	(1.6)	–	(71.5)
Short-term borrowings	–	–	13.3	–	13.3
Repayments of short-term borrowings	(1.0)	–	(13.8)	–	(14.8)
Cash dividends paid	(5.9)	–	–	–	(5.9)
Proceeds from exercise of stock options	0.7	–	–	–	0.7
Other	(0.2)	–	–	–	(0.2)
Intercompany transfers – net	99.4	(88.1)	(11.3)	–	–
NET CASH USED IN FINANCING ACTIVITIES	23.2	(88.1)	(13.4)	–	(78.3)
NET INCREASE IN CASH AND CASH EQUIVALENTS	42.9	0.4	(0.6)	–	42.7
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2.1	2.0	1.5	–	5.6
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 45.0	$ 2.4	$ 0.9	$ –	$ 48.3

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Year Ended December 31, 2009				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
OPERATING ACTIVITIES					
Net income (loss)	$ (1.2)	$(4.4)	$ 6.9	$(2.5)	$ (1.2)
Adjustments to reconcile net income (loss) to net cash provided by operating activities					
Depreciation and amortization	15.2	4.6	14.7	–	34.5
Stock-based compensation	4.7	–	–	–	4.7
Deferred income tax benefit	(2.8)	(4.4)	(2.2)	–	(9.4)
Ripon Mill non-cash charges	–	6.3	–	–	6.3
Loss on other asset dispositions	0.2	–	–	–	0.2
Net cash provided by changes in operating working capital	19.9	4.7	2.8	–	27.4
Equity in earnings of subsidiaries	(2.5)	–	–	2.5	–
Pension and other post-employment benefits	4.5	(2.9)	0.8	–	2.4
Other	(0.9)	1.0	(0.1)	–	–
NET CASH PROVIDED BY OPERATING ACTIVITIES	37.1	4.9	22.9	–	64.9
INVESTING ACTIVITIES					
Capital expenditures	(3.4)	(1.4)	(3.6)	–	(8.4)
Proceeds from asset sales	–	0.8	–	–	0.8
Other	0.8	(0.3)	(1.2)	–	(0.7)
NET CASH USED IN INVESTING ACTIVITIES	(2.6)	(0.9)	(4.8)	–	(8.3)
FINANCING ACTIVITIES					
Proceeds from issuance of long-term debt	42.6	–	–	–	42.6
Repayments of long-term debt	(85.8)	–	(1.8)	–	(87.6)
Short-term borrowings	0.9	–	11.3	–	12.2
Repayments of short-term borrowings	–	–	(15.4)	–	(15.4)
Cash dividends paid	(5.9)	–	–	–	(5.9)
Other	(0.1)	–	–	–	(0.1)
Intercompany transfers – net	14.0	(3.1)	(10.9)	–	–
NET CASH USED IN FINANCING ACTIVITIES	(34.3)	(3.1)	(16.8)	–	(54.2)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	–	–	(0.1)	–	(0.1)
NET INCREASE IN CASH AND CASH EQUIVALENTS	0.2	0.9	1.2	–	2.3
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1.9	1.1	0.3	–	3.3
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2.1	$ 2.0	$ 1.5	$ –	$ 5.6

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

	Year Ended December 31, 2008				
	Neenah Paper, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Amounts
OPERATING ACTIVITIES					
Net income (loss)	$(157.0)	$(101.6)	$(44.7)	$ 146.3	$(157.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities					
Depreciation and amortization	15.4	7.4	15.8	–	38.6
Stock-based compensation	4.0	–	–	–	4.0
Deferred income tax provision (benefit)	3.1	(55.2)	(4.0)	–	(56.1)
Goodwill and other intangible asset impairment charge	–	–	54.5	–	54.5
Asset impairment loss	–	91.2	–	–	91.2
Loss on disposal – transfer of the Pictou Mill	–	29.4	–	–	29.4
Amortization of deferred revenue – transfer of the Pictou Mill	–	(2.8)	–	–	(2.8)
Loss on disposal – transfer of the Pictou Mill postretirement benefit plans	–	53.7	–	–	53.7
Gain on curtailment of postretirement benefit plan	–	(4.3)	–	–	(4.3)
(Gain) loss on other asset dispositions	0.4	(6.7)	–	–	(6.3)
Increase (decrease) in working capital	(21.3)	7.5	(8.8)	–	(22.6)
Equity in losses of subsidiaries	146.3	–	–	(146.3)	–
Pension and other postretirement benefits	(3.8)	(4.6)	0.8	–	(7.6)
Other	(0.4)	(1.1)	(0.1)	–	(1.6)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(13.3)	12.9	13.5	–	13.1
INVESTING ACTIVITIES					
Capital expenditures	(11.2)	(7.4)	(11.4)	–	(30.0)
Payments in conjunction with transfer of the Pictou Mill	–	(13.6)	–	–	(13.6)
Proceeds from asset sales	–	13.8	–	–	13.8
Other	(1.3)	0.8	(0.1)	–	(0.6)
NET CASH USED IN INVESTING ACTIVITIES	(12.5)	(6.4)	(11.5)	–	(30.4)
FINANCING ACTIVITIES					
Proceeds from issuance of long-term debt	53.7	–	–	–	53.7
Repayments of long-term debt	(34.6)	–	–	–	(34.6)
Short-term borrowings	–	–	18.7	–	18.7
Repayments of short-term debt	–	–	(3.3)	–	(3.3)
Cash dividends paid	(6.0)	–	–	–	(6.0)
Share purchases	(9.4)	–	–	–	(9.4)
Other	(0.3)	(0.6)	–	–	(0.9)
Intercompany transfers – net	25.2	(7.6)	(17.6)	–	–
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	28.6	(8.2)	(2.2)	–	18.2
NET CHANGE IN CASH AND CASH EQUIVALENTS	2.8	(1.7)	(0.2)	–	0.9
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	(0.9)	2.8	0.5	–	2.4
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 1.9	$ 1.1	$ 0.3	$ –	$ 3.3

SEVENTEEN

Unaudited Quarterly Data

	2010 Quarters				
	First	**Second**	**Third**	**Fourth[(a)]**	**Year[(a)]**
Net Sales	**$167.3**	**$168.6**	**$161.5**	**$160.3**	**$657.7**
Gross Profit	**32.3**	**32.2**	**27.8**	**27.7**	**120.0**
Operating Income	**16.4**	**13.7**	**11.7**	**13.3**	**55.1**
Income From Continuing Operations	**7.3**	**6.3**	**4.7**	**6.7**	**25.0**
Earnings Per Common Share From Continuing Operations:					
Basic	**$ 0.50**	**$ 0.43**	**$ 0.32**	**$ 0.45**	**$ 1.69**
Diluted	**$ 0.48**	**$ 0.41**	**$ 0.30**	**$ 0.43**	**$ 1.61**

	2009 Quarters				
	First	Second[(b)]	Third	Fourth	Year[(b)]
Net Sales	$134.1	$135.2	$150.1	$154.5	$573.9
Gross Profit	20.5	24.2	28.3	28.6	101.6
Operating Income (Loss)	4.9	(10.5)	10.7	11.3	16.4
Income (Loss) From Continuing Operations	(0.7)	(8.6)	3.4	4.1	(1.8)
Earnings (Loss) Per Common Share From Continuing Operations:					
Basic	$ (0.05)	$ (0.58)	$ 0.23	$ 0.28	$ (0.12)
Diluted	$ (0.05)	$ (0.58)	$ 0.23	$ 0.28	$ (0.12)

(a) Includes a gain of $3.3 million on disposal of the Ripon Mill.
(b) Includes costs related to the closure of the Ripon Mill of $17.1 million.

LEADERSHIP

EXECUTIVE TEAM

Sean T. Erwin
Chairman of the Board,
President and
Chief Executive Officer

John P. O'Donnell
Senior Vice President and
Chief Operating Officer

Bonnie C. Lind
Senior Vice President,
Chief Financial Officer
and Treasurer

Steven S. Heinrichs
Senior Vice President,
General Counsel
and Secretary

Dennis P. Runsten
President,
Technical Products – U.S.

Julie A. Schertell
President, Fine Paper

Armin S. Schwinn
Managing Director,
Neenah Germany

BOARD OF DIRECTORS

Sean T. Erwin
Chairman of the Board,
President and
Chief Executive Officer,
Neenah Paper, Inc.

Edward Grzedzinski
Former Chief Executive
Officer, NOVA
Information Systems

Mary Ann Leeper, Ph.D.
Senior Strategic Advisor,
Female Health Company
and Former President and
Chief Operating Officer,
Female Health Company

Timothy S. Lucas, CPA
Independent Consultant,
Lucas Financial Reporting
and Former Director of
Research, FASB

John F. McGovern
Partner, Aurora Capital LLC
and Former Executive
Vice President and
Chief Financial Officer,
Georgia Pacific Corporation

Philip C. Moore
Partner,
McCarthy Tétrault, L.L.P.

John P. O'Donnell
Senior Vice President and
Chief Operating Officer,
Neenah Paper, Inc.

Stephen M. Wood, Ph.D.
President and
Chief Executive Officer,
FiberVisions Corporation

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
Neenah Paper, Inc.
3460 Preston Ridge Road
Suite 600
Alpharetta, GA 30005
678.566.6500
www.neenah.com

ANNUAL MEETING OF SHAREHOLDERS
The 2011 annual meeting of the shareholders of Neenah Paper, Inc. will be held Wednesday, May 18, 2011, at 10:00 a.m., Eastern time at Neenah's headquarters in Alpharetta, Georgia.

As of February 28, 2011, Neenah had approximately 2,100 holders of record of its common stock.

REGISTRAR AND TRANSFER AGENT
BNY Mellon
Shareowner Services
P.O. Box 358010
Pittsburgh, PA 15252
Contact Center:
Toll Free U.S. and Canada: 877.498.8847
International callers: 201.680.6578
Toll Free
TDD for hearing impaired: 800.231.5469
www.bnymellon.com/shareowner/equityaccess

FINANCIAL AND OTHER COMPANY INFORMATION
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 is available on our website at www.neenah.com.
In addition, financial reports, recent filings with the Securities and Exchange Commission (SEC), news releases and other information are available on our website. For a printed copy of our Form 10-K, without charge, please contact:
Neenah Paper, Inc.
Attn: Stockholder Services
3460 Preston Ridge Road
Suite 600
Alpharetta, GA 30005
866.548.6569
or via e-mail to investors@neenahpaper.com

CERTIFICATIONS
Neenah has included as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the SEC, certifications of Neenah's Chief Executive Officer and Chief Financial Officer certifying the quality of our public disclosure.

TRADEMARKS
Brand names mentioned in this report are trademarks of Neenah Paper, Inc. Crane is a registered trademark of Crane and Co., Inc.

STOCK EXCHANGE
Neenah Paper's common stock is traded on the New York Stock Exchange under the symbol NP.

NP
LISTED
NYSE

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
191 Peachtree Street
Suite 1500
Atlanta, GA 30303

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
Among Neenah Paper, Inc., the Russell 2000 Value Index, an Old Peer Group and a New Peer Group



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12 05
12 06
12 07
12 08
12 09
12 10

— Neenah Paper, Inc.
-- Russell 2000 Value
···· Old Peer Group: AbitibiBowater Inc., International Paper Company, P.H. Glatfelter Company, Schweitzer-Mauduit International, Inc. and Wausau Paper Corp. The peer group average is weighted by market capitalization.
— New Peer Group: AEP Industries Inc., Boise Inc., Buckeye Technologies Inc., CSS Industries, Inc., P.H. Glatfelter Company, KapStone Paper and Packaging Corporation, Minerals Technologies Inc., OMNOVA Solutions Inc., Polypore International, Inc., Schweitzer-Mauduit International, Inc., Verso Paper Corp. and Wausau Paper Corp. The peer group average is weighted by market capitalization.

* $100 invested on 12/31/05 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

COLOPHON

To minimize our environmental impact, the Neenah Paper, Inc. 2010 Annual Report was printed on papers containing fibers from environmentally appropriate, socially beneficial and economically viable forest resources.


CERTIFIED RENEWABLE ENERGY
Green-e.org

PAPER

Dust Jacket
CLASSIC CREST® Paper
Solar White
24 lb. writing

Cover
CLASSIC CREST® Paper
Solar White
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End Papers
ESSE® Paper
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80 lb. text

Pages 1–8
CLASSIC CREST® Paper
Classic Natural White
100 lb. text

Pages 9–16
ESSE® Paper
Willow⊛
80 lb. text

Pages 17–24
CLASSIC CREST® Paper
Epic Black⊛
80 lb. text

Pages 25–92
SUNDANCE® Paper
Warm White⊛
80 lb. text

CREDITS

Design and Production
Addison
www.addison.com

Copywriting
Edward Nebb

Printing
Classic Color

ILLUSTRATION

Dust Jacket: Marcos Chin

Cover: Mike Perry

Page 1: MVM

Page 9: Mario Hugo

Page 16: Micah Lidberg


NEENAH PAPER INC

NEENAH PAPER, INC.
3460 PRESTON RIDGE ROAD
SUITE 600
ALPHARETTA, GA 30005
678.566.6500

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